THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser to the Independent Board Committee and
the Independent Shareholders of
SUNDAY Communications Limited

A letter from the board of directors of SUNDAY Communications Limited is set out on pages 4 to 96 of this Circular. A letter from the Independent Board Committee (as defined herein) containing its advice to the Independent Shareholders (as defined herein) is set out on page 97 of this Circular. A letter from ING Bank N.V., the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders, is set out on pages 98 to 133 of this Circular.

A notice convening an extraordinary general meeting ("Shareholders' Meeting") of the Company to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m. is set out on pages 139 to 146 of this Circular. A form of proxy for use at the Shareholders' Meeting is enclosed. Whether or not you intend to attend and vote at the Shareholders' Meeting or any adjourned meeting in person, you are requested to complete and sign the enclosed form of proxy in accordance with the instructions printed thereon and to lodge it with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for holding the Shareholders' Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Shareholders' Meeting or any adjourned meeting should you so wish.

10 April 2006

— i —

DEFINITIONS

In this Circular, the following terms and expressions shall (unless the context otherwise requires) have the following meanings:

"Annual Cap"	the maximum aggregate annual value of each continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules

"Board"	the board of directors of the Company

"Cascade"	Cascade Limited, an indirect wholly-owned subsidiary of PCCW

"Circular"	this shareholders' circular

"Company" or "SUNDAY"

SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and the American depositary shares of which are quoted on the NASDAQ National Market in the United States of America

"Directors"	the directors of the Company

"Group"	the Company and its subsidiaries and a "member of the Group" shall be construed accordingly

"HKTC"	PCCW-HKT Telephone Limited, an indirect wholly-owned subsidiary of PCCW and the holder of a fixed carrier licence in Hong Kong

"HKTL"	PCCW-HKT Limited, an indirect wholly-owned subsidiary of PCCW

"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Independent Board Committee"

the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules and under Article 120 of the Company's Articles of Association, to consider the Transactions and opine as to whether the terms of the Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Directors

"Independent Directors"	Messrs. John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen, being all the independent non-executive directors of the Company

DEFINITIONS

"Independent Financial Adviser"

ING Bank N.V., the independent financial adviser appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting

"Independent Shareholders"	the shareholders of the Company other than PCCW Mobile and any associate (as defined in the Listing Rules) of PCCW Mobile

"January Announcement"	the announcement issued by the Company dated 12 January 2006 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group

"July Announcement"	the announcement issued by the Company dated 29 July 2005 relating to certain continuing connected transactions between members of the Group and members of the PCCW Group

"Letter from the Board"	the letter from the Board set out on pages 4 to 96 of this Circular

"Latest Practicable Date"	31 March 2006, being the latest practicable date prior to the printing of this Circular for ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Mandarin"	Mandarin Communications Limited, an indirect wholly-owned subsidiary of the Company

"NSL"	PCCW-HKT Network Services Limited, an indirect wholly-owned subsidiary of PCCW

"OFTA"	the Office of the Telecommunications Authority of Hong Kong

"PCCW"	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

"PCCW Group"	PCCW and its subsidiaries, but excluding for this purpose the Group, and a "member of the PCCW Group" shall be construed accordingly

DEFINITIONS

"PCCW Media"	PCCW Media Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Mobile"	PCCW Mobile Holding No. 2 Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Powerbase"	PCCW Powerbase Data Center Services (HK) Limited, an indirect wholly-owned subsidiary of PCCW

"PCCW Services"	PCCW Services Limited, a direct wholly-owned subsidiary of PCCW

"PCCW Teleservices"	PCCW Teleservices (Hong Kong) Limited, an indirect wholly-owned subsidiary of PCCW

"PCPD Facilities"	PCPD Facilities Management Limited, an indirect non wholly-owned subsidiary of PCCW

"Power Logistics"	Power Logistics Limited, an indirect wholly-owned subsidiary of PCCW

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

"Shareholders' Meeting"

the extraordinary general meeting of the Company convened to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., by the notice of meeting set out on pages 139 to 146 of this Circular and any adjournment of that meeting

"Shares"	shares of HK$0.10 each of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"SUNDAY 3G"	SUNDAY 3G (Hong Kong) Limited, an indirect wholly-owned subsidiary of the Company

"Transactions"

the continuing connected transactions referred to in Part C ("Continuing Connected Transactions Conditional on Independent Shareholders' Approval") of the Letter from the Board, set out on pages 4 to 96 of this Circular, being the continuing connected transactions described in this Circular which are conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting, as contemplated by Rule 14A.18 of the Listing Rules.

LETTER FROM THE BOARD

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

Executive Directors:	Registered office:
Alexander Anthony Arena Chairman	Century Yard
Chan Kee Sun, Tom	Cricket Square
Chan Wing Wa	Hutchins Drive
Chow Ding Man	P.O. Box 2681 GT
Hui Hon Hing, Susanna	George Town
Grand Cayman
Independent Non-executive Directors:	British West Indies
John William Crawford
Henry Michael Pearson Miles	Principal place of business in Hong Kong:
Robert John Richard Owen	39th Floor, PCCW Tower
TaiKoo Place
979 King's Road
Quarry Bay, Hong Kong

10 April 2006

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

PART A
BACKGROUND AND OVERALL RATIONALE
FOR THE CONTINUING CONNECTED TRANSACTIONS

Introduction

We refer to the Company's announcement dated 7 April 2006 which describes a number of continuing connected transactions between members of the Group and members of the PCCW Group which are conditional on Independent Shareholders' approval under Rule 14A.18 of the Listing Rules.

The purpose of this Circular is to provide shareholders of the Company with further details of those continuing connected transactions and to convene the Shareholders' Meeting at which resolutions will be proposed to consider and, if thought fit, approve those continuing connected

LETTER FROM THE BOARD

transactions. The notice convening the Shareholders' Meeting is set out on pages 139 to 146 of this Circular. This Circular also sets out:

(a)            on page 97, a separate letter containing the recommendation from the Independent Board Committee to the Independent Shareholders as to whether the terms of those continuing connected transactions are fair and reasonable, whether those continuing connected transactions are in the interests of the Company and its shareholders as a whole and advising Independent Shareholders how to vote at the Shareholders' Meeting; and

(b)            on pages 98 to 133, a separate letter from the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders as to whether the terms of those continuing connected transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the Shareholders' Meeting.

The attention of the Independent Shareholders is specifically drawn to those letters of advice.

Background

PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of this Circular and therefore is a substantial shareholder and connected person (as defined in the Listing Rules) of the Company. Accordingly, members of the PCCW Group are connected persons of the Company under the Listing Rules and transactions between the Group and the PCCW Group constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

Following the acquisition by PCCW Mobile of a controlling interest in the Company, and the Company thereby becoming an indirect non-wholly owned subsidiary of PCCW, the Board has conducted a detailed analysis of the mobile telecommunications market in Hong Kong and reviewed the Company's current strategic business model and the viability of various alternative options available to the Company.

The Hong Kong Mobile Telecommunications Market

The Hong Kong mobile telecommunications market is intensely competitive with six operators providing 2G networks and four operators licensed to provide 3G networks. The market has seen some merger and acquisition activity which appears to signal a move towards fewer, but larger, operators. This trend can also be seen in markets overseas. Another possibility is that surviving operators are likely to seek to provide a wider range of services beyond mobile telecommunications as the industry attempts to provide "converged" voice, data, video and media services. In the light of these developments the Board considers it positive that the Company has become part of the PCCW Group since PCCW is the premier provider of telecommunications services in Hong Kong and has developed a successful pay TV business.

LETTER FROM THE BOARD

The Company's Current Business Model

Before its acquisition by PCCW Mobile, the Company pursued a business model based on providing solely mobile telecommunications services directly to retail consumers. The Company had established a modest 2G business on this basis and had been investing to extend its range of services to encompass 3G services. Nonetheless the Company remained the smallest of all the mobile operators in Hong Kong — with a market share of less than 10%. To be successful with its 3G investments, the Company would need a relatively rapid adoption of 3G services by customers. Additionally, 3G technology has been difficult to stabilise; suitably attractive handsets for customers have been slow to emerge; and, generally, the previously held assumptions about the 3G market's development have proven to be overly optimistic not only in Hong Kong but globally.

In light of the delays to 3G and taking into account the apparent trend towards consolidation in the Hong Kong mobile telecommunications market, the Board has conducted a review of the options available to the Company and has decided to leverage the PCCW Group's premier position to develop a more robust business model in future. In particular, this will mean that the Company's services and networks will be accessible to more potential customers given PCCW's large, and established, customer base. The Board believes this move is important for the Company if it is to survive in a market increasingly populated by large players capable of delivering converged services.

The Company's Future Business Model

Under the proposed business model, the sale of 3G product offerings to consumer and commercial customers and 2G services to commercial customers will be undertaken by the Group in conjunction with the PCCW Group. The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers. The Group will also commence a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group's 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group. The Group will also commence another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to customers. These arrangements are expected to facilitate the rapid growth of two new lines of business for the Group and to enable the Group to access the substantial commercial customer base of the PCCW Group, a market sector in which the Group has historically been largely inactive, and to access the wide range of content which is available to the PCCW Group. The PCCW Group will bear the costs of launching a 3G product offering, which are substantial and otherwise would be prohibitive for the Group having regard to its current financial position. The PCCW Group's product offerings will be positioned in the market as premium products with advanced functionality and other features which integrate with the PCCW Group's existing wide range of telecommunications and media products and services. The PCCW Group will not be offering 2G products to the retail consumer market, except to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV. The Group will also outsource certain business functions to the PCCW Group to facilitate the implementation of the proposed business model described above.

LETTER FROM THE BOARD

Continuing Connected Transactions

In order to facilitate the implementation of the proposed business model, the Group has entered into a variety of transactions with the PCCW Group relating to various aspects of the Group's telecommunications business, each constituting a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules. In the case of each continuing connected transaction, an Annual Cap has been set on the annual value of that continuing connected transaction.

The Board is satisfied that each of the proposed continuing connected transactions is on normal commercial terms and that entering into those transactions is in the interests of the Company and its shareholders as a whole. This Circular contains a letter from the Independent Directors comprising the Independent Board Committee, in which the Independent Board Committee have expressed their opinion that the terms of the Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Board considers that the adoption of the proposed business model described above and the approval of the Transactions will bring a number of key benefits to the Group.

Anticipated Key Benefits

The Group's existing business is principally providing 2G mobile telecommunications services to the retail consumer segment in Hong Kong and, as at 31 December 2005, the Group had approximately 738,000 subscribers, of whom the vast majority are retail consumer subscribers. Under the proposed business model, the Group will continue its existing 2G business in substantially the same form, principally focusing on the retail consumer market. Having said that, there are no restrictions whatsoever on the Group from also marketing its 2G services to commercial customers, although this has not been the Group's target market historically.

Build out of the Group's 3G mobile telecommunications network has been substantially completed, but the number of subscribers, prior to the recent campaign launched in conjunction with PCCW, was negligible and limited only to a trial launch of the 3G data card. In terms of subscribers and revenue, the Company has historically had no meaningful 3G business, notwithstanding that it has held its 3G licence since 2001 and has incurred the capital expenditure and time required to roll out a 3G network. Prior to the recent campaign launched in conjunction with PCCW, the Company had only 50 3G subscribers under the trial launch of the 3G data card and, accordingly, the revenue generated from the Company's 3G business was negligible. In contrast, as at 31 December 2005, the Company has incurred total capital expenditure of approximately HK$658 million to build out its 3G network. The 3G mobile telecommunications market in Hong Kong is highly competitive and, accordingly, the Company must carefully consider how best to now commence its 3G business and position itself in a competitive market to maximize revenues and profits.

The Board considers that the future of the Group's 3G mobile telecommunications business is best served by the Group adopting a wholesale business model, by partnering with PCCW as a wholesaler to the PCCW Group. In this way, the Group is able to:

(a)            leverage the PCCW Group's existing premium customer base, to rapidly grow the Group's 3G business, in respect of which a considerable amount of capital expenditure has already been incurred;

LETTER FROM THE BOARD

(b)            reduce costs by avoiding the additional costs incurred in a retail business model and outsourcing the provision of a range of services to the PCCW Group. As described below in this Circular, these services include network management, IT services, handset purchases, distribution services, billing and payment management, property management, logistics and procurement services; and

(c)             leverage the PCCW Group's existing service platform, to improve service quality of the Group and to cater for increased sales volume in the future.

The continuing connected transactions described in this Circular also reflect an overall medium to longer term shift by the Group to an outsourcing model, designed amongst other things to:

(a)            enable the Group to obtain better terms from equipment and other suppliers, by combining its purchasing power with that of the PCCW Group;

(b)            reduce the costs of, among other things, administration, network management, IT, handset purchases, distribution, billing and payment management, property management, logistics, procurement and corporate services by taking advantage of the economies of scale which can be derived from outsourcing the provision of those services to the PCCW Group (rather than maintaining the necessary infrastructure and resources to provide those services itself) or from purchasing products from third parties in conjunction with the PCCW Group, thereby benefiting from the combined purchasing power of the Group and the PCCW Group; and

(c)             improve service quality of the Group and to cater for increased sales volume in the future.

Resolution of Potential Competition Issues

As referred to above in this Circular:

(a)            The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers. The PCCW Group will not be selling a standalone 2G product to retail consumer customers in any circumstances. Accordingly, the PCCW Group will not be competing with the Group in relation to 2G products and services marketed to retail consumer customers, which is the Group's existing target market.

(b)             In relation to 3G products and services, the Group will adopt a wholesale business model, under which it will act as a wholesaler of 3G products and services to the PCCW Group.The PCCW Group will then resell those 3G products and services, improved with content acquired by the PCCW Group, directly to customers. The wholesale business model to be adopted by the Group is a standalone and sustainable business in its own right and is complementary to, and not competitive with, the PCCW Group's reseller business model in relation to 3G products and services. Growth of the PCCW Group's 3G reseller business will inevitably and directly lead to growth in the Group's 3G wholesale business.

(c)             In relation to the sale of 2G products and services to commercial customers, the Group will also adopt a wholesale business model. This reflects the fact that the Group currently has

LETTER FROM THE BOARD

very few commercial customers and historically the Group has found it extremely difficult to penetrate the commercial customer segment. The PCCW Group, on the other hand, has an existing substantial commercial customer base, to whom 2G and 3G product offerings can be marketed. Accordingly, the adoption by the Group of a 2G wholesaler business model in the context of sales to commercial customers is again complementary to, and not competitive with, the PCCW Group's reseller business model for this market segment. Growth of the PCCW Group's 2G reseller business will directly lead to the development of a new business for the Group, to a sector of the market which has historically proved to be unattainable for the Group.

(d)            In terms of the potential migration of 2G customers to 3G products and services, this is a feature of advances in mobile telecommunications technology which the Group will face in any event as customers are expected to gradually shift from 2G to 3G technology offering enhanced features and performance. Following a detailed analysis of the mobile telecommunications market in Hong Kong and the viability of various alternative options available to the Group, including incurring the substantial costs of launching its own 3G offering to retail consumer customers, the Board is of the view that in principle the wholesale business model described above is in the best interests of the Company and its shareholders as a whole.

A chart illustrating the arrangements described above is set out below:

Note (1):  If so requested by the customer, may include a subsidiary 2G product to support the principal PCCW 3G product or bundled with other products and services of the PCCW Group such as fixed line products and services and now TV.

LETTER FROM THE BOARD

Overview of Outsourcing

The table below shows the existing business functions of the Group which will be retained by the Group and those which will be outsourced to the PCCW Group, if the Transactions are approved by the Independent Shareholders.
Functions retained by the Group	Functions outsourced to the PCCW Group

  CEO and Executive Office

  Operations, comprising:

— Retail sales

— Retail marketing and operation support

— International services

— Administration and logistics support

  Information technology
  New technologies

  Finance, fraud and credit control

  Network management

  Corporate services

  Call centre management

  Systems integration and operations

  Distribution services

  Handset purchases

  Billing/Payment management

  Property management

  Logistics support and procurement services

Outsourcing is an extremely common feature of a broad spectrum of business sectors, including the telecommunications sector. A number of the Group's competitors also employ elements of outsourcing in their business models, in order to reduce costs and improve financial performance in the context of a fiercely competitive market.

Following the implementation of the continuing connected transactions described in this Circular, 277 of the 840 employees employed by the Group as of 31 January 2006 would continue to be employed by the Group in its retained business units, while 563 employees would transfer to the PCCW Group in connection with the functions to be outsourced to the PCCW Group. Of those 563, 248 transferring employees are based in Shenzhen and are principally engaged in "back office" administration and the operation of the Group's call centre which deals with customer enquiries.

It is important to note that:

(a)            the Group will continue with its existing 2G business, with some of the support functions relating to that business being outsourced to the PCCW Group; and

(b)            the Group will be commencing two new lines of business, by operating as a wholesaler of principally 3G but also 2G products and services to the PCCW Group. The wholesale business model is a recognised business model in the industry, as an alternative to a pure retail play, and will be incremental to the Group's existing 2G business.

LETTER FROM THE BOARD

In relation to this overall shift to an outsourcing model, the Board considers that the terms of the agreements to be entered into in relation to the continuing connected transactions and the provisions of the Listing Rules which are applicable to transactions between the Group and the PCCW Group are sufficient to ensure that the pricing and other terms of the outsourcing arrangements are, and will continue to be, in the interests of the Company and its shareholders as a whole.

General

The terms and conditions of each of the continuing connected transactions described in this Circular are on normal commercial terms, have been settled on an arm's length basis and are no less favourable to the Group than those obtainable from or offered to independent third parties.

None of the continuing connected transactions described in this Circular are exclusive. Accordingly, the Group is free to endeavour to market 2G and 3G products and services to any market segment, including both retail consumer customers and commercial customers. If at any time the Board considers that selling 3G products and services pursuant to a retail sale business model would be more profitable, there are no restrictions on the Company proceeding to do so. Similarly, the Group can appoint additional or alternative providers of outsourcing services and/or terminate the provision by the PCCW Group of one or more outsourcing services, in accordance with the respective terms of the relevant agreements described below.

PART B
OVERVIEW

Reference is made to the July Announcement and the January Announcement relating to certain continuing connected transactions between members of the Group and members of the PCCW Group.

1.     The July Announcement

The July Announcement referred, among other things, to:

(a)            the provision by the PCCW Group of certain types of leased circuits and interconnection capacity to the Group under agreements entered into before the PCCW Group became a connected person of the Company and expiring on 30 September 2006;

(b)            the payment by the Group of certain interconnection charges to the PCCW Group, in accordance with the OFTA regulations, for transmission of mobile calls via the PCCW Group's public switched telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA; and

(c)             the provision of distribution services by the PCCW Group to the Group pursuant to arrangements which expired on 31 December 2005.

LETTER FROM THE BOARD

2.     Status of Continuing Connected Transactions described in the July Announcement

(a)            Subject to the Transactions being approved by the Independent Shareholders at the Shareholders' Meeting, the arrangements relating to the provision of leased circuits referred to in paragraph 1(a) above described in the July Announcement will be superseded and replaced by the Mobile Network Management Services Agreement described in paragraph 11 of Part C of this Letter from the Board and the existing agreements will be terminated.

(b)           The arrangements relating to the provision of interconnection capacity to the Group referred to in paragraph 1(a) above described in the July Announcement will continue to be provided under the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 described in paragraph 8(i) of Part C of this Letter from the Board, which pre-dates PCCW Mobile having acquired a controlling interest in the Company and will continue in full force and effect in accordance with its terms, subject to the amendments described in paragraph 8(i) of Part C of this Letter from the Board. In addition, the Flexible Bandwidth 1.5Mbps Service Agreement and the Video Link Circuit Agreement referred to in paragraphs 8(ii) and (iii) respectively of Part C of this Letter from the Board are each new agreements. Also in relation to interconnection:

(i)              payment by the Group of the mobile interconnection (PNETS) charges, mobile number portability (MNP) and local access charges (LAC), which are each charged in accordance with OFTA prescribed rates, will continue to be payable in accordance with those rates, as referred to in paragraph 8(iv) of Part C of this Letter from the Board; and

(ii)            miscellaneous local data services charges and local telephone services charges which are each payable in accordance with the relevant tariffs of HKTC from time to time will be payable, as referred to in paragraph 8(v) of Part C of this Letter from the Board.

Independent Shareholders will be asked to approve an increase in the amount of the Annual Caps in respect of the arrangements described above relating to interconnection at the Shareholders' Meeting.

(c)            The distribution services arrangements referred to in paragraph 1(c) above expired on 31 December 2005 and were replaced by the agreements referred to in paragraph 3(a) below under the heading "The January Announcement".

3.     The January Announcement

The January Announcement referred, among other things, to:

(a)            The provision of distribution services by the PCCW Group to the Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006. These arrangements replaced the provision of the distribution services referred to in the July Announcement and in paragraph 1(c) above, which expired on 31 December 2005.

LETTER FROM THE BOARD

(b)           The wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006.

(c)            The provision of IDD wholesale services by the PCCW Group to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(d)            Arrangements relating to a handset mobile trade-in programme, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(e)            The provision by the PCCW Group of call centre services for the benefit of the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 July 2006.

(f)             The provision by the PCCW Group of systems integration and operations services to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(g)            The sale of mobile plans by the Group to the PCCW Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(h)            The provision of office space by the PCCW Group to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006.

(i)              The provision of facility management services by the PCCW Group to the Group, pursuant to various agreements.

(j)              Two offer letters in respect of telephone exchanges.

(k)            The design and build of mobile switching centres by the PCCW Group for the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 and the design and build of additional switching centres anticipated by the Group to be necessary.

(l)              The provision of logistics and procurement support to the Group by the PCCW Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006.

As referred to in the January Announcement, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Cap in respect of each category of continuing connected transaction referred to in paragraphs 3(a) to (l) above, as disclosed in the January Announcement, exceeded 0.1% but were less than 2.5% and, accordingly, each category of transaction was only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and, pursuant to Rule 14A.34 of the Listing Rules, was exempt from the Independent Shareholders' approval requirements of Rule 14A.18 of the Listing Rules.

However, as specified in the January Announcement, in the case of a number of the continuing connected transactions listed in paragraphs 3(a) to (l) above and described in that announcement:

(i)              the Company anticipated sales or charges in excess of the applicable Annual Cap for the relevant transaction disclosed in the January Announcement; and

LETTER FROM THE BOARD

(ii)            pending Independent Shareholders' approval being obtained for, among other things, a higher Annual Cap, the Company would adhere to the Annual Cap stated for the relevant transaction in the January Announcement (or otherwise discontinue the arrangement before the relevant Annual Cap is exceeded).

4.     Agreements referred to in the January Announcement which are to be superseded by agreements described in this Letter from the Board

Subject to the Transactions being approved by the Independent Shareholders at the Shareholders' Meeting, the agreements described in the January Announcement relating to the continuing connected transactions listed in the table below will be superseded and replaced by the relevant agreements described in those paragraphs of this Letter from the Board specified in the table below:
Continuing Connected Transactions described in the January Announcement	To be superseded and replaced by the relevant agreements described in the following paragraphs of this Letter from the Board

Provision of distribution services by the PCCW Group to the Group, pursuant to two agreements dated 10 January 2006 and expiring on 31 December 2006 (see para. 3(a) above)	Paragraph 3 of Part C
Wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group (see para. 3(b) above)	Paragraph 1 of Part C
Provision of IDD wholesale services by the PCCW Group to the Group (see para. 3(c) above)	Paragraph 9 of Part C
Provision by the PCCW Group of call centre services for the benefit of the Group (see para. 3(e) above)	Paragraph 12 of Part C
The sale of mobile plans by the Group to the PCCW Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 (see para. 3(g) above)	Paragraph 6 of Part C

LETTER FROM THE BOARD

The provision of office space by the PCCW Group to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 (see para. 3(h) above)	Paragraph 21 of Part C
Provision of logistics and procurement support to the Group by the PCCW Group (see para. 3(l) above)	Paragraphs 17 and 18 of Part C

5.     Continuing Connected Transactions referred to in the January Announcement which will continue in accordance with their respective terms summarised in the January Announcement

The remaining continuing connected transactions described in the January Announcement and listed in paragraph 3 above will all continue in full force and effect in accordance with the terms of the relevant agreements summarised in the January Announcement. In some cases, those agreements will, subject to approval by the Independent Shareholders at the Shareholders' Meeting, be supplemented and/or amended as described below in this Letter from the Board.

6.     Increase of Annual Cap for certain agreements referred to in the January Announcement

In relation to certain agreements described in the January Announcement, those agreements will continue in full force, but Independent Shareholders will be asked to approve an increase in the applicable Annual Caps for those agreements, as compared to the Annual Caps disclosed in the January Announcement, and/or amendments and/or supplements to those agreements. The table below identifies the continuing connected transactions described in the January Announcement in respect of which Independent Shareholders will be asked to approve an increase in the relevant Annual Caps and/or amendments and/or supplements to those agreements and specifies the relevant paragraph of Part C of this Letter from the Board which explains the increase in the Annual Caps and/or amendments and/or supplements which are being proposed.
Continuing Connected Transactions described in the January Announcement	Increase of Annual Cap as described in the following paragraphs of this Letter from the Board

Two offer letters in respect of telephone exchanges (see para. 3(j) above)	Paragraph 22 of Part C

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  The design and build of mobile switching centres by the PCCW Group for the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 and the design and build of additional switching centres anticipated by the Group to be necessary (see para. 3(k) above)
Paragraph 14 of Part C

The provision by the PCCW Group of systems integration and operations services to the Group, pursuant to an agreement dated 10 January 2006 and expiring on 31 December 2006 (see para. 3(f) above)	Paragraph 13 of Part C

7.     Disclosure and approval requirements for the Continuing Connected Transactions described in this Letter from the Board

The agreements described in Part C of this Letter from the Board, other than certain pre-existing agreements entered into prior to PCCW Mobile becoming a substantial shareholder of the Company, are each conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting. In relation to those pre-existing agreements entered into prior to PCCW Mobile becoming a substantial shareholder of the Company, the increased Annual Caps in respect of those pre-existing agreements and the continuation of those pre-existing agreements are conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting.

PART C
CONTINUING CONNECTED TRANSACTIONS CONDITIONAL ON
INDEPENDENT SHAREHOLDERS' APPROVAL

The following agreements and/or the proposed Annual Caps in respect of them are conditional on Independent Shareholders' approval being obtained at the Shareholders' Meeting.

Section I — Provision of telecommunications services and/or products by the Group to the PCCW Group

The transactions relating to the provision of telecommunications services and/or products by the Group to the PCCW Group include the following:

1. Wholesale of 2G and 3G mobile telecommunications services to the PCCW Group;

2. 2G and 3G Content Delivery Support;

3. Distribution Services;

4. Sponsorship Program;

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5. Distribution Services for Blackberry;

6. Sale of Mobile Plans; and

7. Agency Services.

Details of these transactions and relevant agreements as well as their respective proposed Annual Caps are set out below.

1.     Wholesale of 2G and 3G mobile telecommunications services to the PCCW Group

The following agreements supersede and replace the agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group as referred to in the January Announcement and in paragraph 3(b) of the section headed "Overview" of Part B of this Letter from the Board:-
Agreements:	(1) 2G Wholesale Mobile Services Agreement dated 7 April 2006 (2) 3G Wholesale Mobile Services Agreement dated 7 April 2006

Parties:	Agreement (1): Mandarin; and HKTC Agreement (2): SUNDAY 3G; and HKTC

Effective Date:	In each case, the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

Each agreement is conditional upon the agreement and the proposed Annual Caps in respect of that agreement being approved by the Independent Shareholders at the Shareholders' Meeting. The agreements are not conditional on the 2G and 3G Content Delivery Support Agreements described in paragraph 2 below coming into effect.

Rationale:	Mandarin and SUNDAY 3G have respectively agreed to wholesale certain 2G and 3G mobile telecommunications services to HKTC.

The 2G Wholesale Mobile Services Agreement provides for Mandarin to sell to HKTC on a wholesale basis Mandarin's 2G mobile telecommunications services (including local and roaming (outbound) airtime, SMS, IDD, GPRS, MMS, VAS and other services) (the "2G Mobile Services") for reselling by HKTC under the "PCCW Mobile" brand name to commercial customers of HKTC, or to provide a subsidiary 2G product to support a principal PCCW Group 3G product, or for bundling with other products or services of the PCCW Group such as fixed line products and services and now TV.

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The 3G Wholesale Mobile Services Agreement provides for SUNDAY 3G to sell to HKTC on a wholesale basis SUNDAY 3G's mobile telecommunications services (including local and roaming (outbound) airtime, SMS, IDD, GPRS, MMS, VAS and other services) (the "3G Mobile Services") for reselling by HKTC under the "PCCW Mobile" brand name to commercial and consumer customers.

Terms:

(a)   In relation to the 2G Mobile Services:

  Mandarin agrees to wholesale the 2G Mobile Services to HKTC with the intent that HKTC shall promote, distribute and resell the 2G Mobile Services to commercial customers using PCCW's brand name in Hong Kong; and

  HKTC shall not engage in the consumer business and shall not promote, distribute or resell the 2G Mobile Services to consumer customers using the PCCW brand except to the extent that (1) a 3G customer also requests 2G services as part of the service plan; or (2) a customer requests 2G services as part of HKTC's other products or services or the products and services of affiliates of HKTC.

(b)   In relation to the 3G Mobile Services, SUNDAY 3G agrees to wholesale the 3G Mobile Services to HKTC.

(c)   In each case, Mandarin (in the case of the 2G Mobile Services) or SUNDAY 3G (in the case of the 3G Mobile Services) must:-

  operate, maintain and support the 2G mobile network or the 3G mobile network (as the case may be) on a 24 hour/day, 7 days a week basis subject to suspension for inspection, maintenance, repair or upgrades which shall be notified to HKTC;

  provide support services to HKTC in accordance with applicable law and provide traffic records and data regarding airtime consumed by customers of HKTC; and

  permit audits at HKTC's cost and use reasonable endeavours in performing the agreement.

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(d)   In relation to the 2G Mobile Services, HKTC:
  must pay to Mandarin the sum of the following charges:

Monthly Usage Charge

Monthly usage charges for various services, including local airtime charges, roaming (outbound) airtime charges, SMS fees, IDD fees, GPRS, MMS, VAS and other services fees, which are to be charged at retail rates with volume discounts and other fees to be charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in the agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to mobile virtual network operators. The volume discounts offered range from 5% to 25% for most services and a discount of up to 40% is offered for GPRS local services. Certain of the volume discount rates are determined based on third party benchmarks. Certain of the volume discount rates for the acquisition of larger volumes are unprecedented because the Group has not previously offered such services on a wholesale basis, and therefore those volume discount rates are not based on any precedent discount offered.

The volume discount is calculated to take into account and include consumption and spending under both the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement. The charges described above are subject to HKTC's monthly minimum commitment of HK$500,000 under the agreement.

Support Services Fee

The support service fees are as follows:

—  Billing support fee, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

—   Sales administration, after-sale support, customer data processing and customer service hotline fees, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

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—     Mobile number portability support fee, which is charged at actual cost to Mandarin; and

—     SIM card production fee, which is charged at actual cost to Mandarin plus 10% mark-up.

Other Fees

The contribution by HKTC to the annual licence fee payable to OFTA by Mandarin shall be in the amount of a charge per customer or at such other rates as determined by OFTA from time to time.

  may promote, distribute and resell the 2G Mobile Services to commercial customers using the PCCW brand name in Hong Kong and not wholesale or sub-sell the 2G Mobile Services to any third party other than the commercial and consumer customers contemplated by the agreement.

(e)     In relation to the 3G Mobile Services, HKTC:
  must pay to SUNDAY 3G the sum of the following charges:

Monthly Usage Charge

Monthly usage charges for various services, including local airtime charges, roaming (outbound) airtime charges, SMS fees, IDD fees, GPRS, MMS, VAS and other services fees, which are to be charged at retail rates with volume discounts and other fees to be charged at cost with percentage mark-up and/or calculated based on the agreed unit rate as set out in the agreement and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The unit rates are determined by reference to the retail rate and the rate charged to mobile virtual network operators. The volume discounts offered range from 5% to 25% for most services and a discount of up to 40% is offered for GPRS local services. There are no precedent rates for the determination of the 3G charges and as such, the charges and volume discounts were mostly determined based on the 2G charges and volume discounts.

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The volume discount is calculated to take into account consumption and spending under both the 3G Wholesale Mobile Services Agreement and the 2G Wholesale Mobile Services Agreement. The charges as set out in the schedule to the agreement are subject to and conditional upon HKTC's annual minimum commitment in an amount equal to the amount of the annual licence fee payable by SUNDAY 3G to OFTA with respect to its mobile carrier licence in accordance with the Telecommunications (Carrier Licences) Regulation (Cap. 106V) of the Laws of Hong Kong. In case of early termination of the agreement, the annual minimum commitment shall be calculated on a pro-rata basis.

Support Services Fee

The support service fees are as follows:

—  Billing support fee, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

—   Sales administration, after-sale support, customer data processing and customer service hotline fees, comprising a fixed monthly amount as well as a per customer charge, which are determined by reference to costs incurred in the provision of such services;

—    Mobile number portability support fee, which is charged at actual cost to SUNDAY 3G; and

—    SIM card production fee, which is charged at actual cost to SUNDAY 3G plus 10% mark-up.

Other Fees

The contribution by HKTC to the annual licence fee payable to OFTA by SUNDAY 3G shall be in the amount of a charge per customer or at such other rates as determined by OFTA from time to time.

  may promote, distribute and resell the 3G Mobile Services to commercial and consumer customers using the PCCW brand name in Hong Kong and not wholesale or sub-sell the 3G Mobile Services to any third party other than HKTC's commercial and consumer customers.

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(f)    In each case, HKTC must:

  not perform any act directly or indirectly undermining the goodwill and reputation of Mandarin or SUNDAY 3G;

  maintain secured privacy for personal data, keep proper records of sales of 2G Mobile Services and 3G Mobile Services and maintain requisite licences (if necessary); and

  provide reasonable assistance to Mandarin and SUNDAY 3G (as the case may be) in relation to Mandarin's or SUNDAY 3G's (as the case may be) performance of the support services in accordance with applicable laws.

(g)   Mandarin (in the case of the 2G Mobile Services) and SUNDAY 3G (in the case of the 3G Mobile Services) must issue and send invoices with call detail record file to HKTC at such intervals as shall be agreed. In the absence of HKTC's objection within 14 days, the invoices are deemed to be accepted and shall be settled by HKTC within 30 days from the date of receipt of the invoice.

(h)   In each case, the liability of either party in relation to the agreement is limited to HK$5,000,000 for one incident and an aggregate amount of HK$10,000,000 for all liability arising by reason of or in connection with the agreement. In the case of the 3G Wholesale Mobile Services Agreement, the liability of HKTC or SUNDAY 3G to the other with respect to the infringement of the intellectual property right regarding the software provided by SUNDAY 3G shall be limited to HK$12,000,000.

(i)    The rights and obligations of the party which is a member of the Group under each agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of the party which is a member of the PCCW Group under each agreement may be freely transferred to any other member of the PCCW Group.

Duration:

The 2G Wholesale Mobile Services Agreement is for a term of 3 years from the Effective Date unless terminated earlier by either party by not less than 6 months written notice.

The 3G Wholesale Mobile Services Agreement is for a term of 3 years from the Effective Date subject to earlier termination by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the Effective Date or by SUNDAY 3G by not less than 6 months written notice.

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2. 2G and 3G Content Delivery Support

Agreements:	(1) 2G Content Delivery Support Agreement dated 7 April 2006 (2) 3G Content Delivery Support Agreement dated 7 April 2006

Parties:	Agreement (1): Mandarin; and HKTC Agreement (2): SUNDAY 3G; and HKTC

Effective Date:	In each case, the first business day after the date on which the conditions precedent are satisfied.

Conditions Precedent:

The 2G Content Delivery Support Agreement is conditional upon (i) the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting and (ii) the 2G Wholesale Mobile Services Agreement described in paragraph 1 above becoming effective.

The 3G Content Delivery Support Agreement is conditional upon (i) the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting and (ii) the 3G Wholesale Mobile Services Agreement described in paragraph 1 above becoming effective.

Rationale:

To provide content delivery support services to HKTC in support of the sale to HKTC of mobile telecommunications services and related products in bulk under, respectively, the 2G Wholesale Mobile Services Agreement and the 3G Wholesale Mobile Services Agreement described in paragraph 1 above, entered into on the same date. The Content Delivery Support Agreements ensure that content provided by or with the authority of HKTC can be delivered to the ultimate consumers of the 2G and 3G services, in conjunction with the airtime acquired under the 2G and 3G Wholesale Mobile Services Agreements described in paragraph 1 above.

Terms:

(a)   Under the 2G Content Delivery Support Agreement, Mandarin shall receive, transmit, carry and deliver the analogue and/or digital transmission signals of all content delivered by or with the authority of HKTC (the "2G Content") through Mandarin's 2G mobile network (the "2G Content Signals") and provide all necessary equipment, facilities, access, network capacity and related support services for HKTC to operate as a content service provider and provide HKTC's content services through Mandarin's 2G mobile network.

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(b)   Under the 3G Content Delivery Support Agreement, SUNDAY 3G shall receive, transmit, carry and deliver the analogue and/or digital transmission signals of all content delivered by or with the authority of HKTC (the "3G Content") through SUNDAY 3G's 3G mobile network (the "3G Content Signals") and provide all necessary equipment, facilities, access, network capacity and related support services for HKTC to operate as a content service provider and provide HKTC's content services through SUNDAY 3G 's 3G mobile network.

(c)    In each case, the service to be provided by Mandarin (in the case of 2G Content) and the service to be provided by SUNDAY 3G (in the case of 3G Content) will include:

  distribution of 2G Content by transmission of 2G Content Signals or distribution of 3G Content by transmission of 3G Content Signals (as the case may be) through the 2G or 3G mobile network (as applicable) whereby persons authorised by HKTC or its third party content providers may select or access 2G Content or 3G Content (as the case may be) on their handsets or other mobile or portable communications devices;

  transmission of information, data and other signals through the 2G or 3G mobile network (as applicable) to, from and between customers and other persons (including real-time interactive services and functions) in connection with the distribution, selection, conditional access, reception, display and promotion of 2G Content or 3G Content (as the case may be) and other products and services;

  provision of services and facilities to receive, record, store and send real-time and historical information, data and related signals through the 2G or 3G mobile network (as applicable) in connection with HKTC's customers' use of the 2G Content services or 3G Content services (as the case may be) and selection, conditional access to, reception and display of 2G Content or 3G Content (as the case may be) and other products and services; and

  provision of facilities to be operated in conjunction with the 2G or 3G mobile network (as applicable) which enable the services described above and the provision of necessary development, technical operational and testing assistance to enable HKTC to provide the services through the 2G or 3G mobile network (as applicable).

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(d)   The agreements contain obligations of Mandarin (in the case of 2G Content) and SUNDAY 3G (in the case of 3G Content) in respect of the transmission of the 2G Content Signals or the 3G Content Signals (as the case may be) within the 2G or 3G mobile network (as applicable) relating to, amongst other things, ensuring that:

  it shall not authorise, permit or enable any person other than HKTC's authorised customers to access or use content signals;

  it and its employees and agents shall not record, copy, store, reproduce, make available or retransmit any 2G Content Signals or 3G Content Signals (as the case may be) without the prior written consent of HKTC and that it will notify HKTC of any unauthorised reception of the 2G Content Signals or the 3G Content Signals (as applicable);

  it will maintain adequate security and policies as reasonably necessary to prevent unauthorised retransmission or copying of 2G Content Signal or 3G Content Signal (as the case may be).

(e)   HKTC, HKTC's affiliates and/or its licensors shall remain the sole owner of 2G Content and 3G Content and the intellectual property rights associated therewith.

(f)    Under the 2G Content Delivery Support Agreement, HKTC shall pay to Mandarin an annual support service fee which is a fixed fee determined by reference to costs incurred and the parties agree to review annually the level of the support services fee payable under the agreement. Mandarin will issue invoices to HKTC at such intervals as both parties may from time to time agree.

(g)   Under the 3G Content Delivery Support Agreement, HKTC shall pay to SUNDAY 3G an annual support service fee which is a fixed fee determined by reference to costs incurred and the parties agree to review annually the level of the support services fee payable under the agreement. SUNDAY 3G will issue invoices to HKTC at such intervals as both parties may from time to time agree.

(h)   The rights and obligations of the party which is a member of the Group under each agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of the party which is a member of the PCCW Group under each agreement may be freely transferred to any other member of the PCCW Group.

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Duration:

The agreement relating to the delivery of 2G Content is for a term of 3 years from the Effective Date unless terminated by either party by not less than 6 months written notice or if the 2G Wholesale Mobile Services Agreement is terminated (i) in whole or (ii) in respect of specific services and such termination of specific services shall cause the provision of the 2G Content delivery support to be impossible, impractical or unfeasible.

The agreement relating to the delivery of 3G Content is for a term of 3 years from the Effective Date subject to earlier termination by HKTC by not less than 9 months written notice provided that such notice shall not be issued by HKTC before the expiry of the first 9 months from the Effective Date or by SUNDAY 3G by not less than 6 months written notice or if the 3G Wholesale Mobile Services Agreement is terminated (i) in whole or (ii) in respect of specific services and such termination of specific services shall cause the provision of the 3G Content delivery support to be impossible, impractical or unfeasible.

3.     Distribution Services

As referred to in the January Announcement, Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong Kong, pursuant to two agreements each dated 10 January 2006 and expiring on 31 December 2006. The original terms of those agreements are summarised in the January Announcement but the following agreements supersede and replace the agreements referred to in the January Announcement and in paragraph 3(a) of the section headed "Overview" of Part B of this Letter from the Board:-
Agreement (1):	Distribution Agreement (Commission Based) dated 7 April 2006

Parties:	Mandarin; and NSL

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	For Mandarin to appoint NSL as one of Mandarin's distributors of its services and products.

LETTER FROM THE BOARD

Terms:

(a)   Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's services products in Hong Kong, including certain SIM cards, specified tariff plans and value-added services and such additional tariff plans and new value-added service as may be agreed between the parties after the date of the agreement.

(b)   Mandarin has the absolute discretion to fix, adjust or vary the retail price of the products and services. Payments will be made to NSL on a commission basis. As regards the commissions payable to Mandarin, Mandarin is required to compile and issue a monthly report showing the total amount of upfront payment returnable to Mandarin and total amount of commissions payable to NSL. The two sums shall be set off against each other with the balance payable by the relevant party to the other within 60 days after the issuance of the report. The commissions payable under the agreement comprise the following:

  Activation commission, which is calculated by reference to a fixed unit commission rate per activation depending on the type of activation where the fixed unit commission rate is determined based on existing offers to other independent distributors.

  Loyalty commission, plan commission and VAS commission which are paid based on number of month(s) of the subscription and payable in amounts comparable to existing offers to other independent distributors but plans with monthly tariffs of less than HK$50 per month are not eligible for such loyalty commission.

  Target commission, which is calculated by reference to a fixed unit commission rate per activation depending on monthly number of activations and where the fixed unit commission rate is determined based on existing offers to other independent distributors.

(c)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of NSL under the agreement may be freely transferred to any other member of the PCCW Group.

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Duration:	The agreement is for a term of 3 years from the Effective Date, unless terminated earlier by not less than 6 months written notice by either party.

Agreement (2):	Distribution Agreement (Pre-Paid) dated 7 April 2006

Parties:	Mandarin; and NSL

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	For Mandarin to appoint NSL as one of Mandarin's distributors of its products.

Terms:

(a)   Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin's consumer products in Hong Kong including certain mobile telephone starter pack packages and recharge vouchers.

(b)   As regards the products specified in the agreement, these are purchased by NSL from Mandarin at the price as set out in the agreement and may then be re-sold by NSL. Mandarin has the absolute discretion to fix, adjust or vary the retail price of the products. NSL is entitled to retain the difference between the price paid to Mandarin and the retail price. NSL shall pay for the products at the wholesale price of the products, being at a specified percentage of the retail price. The difference between the wholesale price and the retail price shall be the commission to which NSL is entitled. Mandarin shall provide a cash rebate to NSL whereby a certain percentage will be paid as a rebate according to a scale of aggregate gross sales starting from HK$6 million as set out in a schedule to the agreement. The specified percentage discount on retail price and the percentage rebate are based on and are comparable to discounts and rebates offered to existing distributors. As regards the amounts payable to Mandarin under the agreement, Mandarin is required to invoice NSL after receiving from NSL its monthly sales report showing total wholesale price payable to Mandarin and total commission receivable by NSL. NSL shall send an invoice to Mandarin showing the cash rebate payable by Mandarin during the preceding quarter. NSL shall pay Mandarin the amount specified in the invoice within 30 days of the date of receipt of the relevant invoice. Mandarin shall pay NSL the amount of cash rebate specified in the invoice within 30 days of the date of receipt of the relevant invoice.

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(c)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of NSL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement is for a term of 3 years from the Effective Date, unless terminated earlier by not less than 6 months written notice by either party.

The terms of the Distribution Agreements described above, including the payment/pricing terms, are based on and comparable to the terms of other distribution agreements between the Group and its other distributors.

4.      Sponsorship Program

Agreement:	Sponsorship Program Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	This is a joint marketing program, pursuant to which the Group and the PCCW Group will jointly market and promote the Group's products and services.

Terms:

(a)   Mandarin will make available certain of the existing mobile tariff plans of the Group and, subject to agreement between the parties, future tariff plans (collectively, the "SUNDAY Plans") to eligible customers of the PCCW Group, in consideration of the payment of a sponsorship fee by HKTC.

(b)   HKTC will, and will procure that other relevant companies of the PCCW Group will, offer the SUNDAY Plans to eligible customers who sign up for a subscription period of not less than the prescribed minimum subscription period (currently 18 months, but may be amended subject to mutual agreement) to either (i) a fixed line/IDD and mobile term service package offered by HKTC, or (ii) a "Netvigator" broadband service package offered by PCCW IMS Limited, or (iii) the pay TV service known as "now TV" offered by PCCW Media, or (iv) such other service plans and packages offered by members of the PCCW Group as may be agreed between the parties.

LETTER FROM THE BOARD

(c)   The SUNDAY Plans initially to be offered by Mandarin under the agreement are the prevailing plans in the amounts of HK$50 up to HK$488 which are entitled to between 550 and 7,500 minutes of airtime per month respectively. The parties may, however, agree to offer additional or different tariff plans under the agreement, by mutual agreement. Upon each eligible customer's activation of a SUNDAY Plan, Mandarin will offer the SUNDAY Plans to the relevant eligible customer at a discount of HK$50 per month from the standard tariff otherwise applicable to the relevant SUNDAY Plan selected by an eligible customer. That HK$50 per month discount will be subsidised as to an amount of HK$30 per month by HKTC paying to Mandarin a monthly sponsorship fee of HK$30 for each eligible customer for whom a monthly invoice is issued during the relevant subscription period and as to an amount of HK$20 per month by Mandarin.

Mandarin will provide HKTC with monthly reports setting out the total number of SUNDAY Plans subscribed for by eligible customers and an invoice for the sponsorship fee for the preceding month. HKTC will pay the sponsorship fee for each month within 30 days of receipt of a sponsorship invoice and Mandarin will directly bill the eligible customers on a monthly basis for the applicable charges for the SUNDAY Plans payable by the eligible customers.

(d)   HKTC shall and shall procure any or all of the companies of the PCCW Group to, from time to time, offer the SUNDAY Plans to eligible customers on condition that the customer commits to the minimum specified subscription period. HKTC will promote the SUNDAY Plans to target customers, allocate adequate resources and sales personnel for administering the sponsorship program and will be responsible for handling customers' enquiries concerning its products and services.

(e)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

5.     Distribution Services for Blackberry

Agreement:	Distributorship Agreement for Blackberry dated 7 April 2006

Parties:	Mandarin; NSL; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	For the PCCW Group to act as the distributor for the Group in relation to certain Blackberry products and services and to promote, market, distribute and sell such products and services.

Terms:

(a)    Mandarin appoints NSL and HKTC as its distributors for certain Blackberry products and services and to promote, market, distribute and sell such products and services.

(b)   Each distributor shall, in making order for supply of products, place purchase orders with Mandarin. The distributors shall to the extent permitted by the relevant supply agreement between Mandarin and its supplier, have the discretion to adjust the retail price of the products and services.

(c)   The distributors shall pay Mandarin the charges in accordance with rates as imposed and charged by Mandarin's supplier. Mandarin shall issue and send invoices together with the activation and usage records to the distributors at such intervals as the parties may from time to time agree and the distributors shall settle the invoices within 30 days from the date of receipt of the invoices.

(d)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of NSL or HKTC (as the case may be) under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by any party.

LETTER FROM THE BOARD

6.     Sale of Mobile Plans

The following agreement supersedes and replaces the agreement relating to the sale of mobile plans by the Group to the PCCW Group as referred to in the January Announcement and in paragraph 3(g) of the section headed "Overview" of Part B of this Letter from the Board:
Agreement:	Corporate Customer Mobile Services Agreement dated 7 April 2006

Parties:	HKTL; and Mandarin

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

HKTL has agreed to acquire certain telecommunications services from Mandarin to the intent that such services will be provided or made available to HKTL's authorised users (comprising different packages of mobile phone services offered by the Group).

Terms:

(a)    HKTL shall pay Mandarin the charges in accordance with the different packages of mobile phone services provided by Mandarin. At the end of each billing cycle, Mandarin shall send an invoice for the preceding billing cycle, and in the absence of dispute raised by HKTL within 14 days following receipt of the invoice, the invoice shall be payable within 45 days from the date thereof.

(b)   HKTL shall not, without the consent of Mandarin, resell, distribute or redistribute the services in any way whether or not for monetary reward to any party other than the authorised users.

(c)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

7.     Agency Services

Agreement:	Agency Agreement dated 7 April 2006

Parties:	Mandarin; and NSL

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

NSL appoints Mandarin as its non-exclusive agent for the sale and marketing of specified products and/or services including, but not limited to, PCCW broadband service, local telephone service, IDD and value-added services and customer premises equipment products.

Terms:

(a)   Mandarin shall promote and extend the sales of specified products of NSL such as Netvigator, now TV service and PCCW network services including local fixed line telephone, IDD and value-added services, customer premises equipment as the preferred products and services for their respective functions, and shall not promote any other products or services with such specified products and services without the prior approval of NSL and shall take an active part in sales programmes and campaigns organised by NSL.

(b)    NSL reserves the right to sell and market the products and/or appoint other agents to sell and market the products.

(c)   Commission is payable to Mandarin in various amounts depending, amongst other things, on the type of product or service, the number of subscribers taking up the relevant product or service and the percentage of the subscription package made up of value added services. Within 14 days of each calendar quarter, NSL shall send to Mandarin an account showing particulars of the amount due to Mandarin by way of the commission accrued in that calendar quarter together with a remittance for the commission due.

(d)   Fixed unit commissions are payable per customer subscription for the first three months with higher fixed unit commission rates when certain volumes are met. For the subsequent period, different fixed unit commissions are specified depending on the type of products and services also with higher fixed unit commission rates when certain volumes are met. There are also additional quality assurance bonuses payable which will be calculated based on the quality score awarded. The commission payable to Mandarin will be comparable to the commission paid by the PCCW Group to other distributors of the PCCW Group.

LETTER FROM THE BOARD

(e)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of NSL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

Proposed Annual Caps

The proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the provision of telecommunications services and/or products by the Group to the PCCW Group are as follows:

Annual Caps for the 2G Wholesale Mobile Services Agreement referred to in paragraph 1 above for the year ending:

— 31 December 2006:     HK$47,000,000

— 31 December 2007:     HK$43,000,000

— 31 December 2008:     HK$40,000,000

The Annual Caps for the 2G Wholesale Mobile Services Agreement are based on and determined by reference to:

(a) sales to date under the existing agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, which are described in the January Announcement;

(b)    the estimated growth by the PCCW Group as a reseller in the mobile market;

(c)    the existing rate offered by the Group to its retail customers;

(d)    the existing rate offered to other mobile virtual network operators (MVNOs) by the Group; and

(e)    the estimated volume rebate under the new line of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

Annual Caps for the 3G Wholesale Mobile Services Agreement referred to in paragraph 1 above for the year ending:

— 31 December 2006:     HK$571,000,000

— 31 December 2007:     HK$1,464,000,000

— 31 December 2008:     HK$3,457,000,000

LETTER FROM THE BOARD

The Annual Caps for the 3G Wholesale Mobile Services Agreement are based on and are determined by reference to:

(a)    sales to date under the existing agreements relating to the wholesale of 2G and 3G mobile telecommunications services by the Group to the PCCW Group, which are described in the January Announcement;

(b)    the estimated growth by the PCCW Group as a reseller in the mobile market;

(c)    the estimates of the levels of increased acceptance of 3G products and services; and

(d)    the estimated volume rebate under the new line of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

Annual Caps for the 2G Content Delivery Support Agreement referred to in paragraph 2 above for the year ending:

— 31 December 2006:     HK$2,160,000

— 31 December 2007:     HK$1,940,000

— 31 December 2008:     HK$1,750,000

The Annual Caps for the 2G Content Delivery Support Agreement are based on and determined by reference to:

(a)    the estimated growth by the PCCW Group as a reseller in the mobile market;

(b)   the estimated amounts of 2G mobile telecommunications services to be purchased by HKTC under the 2G Wholesale Mobile Services Agreement described in paragraph 1 above; and

(c)    the estimates of the likely level of content use by customers.

Annual Caps for the 3G Content Delivery Support Agreement referred to in paragraph 2 above for the year ending:

— 31 December 2006:     HK$5,040,000

— 31 December 2007:     HK$7,200,000

— 31 December 2008:     HK$9,000,000

LETTER FROM THE BOARD

The Annual Caps for the 3G Content Delivery Support Agreement are based on and determined by reference to:

(a)    the estimated growth by the PCCW Group as a reseller in the mobile market;

(b)    the estimates of the levels of increased acceptance of 3G products and services;

(c)    the estimated amounts of 3G mobile telecommunications services to be purchased by HKTC under the 3G Wholesale Mobile Services Agreement described in paragraph 1 above; and

(d)    the estimates of the likely level of content use by customers.

Annual Caps for the Distribution Agreement (Commission based) referred to in paragraph 3 above for the year ending:

— 31 December 2006:     HK$51,600,000

— 31 December 2007:     HK$60,000,000

— 31 December 2008:     HK$65,000,000

The Annual Caps in relation to the commission based distribution agreement have been determined by reference to the historical figures and the growth which it is estimated will arise from the Group leveraging on the various distribution channels of the PCCW Group and the total commission paid by the Group to the PCCW Group in 2005 under the distribution arrangements described in the July Announcement.

Annual Caps for the Distribution Agreement (Pre-paid) referred to in paragraph 3 above for the year ending:

— 31 December 2006:     HK$96,000,000

— 31 December 2007:     HK$80,000,000

— 31 December 2008:     HK$60,000,000

The Annual Caps in relation to the pre-paid distribution agreement have been determined by reference to the historical figures and the growth which it is estimated will arise from the Group leveraging on the various distribution channels of the PCCW Group and the total sales of consumer products to the PCCW Group in 2005 under the distribution arrangements described in the July Announcement.

LETTER FROM THE BOARD

Annual Caps for the Sponsorship Program Agreement referred to in paragraph 4 above for the year ending:

— 31 December 2006:     HK$27,000,000

— 31 December 2007:     HK$40,000,000

— 31 December 2008:     HK$33,000,000

The Annual Caps have been determined by reference to:

(a)    the estimated number of subscribers under the program; and

(b)    the fee paid by the PCCW Group for the year ended 31 December 2005.

Annual Caps for the Distributorship Agreement for Blackberry referred to in paragraph 5 above for the year ending:

— 31 December 2006:     HK$20,000,000

— 31 December 2007:     HK$14,000,000

— 31 December 2008:     HK$4,000,000

The proposed Annual Caps are based on estimates provided by the parties and have been determined by reference to the estimated growth by the PCCW Group as distributor of Blackberry services in the mobile telecommunications market.

Annual Caps for the Corporate Customer Mobile Services Agreement referred to in paragraph 6 above for the year ending:

— 31 December 2006:     HK$6,000,000

— 31 December 2007:     HK$8,000,000

— 31 December 2008:     HK$10,000,000

The proposed Annual Caps are based on the internal projections of the number of users who will be authorised by HKTL to sign up to the services and the different packages of mobile phone service offered by Mandarin.

Annual Caps for the Agency Agreement referred to in paragraph 7 above for the year ending:

— 31 December 2006:     HK$6,000,000

— 31 December 2007:     HK$12,000,000

— 31 December 2008:     HK$24,000,000

LETTER FROM THE BOARD

The parties are not currently engaged in transactions of the nature contemplated by the Agency Agreement. Accordingly, the proposed Annual Caps are based on estimates provided by the Group and have been determined by reference to the estimated sales through the Group's distribution channels and the commission rate offered to other distributors under similar terms and conditions.

Section II — Purchases made by the Group from the PCCW Group

The transactions relating to purchases made by the Group from the PCCW Group include the following:

8.     Interconnection Capacity and Charges;

9.     IDD Wholesale Services; and

10.   Handset Purchases.

Details of these transactions and relevant agreements as well as their respective proposed Annual Caps are set out below.

8.     Interconnection Capacity and Charges

There are several agreements relating to interconnection capacity and charges. In addition, the PCCW Group provides certain interconnection services at rates prescribed by OFTA and also offers to provide certain interconnection services on the general terms and conditions published by the PCCW Group. Interconnection capacity is required by mobile operators to enable users of mobile telephones to call and interconnect with mobile or fixed line telephones of another operator. Accordingly, interconnection agreements are vital for the continuation of the Group's business in any form and the Group would not be able to continue with its business in the absence of interconnection arrangements with the PCCW Group. The regime relating to interconnection capacity and charges is described below in this paragraph 8.

LETTER FROM THE BOARD

(i)     Interconnection Agreement

Agreement:

Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005, which, as referred to in the July Announcement, pre-dates PCCW Mobile having acquired a controlling shareholding interest in the Company, as amended by an amendment letter dated 7 April 2006

Parties:	Mandarin; SUNDAY 3G; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1 May 2004 and was amended on 7 April 2006, subject to the satisfaction of the condition precedent in the amendment letter, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The amendment letter is conditional upon the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 as amended by the amendment letter and the proposed Annual Caps in respect of the agreement (as amended by the amendment letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the amendment letter) and the proposed Annual Caps in respect of the agreement (as amended by the amendment letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:	The provision by HKTC of certain specified interconnection capacity to the Group.

Terms:

(a)   HKTC to provide interconnect capacity to Mandarin and SUNDAY 3G (each a "mobile operator").

(b)   Each mobile operator is to provide HKTC with forecasts of requests for interconnect capacity. An order for interconnect capacity which is accepted by HKTC will constitute a contract in respect of that interconnect capacity.

LETTER FROM THE BOARD

Each contract is subject to an initial contract period (i) of 29 months beginning on 1 May 2004 for migrated interconnect capacity and (ii) from the available date until 30 September 2006 for any other interconnect capacity. Each contract is automatically renewed for another 12 months subject to the early termination provisions as set out in the agreement.

(c)    Each mobile operator is required to pay HKTC product charges including a one-off installation charge; relocation charges which are equivalent to the installation charges at the time and recurrent charges payable quarterly in advance at the Integrated Digital Access ("IDA") base rate. Subject to the relevant mobile operator complying with the agreement and maintaining at least 220 IDA E1 Systems there will be a discount adjustment of a range of specified percentages, depending on the contract period. The recurrent charges do not include the per minute usage charge set out in HKTC's tariff. There are also other charges including variation charges and cancellation charges. Most of the charges are calculated by reference to and will not be more than the gazetted rates published by HKTC. The relevant discounts are determined by reference to and are comparable to those offered to other customers of HKTC.

The IDA base rate, installation charges and relocation charges are subject to adjustment if at any time the percentage change in the CPI(A) Index for Hong Kong exceeds 10%.

(d)   Pursuant to an amendment of the agreement made on 7 April 2006, the rights and obligations of Mandarin and/or SUNDAY 3G under the agreement may be freely transferred to any other member of the Group. Similarly, pursuant to such amendment, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group. The amendment agreement is conditional on approval by Independent Shareholders at the Shareholders' Meeting.

Duration:

The agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

LETTER FROM THE BOARD

(ii)     Flexible Bandwidth 1.5Mbps Service Agreement

Agreement:	Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	For HKTC to supply to Mandarin the flexible bandwidth 1.5Mbps service solution for data transmission.

Terms:

(a)   HKTC to provide to Mandarin the flexible bandwidth 1.5Mbps service solution for data transmission and to sell routers to Mandarin for the purpose of conducting its businesses under relevant licences.

(b)   Mandarin will place an order for flexible bandwidth 1.5Mbps service solution with two-server-end ports at specified locations and 27 client-end ports, being the initial network setup on or before the Effective Date. HKTC will review and accept the order for such initial network set up. Mandarin will also finalise all installation addresses for such initial network set up and the parties will agree in writing the available date for the initial network setup. After the available date, HKTC is entitled to commence issuing invoices for charges payable by Mandarin.

(c)    Each order for flexible bandwidth 1.5Mbps service solution that is accepted by HKTC will constitute a contract. Each contract will be for a period of 12 months or until the date of termination of the agreement, whichever is earlier, from the available date. The contract will be further renewed for another 12 months, or until the day immediately preceding the third anniversary of the Effective Date, whichever is earlier. At least 3 months prior to the expiry of any contract period, Mandarin may by written notice inform HKTC that it wishes to terminate that contract. At least 3 months prior to the expiry of any contract period, HKTC may inform Mandarin in writing that new charges are payable upon renewal.

LETTER FROM THE BOARD

(d) Mandarin will pay to HKTC:
  one-off initial network setup charges and one-off additional ports installation charges, depending on the type of port;

  monthly project charges for the initial network set up, provided that Mandarin has fulfilled the terms and conditions of the agreement and agrees to maintain the minimum number of service ports required under the initial network set up. If Mandarin fails to meet the minimum quantity commitment, HKTC shall be entitled to be paid the monthly project charges in respect of the minimum quantity commitment until the end of a contract period;

  monthly port rental charge for additional ports, depending on the type of port;

  such other cancellation, variation, relocation, router and/or maintenance charges as set out in the agreement, if applicable.

All such charges are determined by reference to and comparable to those charged to other customers of HKTC.

(e)    HKTC will invoice Mandarin on a monthly basis and Mandarin is to pay any valid invoiced amount by the statement due date.

(f)    Mandarin must not resell any flexible bandwidth 1.5Mbps service solution provided to it under the agreement, except that Mandarin may resell the flexible bandwidth 1.5Mbps service solution to SUNDAY 3G for the purpose of providing the service specified under SUNDAY 3G's 3G licence only.

(g)   The liability of either party under the agreement is limited to HK$250,000 per incident or an aggregate amount of HK$500,000 for all liability arising by reason of or in connection with the agreement. However, this cap on liability shall not apply to charges payable by Mandarin under the agreement.

(h)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

(iii)     Video Link Circuit Agreement

Agreement:	Video Link Circuit Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of this agreement being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	To enable Mandarin to obtain a one-way, serial-digital video transmission link ("Video Link Circuit") from HKTC for the purpose of supporting the running of content involving video clips.

Terms:

(a)   HKTC will provide the Video Link Circuit to Mandarin for the purpose of conducting Mandarin's business under Mandarin's 2G mobile telecommunications licence or for resale by Mandarin to SUNDAY 3G for the purpose of SUNDAY 3G's business under SUNDAY 3G's 3G mobile telecommunications licence.

(b)    Each Video Link Circuit is subject to the general and special conditions of service as published by HKTC.

(c)    Mandarin may not resell any Video Link Circuit supplied under the agreement other than reselling to SUNDAY 3G for the purpose of providing the service as specified under SUNDAY 3G's 3G mobile telecommunications licence.

(d)   Each order for a Video Link Circuit that is placed by Mandarin and accepted by HKTC will constitute a contract and each contract will be subject to an initial contract period of 24 months from the date on which the services become available or until the day immediately preceding the third anniversary of the Effective Date, whichever is earlier. Such contracts, unless terminated by 3 months prior notice, will be automatically renewed for a further 12 month period or until the day immediately preceding the third anniversary of the Effective Date, whichever is earlier.

LETTER FROM THE BOARD

(e)    Mandarin will pay to HKTC one-off installation charge, relocation charges, monthly recurrent base charge and variation charges. Such charges are determined by reference to and comparable with those charged to other customers of HKTC. HKTC will (i) reimburse specified one-off amounts to Mandarin for one of the Video Link Circuits on the Effective Date; (ii) reimburse specified monthly amounts for each of the three months in the quarter following the three consecutive months in which Mandarin pays the base charges; and (iii) reimburse a specified one-off amount to Mandarin in the subsequent quarter after the relocation of a Video Link Circuit ordered by Mandarin, where the amounts of reimbursement are determined by reference to and comparable to those offered to other customers of HKTC.

(f)    HKTC will issue and send invoices to Mandarin on a monthly basis and Mandarin shall pay the invoiced amount before the specified due date.

(g)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

(iv)  Mobile interconnection charges, mobile number portability and local access charges

The PCCW Group is a provider of mobile interconnection, mobile number portability and local access services and such services are offered at OFTA prescribed rates. The Group has entered into a number of agreements with the PCCW Group in connection with such services as set forth below. The agreements as set out in sections (a) to (c) below each relate to specific mobile interconnection, mobile number portability or local access services and contain terms relating specifically to the scope of services and mode of performance of services and other obligations. The 2G Interconnection Rates Agreement and 3G Interconnection Rates Agreement in section (d) below set out the fees payable under all the services specified in sections (a) to (c) and also amend and supplement certain provisions of certain of the agreements described in sections (a) to (c), as more particularly described below.

LETTER FROM THE BOARD

(a)    Mobile Interconnection

The PCCW Group will continue to provide mobile interconnection services for transmission of mobile calls via HKTC's public switched telephone network in accordance with OFTA regulations at rates prescribed by OFTA as previously disclosed in the July Announcement and referred to in paragraph 1(b) of Part B of this Letter from the Board, in accordance with the terms of the agreements set out in (d) below and in accordance with the following agreements:
Agreement (1):

Interconnection Agreement dated 12 May 2005, which pre-dates PCCW Mobile having acquired a controlling shareholding interest in the Company as further amended by the 3G Interconnection Rates Agreement described in section (d) below

Parties:	SUNDAY 3G; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1 May 2004 and was amended by the 3G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed 3 years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 3G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of SUNDAY 3G's network to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business, in order to allow users of mobile telephones to call and connect with a fixed line telephone.

LETTER FROM THE BOARD

Terms:

(a)  HKTC to connect its public switched telephone network with SUNDAY 3G's network. The parties to prepare an operations and maintenance manual to set out procedures for inter-network connecting service and network management function. SUNDAY 3G to maintain a direct connection between its network and HKTC's network sufficient to support traffic including all calls from mobile phones to which SUNDAY 3G provides a mobile telecommunications service, other than certain specified calls, and all calls that transit SUNDAY 3G's network.

(b)    Each party will provide calling line identification where available.

(c)    The usage charges to be paid by SUNDAY 3G will be those in accordance with Part II of the HKTC tariff published from time to time.

(d)   HKTC will issue and send invoices to the customer on a monthly basis (other than for the recurrent charges for IDA circuits, which will be issued on a quarterly basis). In relation to the usage charge, HKTC shall provide to SUNDAY 3G a monthly written statement indicating the total minutes of calls and amount to be paid by SUNDAY 3G to HKTC.

(e)   Pursuant to the 3G Interconnection Rates Agreement, the rights and obligations of SUNDAY 3G under the agreement may be freely transferred to any other member of the Group. Similarly, pursuant to such 3G Interconnection Rates Agreement, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group. The 3G Interconnection Rates Agreement is conditional on approval by the Independent Shareholders at the Shareholders' Meeting.

Duration:

The 3G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

Agreement (2):	Interconnection Agreement dated 14 April 1997 as amended by an amendment agreement dated 19 January 1999 and as further amended by the 2G Interconnection Rates Agreement described in section (d) below

Parties:	Mandarin; and HKTC

LETTER FROM THE BOARD

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 14 April 1997 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of Mandarin's personal communications system (PCS) network to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business, in order to allow users of mobile telephones to call and connect with a fixed line telephone.

Terms:

(a)  HKTC to interconnect its public switched telephone network with Mandarin's PCS network and Mandarin will pay the charges for interconnection services in accordance with Part II of HKTC's tariff in effect from time to time according to the amount of usage.

(b)   Mandarin will pass traffic which originates on its PCS network directly to HKTC and if Mandarin wishes to pass traffic which originates from its network indirectly through a transit network or traffic which does not originate from its network, the parties will negotiate the basis on which Mandarin may pass such traffic.

(c)   HKTC will issue and send invoices to Mandarin on a monthly basis (other than for the recurrent charges for IDA circuit which will be issued on a quarterly basis). Each invoice will be issued on or before the 10th day of the month. Payments should be made by the due date as set out in the invoice or if no due date is set out, 30 days after the date of the invoice.

LETTER FROM THE BOARD

(d)  Pursuant to the 2G Interconnection Rates Agreement, the rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, pursuant to such 2G Interconnection Rates Agreement, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group. The 2G Interconnection Rates Agreement is conditional on approval by the Independent Shareholders at the Shareholders' Meeting.

Duration:

The term was not expressly specified in the original agreement. The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(b)     Mobile Number Portability

The PCCW Group will also continue to provide mobile number portability (MNP) services in accordance with OFTA regulations at rates prescribed by OFTA, in accordance with the terms of the agreements set out in (d) below and in accordance with the following agreement:
Agreement:	Mobile Number Portability Service Agreement dated 19 January 1999 as amended by the 2G Interconnection Rates Agreement as described in section (d) below

Parties:	Mandarin; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 1 March 1999 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

LETTER FROM THE BOARD

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreements referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC will provide a mobile number portability database interrogation service to the Group in accordance with the terms of the HKTC tariff and the agreement. This is necessary for the purpose of correctly routing those calls from Mandarin's network to HKTC's public switched telephone network or to another PCS or public mobile radio telephone service (PMRS) network.

Terms:

(a)   HKTC will provide a mobile number portability database interrogation service to Mandarin in accordance with the terms of the HKTC tariff and the agreement and Mandarin will pay charges for such service in accordance with HKTC's published and gazetted tariff for mobile number portability database interrogation service as amended from time to time.

(b)   Pursuant to the 2G Interconnection Rates Agreement, the rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, pursuant to such 2G Interconnection Rates Agreement, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group. The 2G Interconnection Rates Agreement is conditional on approval by the Independent Shareholders at the Shareholders' Meeting.

Duration:

The term was not expressly specified in the original agreement. The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

LETTER FROM THE BOARD

(c)    Local Access

The PCCW Group will also continue to provide local access services in accordance with OFTA regulations at rates prescribed by OFTA, in accordance with the terms of the 2G Interconnection Rates Agreement set out in (d) below and in accordance with the following agreement:
Agreement:	International Call Delivery Agreement dated 9 September 1999 as amended by the 2G Interconnection Rates Agreement as described in section (d) below

Parties:	Mandarin; and HKTC

Effective Date:

The agreement was entered into before PCCW Mobile became a shareholder of the Company, when transactions between the Group and the PCCW Group were not connected transactions of the Company for the purposes of the Listing Rules. The agreement came into effect on 9 September 1999 and was amended by the 2G Interconnection Rates Agreement, subject to the satisfaction of the condition precedent in the 2G Interconnection Rates Agreement, to ensure that the term of the agreement does not exceed three years from the first business day after the date of the Shareholders' Meeting.

Condition Precedent:

The agreement is a pre-existing agreement and is currently effective and in force. However, it is intended that if the agreement (as amended by the 2G Interconnection Rates Agreement) and the proposed Annual Caps in respect of the agreement referred to in this paragraph 8(iv), as specified below, are not approved by the Independent Shareholders at the Shareholders' Meeting, and if the continuation of the agreement would constitute a breach of the Listing Rules, the agreement will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to allow the connection of Mandarin's network under its public non-exclusive telecommunications service licence for external telecommunications services to HKTC's public switched telephone network. Interconnection is essential for the operation of the Group's telecommunications business and to route and convey calls to and from Mandarin's network.

LETTER FROM THE BOARD

Terms:

(a)    Mandarin shall subscribe from HKTC for the necessary facilities required for the connection of its network to HKTC's network. The parties shall engage in interconnection and exchange of traffic as more particularly described in the agreement.

(b)   Mandarin shall pay HKTC the following charges as published by HKTC in the Government Gazette, unless otherwise agreed between the parties, or as lawfully approved and determined by OFTA:

(i) Local access charges;

(ii) Transit charges; and

(iii)  Additional local access charge, depending on the type of communications, as published by the relevant third party operator in the Government Gazette or such amount as is agreed by the relevant third party operator and Mandarin to be applicable.

(c)   HKTC will invoice Mandarin for the charges within 15 days after the end of each calendar month and Mandarin shall make payment on or before 30 days after the date of receipt of the statement/invoice.

(d)   Pursuant to the 2G Interconnection Rates Agreement, the rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, pursuant to such 2G Interconnection Rates Agreement, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group. The 2G Interconnection Rates Agreement is conditional on approval by the Independent Shareholders at the Shareholders' Meeting.

Duration:

The 2G Interconnection Rates Agreement provides that the agreement will terminate 3 years from the first business day after the date of the Shareholders' Meeting, unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

(d)    2G Interconnection Rates Agreement and 3G Interconnection Rates Agreement

The PCCW Group shall offer the services described in paragraphs (a) to (c) above, at rates prescribed by OFTA. The Group and the PCCW Group have also entered into the following agreements in relation to the services described in paragraphs (a) to (c) above:
Agreements:	(1) 2G Interconnection Rates Agreement dated 7 April 2006 (2) 3G Interconnection Rates Agreement dated 7 April 2006

Parties:	Agreement (1): Mandarin; and HKTC Agreement (2): SUNDAY 3G; and HKTC

Effective Date:	In each case, the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

Each agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreements described in this paragraph 8(iv) being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	HKTC has agreed to provide certain interconnection services to Mandarin and SUNDAY 3G.

Terms:

(a)   The agreement with Mandarin sets out the OFTA approved interconnection rates payable by Mandarin in connection with the interconnection services according to the types of interconnection including mobile PNETS non-transit, mobile PNETS transit, MNP porting, MNP dipping, LAC, LAC (transit) and transit charge.

(b)   The agreement with SUNDAY 3G sets out the OFTA approved interconnection rates payable by SUNDAY 3G in connection with the interconnection services according to the types of interconnection including mobile PNETS non-transit, mobile PNETS transit, MNP porting and MNP dipping.

(c)   The rights and obligations of each of Mandarin or SUNDAY 3G under the respective agreements may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreements may be freely transferred to any other member of the PCCW Group.

LETTER FROM THE BOARD

Duration:

Each agreement commences on the Effective Date and remains in force for 3 years unless terminated earlier by not less than 6 months written notice by either party provided that such termination is permitted by the licensing conditions of the parties under their respective telecommunications licences.

(v)     Miscellaneous local telephone and/or data services

The PCCW Group will also continue to provide the following services to the Group:

(a)    miscellaneous data services in accordance with the relevant tariffs of HKTC from time to time; and

(b)    local telephone services in accordance with the relevant tariffs of HKTC from time to time.
Agreement:	Letter Agreement dated 7 April 2006 in relation to Miscellaneous Local Telephone/Data Services

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	HKTC has agreed to provide certain local data services and local telephone services to Mandarin.

Terms:

(a)   Mandarin will pay to HKTC local data service fees for the provision of miscellaneous local data services in accordance with the relevant tariffs of HKTC from time to time. Mandarin will also pay to HKTC local telephone service fees for the provision of local telephone service in accordance with the relevant tariffs of HKTC from time to time.

(b)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

9.     IDD Wholesale Services

The following agreement supersedes and replaces the agreement relating to the IDD wholesale services provided by the PCCW Group to the Group as referred to the January Announcement and in paragraph 3(c) of the section headed "Overview" of Part B of this Letter from the Board:
Agreement:	Wholesale International Switched Service Provision Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For HKTC to supply IDD switched service to Mandarin. The Group requires IDD switched service in the ordinary course of its business, in order to provide IDD services to its customers. The PCCW Group is one of a number of providers of IDD switched service in Hong Kong. The agreement is not exclusive and Mandarin can, if it wishes, acquire IDD switched service from other suppliers.

Terms:

(a)  HKTC will supply direct dial international switched service for the carriage of basic voice and data on the voice-band from an interconnect gateway switch of HKTC to an authorised destination outside Hong Kong to Mandarin.

(b)   Mandarin will pay to HKTC a monthly usage charge based on the monthly usage volume multiplied by the respective per minute usage rates which are determined by reference to actual costs with a mark-up (with the minimum charging unit being 6 seconds and thereafter calculated in 6 second increments rounded up to nearest 6 seconds) for the respective call destinations set out in the agreement. HKTC will provide to Mandarin a monthly invoice within 15 days after the end of each calendar month in relation to the amount to be paid and information relating to the usage of service. Mandarin shall make payment within 30 days after the date of the invoice.

(c)   Mandarin's liability under the agreement is limited to HK$5,000,000 for any one incident or series of events arising from a single incident or common cause, and HK$10,000,000 for all liabilities arising out of the agreement.

LETTER FROM THE BOARD

(d)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated by not less than 6 months written notice by either party.

10.    Handset Purchases

Agreement:	Handset Procurement Agreement dated 7 April 2006

Parties:	Mandarin; and NSL

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To facilitate the aggregation of the combined purchasing powers of the Group and the PCCW Group in relation to the purchase of 2G and 3G mobile telephones, terminals, devices and related accessories (the "Products") and thereby enabling the Group to obtain better terms from suppliers. Under the agreement, Mandarin appoints NSL and/or its affiliates as a dealer for the procurement, purchase and sale of the Products to Mandarin. NSL will purchase the Products, as agreed with Mandarin, from the suppliers of the Products and sell them to Mandarin at the cost charged to NSL for the Products.

Terms:

(a)   Mandarin appoints NSL and/or its affiliates as a dealer of the Products in Hong Kong. The Products shall be subject to change from time to time by the written agreement of Mandarin and NSL.

(b)   NSL is required, amongst other things, to use its reasonable endeavours to procure, purchase and sell the Products to Mandarin at the cost charged to NSL for the Products.

(c)   Mandarin shall pay NSL for the Products at cost plus associated delivery costs. Mandarin is required to pay for the Products purchased by it from NSL within 30 days after the receipt of the relevant invoice. All monies and proceeds received from customers of the Products shall belong to Mandarin.

LETTER FROM THE BOARD

(d)   Mandarin retains the right to appoint other procurement or purchasing dealers for the procurement of the Products subject to such terms and conditions of appointment as Mandarin shall think fit.

(e)   Mandarin also reserves the right to directly procure and purchase the Products from any other sellers, dealers or agents.

(f)   Mandarin has absolute discretion to fix, adjust and vary the retail price which it charges to its customers for the sale of the Products.

(g)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of NSL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated by not less than 6 months written notice by either party.

Proposed Annual Caps

The proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the purchases made by the Group from the PCCW Group are as follows:

Annual Caps for the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 (as amended by the amendment letter) referred to in paragraph 8(i) above for the year ending:

— 31 December 2006:     HK$12,300,000

— 31 December 2007:     HK$14,700,000

— 31 December 2008:     HK$16,500,000

The Annual Caps have been determined by reference to the estimated growth of traffic due to increase in mobile subscribers and the charges paid to the PCCW Group for the year ended 31 December 2005.

Annual Caps for the Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006 referred to in paragraph 8(ii) above for the year ending:

— 31 December 2006:     HK$1,100,000

— 31 December 2007:     HK$1,200,000

— 31 December 2008:     HK$1,000,000

The Annual Caps have been determined by reference to the estimated usage of the Group and the unit price offered by the PCCW Group for similar products and services.

LETTER FROM THE BOARD

Annual Caps for the Video Link Circuit Agreement dated 7 April 2006 referred to in paragraph 8(iii) above for the year ending:

— 31 December 2006:     HK$200,000

— 31 December 2007:     HK$500,000

— 31 December 2008:     HK$900,000

The Annual Caps have been determined by reference to the estimated usage of the Group and the unit price offered by the PCCW Group for similar products and services.

Annual Caps for the mobile interconnection charges, mobile number portability and local access charges referred to in paragraph 8(iv) above for the year ending:

— 31 December 2006:     HK$86,000,000

— 31 December 2007:     HK$107,300,000

— 31 December 2008:     HK$114,300,000

Under OFTA regulations, wireless operators are required to pay interconnection charges to the PCCW Group for transmission of mobile calls via HKTC's public switched telephone network. The rates for the interconnection charges payable to the PCCW Group are regulated by OFTA. The proposed Annual Caps have been determined by reference to:

(a)    the Group's 3G network rollout and the anticipated growth in network usage;

(b)    the new lines of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group; and

(c)    the total interconnection charges paid to the PCCW Group for the year ended 31 December 2005.

Annual Caps for the miscellaneous local telephone/data services referred to in paragraph 8(v) above for the year ending:

— 31 December 2006:     HK$9,650,000

— 31 December 2007:     HK$11,400,000

— 31 December 2008:     HK$13,200,000

The Annual Caps have been determined by reference to the estimated usage by the Group and the existing tariff rate as published by the PCCW Group to other customers.

LETTER FROM THE BOARD

Annual Caps for the IDD Wholesale Services referred to in paragraph 9 above for the year ending:

— 31 December 2006: HK$18,000,000

— 31 December 2007: HK$20,000,000

— 31 December 2008: HK$22,000,000

The Annual Caps have been determined by reference to the charges to be incurred by the Group in relation to IDD capacity and the total IDD charges paid by the Group to the PCCW Group in 2005. The PCCW Group was one of the providers of IDD switched service to the Group in 2005.

Annual Caps for the Handset Purchases referred to in paragraph 10 above for the year ending:

— 31 December 2006: HK$300,000,000

— 31 December 2007: HK$200,000,000

— 31 December 2008: HK$100,000,000

By combining the purchasing powers of the Group and the PCCW Group, the PCCW Group will charge the Group based on the actual cost charged by the suppliers of the Products. The parties are not currently engaged in transactions of the nature contemplated by the Handset Procurement Agreement. Accordingly, the proposed Annual Caps are based on estimates provided by the Group and determined by reference to the total purchases of the Products paid to suppliers directly by the Group for the year ended 31 December 2005.

LETTER FROM THE BOARD

Section III — The provision of services by the PCCW Group to the Group.

The transactions relating to the provision of services by the PCCW Group to the Group are the following:

11. Network Management Services;

12. Call Centre Management Services;

13. Systems Integration and Operations Services;

14. Design and Build of Mobile Switching Centres and Cell Sites Services;

15. Billing/Payment Management Services;

16. Property Management Services;

17. Logistics Support Services;

18. Procurement Services;

19. Secondment of Staff Services;

20. Content Management Services;

21. Provision of Office Space;

22. Licences in respect of Telephone Exchanges; and

23. Corporate Services.

Details of these transactions and relevant agreements as well as their proposed respective Annual Caps are set out below.

11.    Network Management Services

The following agreement supersedes and replaces the arrangements relating to the provision of leased circuits referred to in the July Announcement and in paragraph 2(a) of the section headed " Overview" in this Letter from the Board.

Agreement:	Mobile Network Management Services Agreement dated 7 April 2006

Parties:	Mandarin; and Cascade

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

LETTER FROM THE BOARD

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To outsource the network management of the Group's mobile telecommunications network and to acquire transmission capacity including leased circuits. The Board considers that by outsourcing the Group's mobile telecommunications network management requirements, this will result in cost savings to the Group, as compared to the alternative of the Group continuing to maintain the infrastructure and internal resources required to manage its own network.

The acquisition of transmission capacity including leased circuits from the PCCW Group is in the ordinary and usual course of business of the Group and replaces the arrangements described in the July Announcement. Leased circuits are essential for the operation of the Group's mobile telecommunications business.

Terms:

Overview:	(a) The services to be provided by Cascade to Mandarin under the agreement include (i) the mobile network management services and (ii) the managed cell site co-location services.

Mobile Network Management Services

(b)    The mobile network management services consist of:

(i)    mobile network planning and design, whereby Cascade will be responsible for coverage planning of the mobile radio network including cell site location planning, antenna system design, base station equipment type and transmission capacities required;

(ii)   radio network implementation, operations and maintenance, whereby Cascade will provide technical services to Mandarin in performing site acquisition and site build activities for setting up cell sites and related functions in accordance with agreed milestones and will perform site equipment operation and maintenance activities and other supporting functions;

(iii)   core network, service platform and service development, whereby based on traffic forecasts provided by Mandarin, Cascade will review the core network planning and design from time to time and Mandarin is entitled to require Cascade to implement proposals to develop new services or enhance existing applications and Cascade shall perform project implementation activities and it will be involved in other activities to verify the system functionalities and network comparable or the various relevant partners;

LETTER FROM THE BOARD

(iv)  switched operations whereby Cascade will provide operations and maintenance service in relation to all mobile switching centres. Cascade is also responsible for operations and network management on core network etc., all mobile service platform operations and for providing performance management to the mobile network; and

(v)   corporate network infrastructure services, whereby Cascade will provide engineering support services covering five principal areas, which are IT security and virus management; network infrastructure; email systems; serverfarm and infrastructure; internet; and desktop PC lan system.

Managed Cell Site Co-Location Services

(c)   Mandarin will be able to co-locate the Group's cell sites at certain sites which are used by the PCCW Group in relation to their businesses. Each order for the co-location of a site that is accepted constitutes an individual contract in respect of the provision of the requested service. That individual contract is subject to an initial contract period of 12 months from the date on which the site becomes available, provided that the initial contract period shall not extend beyond the day immediately preceding the third anniversary of the Effective Date.

Subject to the provisions relating to early termination as set out in the agreement, each contract will be automatically renewed at the end of its term. If a contract is renewed, the renewed contract period shall commence on the renewal date of the contract and be for a further period of 12 months but not extending beyond the day immediately preceding the third anniversary of the Effective Date.

Charges - General

(d)   Unless otherwise specified, Cascade will invoice Mandarin monthly in advance for all charges before the 10th calendar day of each calendar month and upon which, the charges will be paid by Mandarin in Hong Kong dollars within 20 days of receiving the invoice.

Charges for Mobile Network Management Services

(e)   A fixed unit price per 2G cell site and per 3G cell site which is used in determining the charges payable under the agreement (as described below), is set out in the agreement. Similarly, a fixed unit price for 2G traffic per subscriber and for 3G traffic per subscriber, which is also used in determining the charges payable under the agreement (as described below), is set out in the agreement. Different amounts are to be prescribed for the first 12 months of the agreement and for the remainder of the term of the agreement.

LETTER FROM THE BOARD

The total monthly charges will be the sum of:

(i)    2G cell site revenue (being the number of 2G cell sites for the preceding month multiplied by the unit price per 2G cell site);

(ii)   3G cell site revenue (being the number of 3G cell sites for the preceding month multiplied by the unit price per 3G cell site);

(iii)  2G subscriber-traffic revenue (being the number of 2G subscribers for the preceding month multiplied by a specified 2G traffic index multiplied by the unit price for 2G traffic per subscriber); and

(iv)  3G subscriber-traffic revenue (being the number of 3G subscribers for the preceding month multiplied by a specified 3G traffic index multiplied by the unit price for 3G traffic per subscriber),

but will be subject to a monthly minimum charge of HK$10,482,200 for the first 12 months and HK$11,734,700 thereafter. If the total charges incurred under the agreement in respect of the periods from the Effective Date up to the day immediately preceding the first anniversary of the Effective Date; the first anniversary of the Effective Date up to the day immediately preceding the second anniversary of the Effective Date; or the second anniversary of the Effective Date up to the day immediately preceding the third anniversary of the Effective Date, exceed 120% of the minimum annual charge in respect of the relevant year, Mandarin is entitled to an amount of credit in respect of that year, as specified in the agreement. The rates offered by the PCCW Group to the Group for mobile network management services under the agreement are determined by reference to and are comparable to the rates offered by the PCCW Group to other third parties.

Charges for Managed Cell Site Co-Location Services

(f)    Mandarin shall pay to Cascade (i) for any civil, fibre or additional work required for the services and such charges will be determined and quoted by Cascade on a case by case basis and (ii) a monthly recurrent charge to Cascade in the amount of HK$18,000.

Variation charges (calculated based on actual man hours required for variation) and cancellation charges (being 3 months recurrent charges plus any additional work charge) are also payable on variation or cancellation of orders. The rates offered by the PCCW Group to the Group for managed cell site co-location services are comparable to the rates offered by the PCCW Group to other third parties.

LETTER FROM THE BOARD

In respect of the charges for managed cell site co-location services, Cascade will invoice Mandarin on a monthly basis and Mandarin shall pay any valid invoice by the specified due date.

(g)   The agreement provides for the parties to procure the termination on the Effective Date by the respective members of the Group and the PCCW Group of, the arrangements relating to the provision of leased circuits referred to in the July Announcement between the Group and the PCCW Group.

(h)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of Cascade under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated by 6 months written notice by either party.

12.    Call Centre Management Services

The following agreement supersedes and replaces the agreement relating to the provision of call centre services by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(e) of the section headed "Overview" of Part B of this Letter from the Board:-
Agreement:	Contact Centre Services Agreement dated 7 April 2006

Parties:	Mandarin; and PCCW Teleservices

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

The Group has decided to outsource its call centre services to PCCW Teleservices, given the need for increased customer services capacity, the anticipated growth in network usage and subscriber base and the cost savings and superior service levels expected to be derived from outsourcing this function.

LETTER FROM THE BOARD

Terms:

(a)   Mandarin appoints PCCW Teleservices to provide call centre operations services, mobile service activation support for consumer sales, customer order processing, customer feedback management, mobile concierge, mobile technical service support and secretarial service support and other ancillary services (the "Teleservices") at certain call centre facilities located in Hong Kong and Shenzhen with details as set out in the agreement (the "Mobile Call Centre Facilities").

(b)    Mandarin is to pay charges to PCCW Teleservices based on a cost plus model, being:

(i)    a monthly charge for the services on a cost plus mark-up basis so that there will be a specified percentage mark-up on the total monthly aggregate costs of certain items specified in the agreement, being expenses directly and reasonably incurred in running, developing and supporting the call centre and including, among other things, staff headcount and costs, rent and rates, repair and maintenance, utilities etc. as specified in the agreement whereby the specified percentage mark-up is determined by reference to and is comparable to that offered to other clients of PCCW Teleservices; and

(ii)    additional expenditure required to manage changes or additional scope of service, which shall be invoiced separately to Mandarin as additional costs after prior written consent is obtained by PCCW Teleservices from Mandarin.

(c)   PCCW Teleservices will issue invoices to Mandarin on a monthly basis. The charges are payable within 30 days from the date of receipt of the invoice.

(d)   Mandarin shall permit or procure that PCCW Teleservices equipment shall be interconnected to its computer system or equipment necessary for PCCW Teleservices to provide the services.

(e)   Mandarin will reimburse PCCW Teleservices for capital expenditure incurred by PCCW Teleservices solely for the purpose of providing the services to be provided to Mandarin under the agreement and which has been approved by Mandarin prior to commencement of the agreement. Mandarin shall have the option to retain ownership of any assets purchased by capital expenditure approved in accordance with the terms of the agreement or, alternatively, to transfer such assets to PCCW Teleservices at their net book value.

LETTER FROM THE BOARD

Mandarin will reimburse PCCW Teleservices for depreciation on capital expenditure items purchased by PCCW Teleservices or transferred by Mandarin to PCCW Teleservices after the date of the agreement and which will be used entirely or partly (calculated by the percentage of function attributable to Mandarin) for the purpose of providing the services under the agreement. If the agreement is terminated, Mandarin shall have the first right of refusal to purchase from PCCW Teleservices such assets at such prices to be agreed.

(f)   The parties are to co-operate fully with one another in the integration of relevant systems. PCCW Teleservices is to endeavour to ensure that all parts of the Mobile Call Centre Facilities and the Teleservices are correctly integrated with (where necessary) other works, services, materials and equipment supplied or operated by Mandarin.

(g)   Both parties must comply with their obligations under the Personal Data (Privacy) Ordinance (Cap. 486 of the laws of Hong Kong) and any other obligations in relation to personal data.

(h)   Each party's liability under the agreement shall not exceed the lower of HK$50,000,000 or the total charges and fees paid by Mandarin under the agreement for the 12 months prior to such claim and the parties will not be liable for any loss of revenue or other consequential losses.

(i)    Upon expiry or termination of the agreement, PCCW Teleservices shall, in the event that it intends to sell any of its teleservices equipment to any party other than its group companies, grant to Mandarin the option to purchase such equipment at a price to be agreed between the parties and/or the option of entering into further licensing arrangements with PCCW Teleservices for the use of such equipment and/or related software on terms to be agreed.

(j)    Mandarin shall be allowed access during normal working hours upon serving reasonable notice to complaints records and all agents' voice recordings relating to the information of Mandarin's customers obtained through the provision of the Teleservices, for the purpose of ensuring full compliance with the agreement. The accounts of PCCW Teleservices shall be kept in accordance with generally accepted accounting principles and Mandarin may request an audit of records.

LETTER FROM THE BOARD

(k)   For substantive service additions to be provided which are beyond the scope of the services to be provided under the agreement, PCCW Teleservices shall provide a quotation to Mandarin.

(l)    PCCW Teleservices shall use reasonable endeavours to ensure that certain service level standards are met and shall arrange a monthly business operation review meeting with Mandarin to review past performance.

(m)  The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of PCCW Teleservices under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

13.    Systems Integration and Operations Services

As referred to in the January Announcement, PCCW Powerbase and Mandarin are parties to an agreement dated 10 January 2006 under which PCCW Powerbase is to provide certain systems integration and operations services to Mandarin. The terms of the agreement are again summarised as agreement (1) below.

At the Shareholders' Meeting, Independent Shareholders will be asked to approve an increase in the amount of the Annual Cap specified in the January Announcement, to the proposed Annual Caps specified below. The proposed increase in the amount of the Annual Cap reflects the increase in the scope of systems integration services as a result of the new agreement entered into as set out as agreement (2) below.
Agreement (1):	Agreement for IT Services dated 10 January 2006

Parties:	Mandarin; and PCCW Powerbase

Effective Date:	The agreement was entered into on 10 January 2006

Condition Precedent:	The agreement is a pre-existing agreement referred to in the January Announcement and is currently effective and in force.

Rationale:	To achieve cost savings and superior services by outsourcing the Group's IT functions (including operation and technical services, hosting and managed services) to PCCW Powerbase.

LETTER FROM THE BOARD

Terms:

PCCW Powerbase has agreed to provide data centre management services and IT network support services to Mandarin. The amounts payable under the agreement include a set up charge payable in January 2006 and a service charge payable every month in advance. All charges to be paid to PCCW Powerbase by its customers are payable monthly in advance, such service charge is a fixed fee determined by reference to the estimated costs and the rates offered to other customers of PCCW Powerbase.

Duration:	The agreement expires on 31 December 2006.

Agreement (2):	Agreement for IT Services dated 7 April 2006

Parties:	Mandarin; and PCCW Powerbase

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To achieve cost savings and superior services by outsourcing the Group's IT functions (including application development and maintenance, operation and technical services, hosting and managed services) to PCCW Powerbase.

Terms:

(a)   PCCW Powerbase will provide systems integration and operation services to Mandarin under the agreement, if requested to do so by Mandarin submitting a service request in accordance with the terms of the agreement (a "Service Request").

(b)   Mandarin or any member of the Group may at any time request the provision of the services by providing PCCW Powerbase with a Service Request. PCCW Powerbase will then provide a quotation within 15 business days or such other period as agreed in writing by the relevant ordering authority of Mandarin and PCCW Powerbase representative after receiving the Service Request. Any quote so provided must be made in good faith in response to the content and requirements of the Service Request; be fairly based on its fee structure including standard or lower rates; if submitted on a fixed price basis be based on standard or lower rates; fairly reflect the effort required to carry out such services and reasonably describe all anticipated expenses.

LETTER FROM THE BOARD

(c)   Upon receiving a quote, Mandarin will accept or reject the quote in writing with any conditions as it sees fit within 30 business days after receiving the quote. Upon acceptance of any quote, the parties will execute an approved Service Request which will include the quote, the provisions of the relevant Service Request and any other information supplied by Mandarin or PCCW Powerbase or as required by the agreement. Upon such execution, PCCW Powerbase must commence carrying out the approved Service Request in accordance with its terms.

(d)   PCCW Powerbase is to ensure that if it provides similar services to any other person, then Mandarin shall have equivalent priority to that given to other PCCW Group clients.

(e)  PCCW Powerbase will use reasonable endeavours to provide the services to Mandarin in accordance with the service levels; all reasonable directions given to PCCW Powerbase by Mandarin; the terms and conditions of approved Service Requests and the agreement; and with the level of care, skill, competence, diligence and judgment which may be expected of a professional organisation experienced in providing services of the type and complexity of such services.

(f)    In the event that the services to be provided involve the integration and interworking of those services with Mandarin's computer systems:-

  PCCW Powerbase acknowledges that it is critical to Mandarin that other equipment or systems connected to Mandarin's computer systems be capable of interworking, interfacing and communicating with Mandarin's computer systems.

  PCCW Powerbase is required to work with Mandarin in accordance with approved Service Requests to achieve the interworking of all software, hardware, equipment and systems comprising the services with any existing Mandarin's computer systems and to have regard to the foregoing requirement when preparing relevant quotations. Mandarin to provide PCCW Powerbase with all necessary cooperation.

(g)   PCCW Powerbase to deliver any deliverables as set out in an approved Service Request on the specified delivery date and shall immediately give notice to Mandarin in the event that it is unlikely for it to make delivery on time. In the event that PCCW Powerbase is unable to make on time delivery, it shall commit such additional resources at no additional cost to accelerate work and to ensure that subsequent deliverables are delivered on time.

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(h)   PCCW Powerbase provides certain warranties to Mandarin that the deliverables during their respective specified warranty periods are free from defects of material degree and during their respective specified design warranty periods are free from design defects of material degree and provides a performance guarantee if so stated in an approved Service Request during the specified performance guarantee period.

(i)     PCCW Powerbase is to reasonably measure, report and comply with the specified service levels and Mandarin will review PCCW Powerbase's performance according to the extent to which the service levels are reached.

(j)     Mandarin will make payment to PCCW Powerbase in accordance with:

  the approved fixed price fee agreed in the Service Requests approved by both parties; and/or the approved time and materials fee for time and materials agreed in the Service Requests approved by both parties. PCCW Powerbase personnel are required to maintain and submit on request accurate and complete timesheets in approved format where payment is on a time and materials basis and are required to inform Mandarin of the relevant information when approximately 80% of the time and materials budget is reached (or such other amount identified in an approved Service Request).

(k)   PCCW Powerbase will submit (i) the times and materials fees to Mandarin, monthly in arrears and (ii) invoices for payment of all or progressive components of fixed price fees as specified in the agreed payment plan. All payments should be made by Mandarin within 30 days (or such longer period as specified in the approved Service Request) of receipt of an invoice.

(l)    Where there is a budget limit for time and materials in an approved Service Request, PCCW Powerbase must not request payment in excess of such limit without the prior written consent of Mandarin and PCCW Powerbase is to notify Mandarin and suspend work if and when the limit is reached and to provide an estimate of costs of completing the services.

(m)   Mandarin has the right to undertake a price review in conjunction with PCCW Powerbase. The review will include the consideration of manufacturing efficiencies (i.e. relating to new technology etc), movement in major cost/price drivers of services, sharing of cost reduction initiatives, changes in functionality and hardware and/or software upgrades.

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(n)   The standard rates for use of time and materials works under an approved Service Request and variations to the approved Service Request in relation to fixed price works as set out in the agreement specify monthly charge out rates for programmers, systems analysts, managers and senior managers and others in relation to a range of services including application development and maintenance and operation and technical services.

(o)   PCCW Powerbase is to maintain quality management system certification during the term of the agreement and it is to participate in a quality improvement program with Mandarin and to use reasonable endeavours to assist Mandarin in development and implementation of continuous improvement programs.

(p)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of PCCW Powerbase under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:

The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party provided that such notice shall not be issued before the expiry of the first 12 months from the Effective Date.

14.    Design and Build of Mobile Switching Centres and Cell Sites Services

As referred to in the January Announcement, Cascade and Mandarin are parties to a letter of award dated 10 January 2006 under which Mandarin has awarded Cascade the contract to design and build a new mobile switching centre at the Yau Tong exchange, following a tender process. The terms of the letter of award are summarised below.

In view of the expected increase in 3G usage, the Board anticipates that it may be necessary to tender for the design and build of additional mobile switching centres and cell sites. The Board wishes to provide for the flexibility of awarding some or all of that design and build work to Cascade, if the Board considers that the Cascade tender(s) are in the best interests of the Group. Accordingly, at the Shareholders' Meeting, Independent Shareholders will be asked to approve an increase in the amount of the Annual Cap relating to work in respect of the design and build of mobile switching centres as well as cell sites awarded or to be awarded to Cascade, from the existing Annual Cap of HK$28 million specified in the January Announcement to the proposed Annual Caps specified below. Additional agreements and/or letters of award relating to the design and build of mobile switching centres and/or cell sites, in a form similar to the letter of award dated 10 January 2006 will be entered into in the future in the event of the tender and award of such projects. At the Shareholders' Meeting, Independent Shareholders will be asked to approve the Group entering into those additional agreements and/or letters of award in the future in the event of the tender and award of such projects, provided that the amounts payable under the letter of award dated 10 January 2006 and all those additional agreements and/or letters of award shall not exceed the Annual Caps specified below in respect of the arrangements referred to in this paragraph 14.

LETTER FROM THE BOARD

The increased Annuals Caps have been determined by reference to the actual cost incurred for the Yau Tong project as stated in the January Announcement and the estimated market pricing for transactions of the same nature.

Agreement:	Letter of award relating to the design and build of a mobile switching centre dated 10 January 2006

Parties:	Cascade; and Mandarin

Effective Date:	The letter of award was entered into on 10 January 2006.

Rationale:	Under the letter of award, Mandarin has awarded Cascade the contract to design and build Mandarin's new mobile switching centre at Yau Tong exchange, following a tender process.

Terms:

(a)   Mandarin has awarded Cascade the contract to design and build the new mobile switching centre at Yau Tong exchange referred to in the letter of award, following a tender process. Use of the site for this purpose remains subject to the waiver approval of the Director of Lands.

(b)    Unless otherwise agreed by Mandarin, the total contract sum under the letter of award shall not exceed approximately HK$14.5 million.

(c)    Mandarin may withdraw from the project if the right of access to the site granted by the site owner has been terminated for whatever reason or if the use of the site for a mobile switching centre has not been approved by the competent authority of the Government.

Duration:	Completion in respect of the design and build of the Yau Tong exchange is to occur on or before 31 December 2006.

LETTER FROM THE BOARD

15. Billing/Payment Management Services

Agreement:	Billing Management Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	To achieve cost savings by outsourcing the Group's billing management functions to HKTC.

Terms:

(a)   Mandarin appoints HKTC to provide the services of billing management for the purpose of enabling Mandarin to issue invoices to, and collect debts from, Mandarin's customers.

(b)   Mandarin is to supply to HKTC at its own expense, such information, records and documentation as HKTC may from time to time reasonably require for the purpose of determining the amounts due from Mandarin's customers in respect of the services provided by Mandarin.

(c)   Mandarin is to maintain appropriate administration facilities and systems (including Mandarin's existing billing system, as the same may be periodically upgraded or otherwise modified) as may be necessary to facilitate the effective performance of its duties under the agreement and to facilitate the performance of HKTC's duties under the agreement.

(d)   Mandarin shall pay a fee to HKTC for the services provided under the agreement.

(e)   The amount of the fee payable by Mandarin shall be the sum of the following:—

(i)     actual costs of the staff allocated to work for the Group in connection with the billing management services under the agreement (the "Designated Staff");

(ii)    a senior staff management fee being 10% of the amount in (i) above;

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(iii)  actual costs of stationery and related office supplies used by the Designated Staff;

(iv)  costs of accommodation, to be calculated by the proportion of the area allocated to the Designated Staff out of the total area of the accommodation for the staff of the PCCW Group; and

(v)   costs of the group data communications network, computer charges, fulfillment and logistics and related costs to be calculated based on the proportion of the number of Designated Staff based at a specified address, or such other locations as shall be agreed between the parties, out of the total number of staff of the PCCW Group based at the abovementioned address, less a discount. The amount of the discount shall be the total sum of (i) to (v) above multiplied by the percentage of work completed for and on behalf of the PCCW Group (other than the Group) by the Designated Staff. Such percentage shall be as determined by HKTC in its reasonable discretion.

The fees payable shall be subject to review on an annual basis or at such times as Mandarin and HKTC may agree, and any amendment to the method of calculation or the fee requires mutual consent.

The fee is payable by Mandarin in 12 equal instalments in respect of each calendar month in each calendar year on or around the last business day of each month and shall be computed on a day to day basis and on the basis of a calendar year of 365 days in respect of any part of a calendar month or a calendar year. Mandarin shall pay the costs of printing invoices, stationery, postage and other direct expenses incurred in generating invoices.

(f)    In the performance of its obligations as billing manager, during the term of the agreement HKTC agrees (among other things) to:—

  Act towards Mandarin conscientiously and in good faith.

  Comply with all reasonable and lawful instructions of Mandarin concerning billing in relation to Mandarin's services to its customers.

Maintain at its own expense appropriate offices and administration facilities and systems as may be necessary for the effective performance of its duties under the agreement and to employ sufficient number of suitably qualified personnel to ensure proper fulfilment of its obligations and to be responsible for the employee compensation in connection therewith.

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  Allow Mandarin's authorised representatives to have access to HKTC's premises at any reasonable time to inspect HKTC's books and records in relation to the agreement.

  Ensure that it will meet the service level requirements as agreed between the parties from time to time.

(g)  HKTC undertakes to collect, process and generate personal data of the customers of Mandarin only to the extent necessary for the proper performance of its obligations under the agreement or as instructed in writing by Mandarin and in accordance with all applicable laws and not to transfer any of such data outside Hong Kong.

(h)   The personal data and any intellectual property or other rights subsisting in it shall remain the property of Mandarin, who will also be the owner of any new data collected or generated during the performance of the obligations of HKTC under the agreement.

(i)    The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

16.    Property Management Services

Agreement:	Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services dated 7 April 2006

Parties:	Mandarin; and PCPD Facilities

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

LETTER FROM THE BOARD

Rationale:

To outsource the Group's property, project and lease management of specified retail shops and two switching centres to PCPD Facilities, consistent with the overall shift in the Group's business model towards an outsourcing model, to achieve cost savings and superior service levels by utilising the PCCW Group's administrative and management resources and, in the longer term, ceasing to incur directly the costs associated with maintaining the infrastructure and resources required to undertake those functions in-house.

Terms:

(a)   Mandarin appoints PCPD Facilities as service provider for the provision of property management services, project management services and lease management services in respect of its retail shops and switching centres as set out in the agreement.

Property management services will include inter alia, operations, repair and maintenance, contractor and subcontractor management, fault and risk analysis, data and record update and quality assurance management of services including amongst other things, building management, help desk, computerized maintenance management system, cleaning and pest control as well as the provision of property management services such as budgetary advice, customer services and other services as set out in the agreement.

Project management services will include the engaging, appointing and co-coordinating with consultants of appropriate trades to provide project management services, including, amongst other things, to understand the risk profile and devise annual upgrading/improvement plan for the approval of the Group, submission of case paper with justifications for each capex application and other project management services.

Lease management services will be in relation to the Group's existing leases/licences and any new leases/licences to be entered into by the Group from time to time including, amongst other things, monthly reviews of leases renewal, rent reviews or lease terminations, management of occupancy records, floor plans etc. and other lease management services.

(b)   Mandarin will pay to PCPD Facilities fixed management charges on a monthly basis. The management charges payable will be the sum of:-

  Annual property management service charges in a fixed amount, payable on a monthly basis, whereby such charges were determined by reference to a cost plus model (i.e. with a percentage mark-up on the operating expenses actually incurred).

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  Project management service charges of a specified percentage on the project costs of each project with an overall cap of HK$1,500,000 per annum.

  Lease management service charges calculated by reference to a unit rate which is determined on a shared-cost basis, payable monthly (i.e. with the service recipient sharing the actual costs incurred on the basis of the services performed on their behalf).

For the management charges, Mandarin is to make payment to PCPD Facilities on a monthly basis in respect of services rendered against invoices issued by PCPD Facilities. PCPD Facilities shall send to Mandarin within 14 days following the end of each month an invoice giving details of the management charges for the preceding month and Mandarin shall settle such invoice within 14 days thereafter.

(c)   Mandarin will directly pay service charges payable to and to be agreed from time to time with third party service providers engaged by PCPD Facilities to provide services to Mandarin under the agreement. PCPD Facilities shall not engage any third party service provider for the provision of any property management services and project management services in the premises unless with Mandarin's prior written consent. The scope of property management services and project management services that may be provided by any third party service provider includes, amongst other things, air conditioning maintenance, indoor air quality measurements, fire services installation maintenance, electrical installations repair and maintenance and other services as set out in the agreement.

(d)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of PCPD Facilities under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

17.    Logistics Support Services

The following agreement supersedes and replaces the agreement relating to the provision of logistics support by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(l) of the section headed "Overview" of Part B of this Letter from the Board:-
Agreement:	Agreement for Delivery Services for Mobile Products and Materials dated 7 April 2006

Parties:	Mandarin; and Power Logistics

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	To achieve cost savings by outsourcing the Group's printing, mailing and delivery functions to Power Logistics.

Terms:

(a)   With effect from the Effective Date, the parties terminate the appointment letter agreement dated 10 January 2006 entered into between the same parties and Mandarin appoints Power Logistics as its non-exclusive contractor to provide the printing, mailing and delivery services as more particularly described in the agreement.

(b)   Mandarin shall pay Power Logistics the relevant service charges, which shall be calculated at fixed rates throughout the term. Charges are calculated based on the number of printed items and deliveries etc. with the fixed costs of each item as set out in the agreement.

(c)   Power Logistics is to submit monthly reports to Mandarin detailing its services with references to the specified service charges, except for printing and lettershopping of direct marketing materials and office relocation, in respect of which additional service charges will be quoted on a case by case basis. All invoices are to be issued by Power Logistics for the services within 14 days following each month end upon which Mandarin shall make payment within 30 days of receipt of invoice.

(d)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of Power Logistics under the agreement may be freely transferred to any other member of the PCCW Group.

LETTER FROM THE BOARD

The rates offered by the PCCW Group to the Group under the agreement are comparable to the rates offered by the PCCW Group to other third parties.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

18.    Procurement Services

The following agreement supersedes and replaces the agreement relating to the provision of procurement support by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(l) of the section headed "Overview" of Part B of this Letter from the Board:—
Agreement:	Procurement Services Agreement dated 7 April 2006

Parties:	Mandarin; and HKTC

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

To facilitate the aggregation of the combined purchasing powers of the Group and the PCCW Group in relation to purchasing products and services used by Mandarin in relation to the operation of its business and thereby enable the Group to obtain better terms from suppliers and service providers, and to leverage on the workforce and system capability of the PCCW Group to enhance efficiency for the Group.

Terms:

(a)   Mandarin appoints HKTC to provide purchasing and supply services (such as sourcing, commercial evaluation, tender evaluation report with recommendation, negotiation with vendors/landlords, contract preparation, order placement, order processing, shipping, discrepancy claim, cargo claim, stock management, warehousing, transport and passenger service, use of respective systems, system support and administration in carrying out such services) in respect of products and services used or employed in relation to the operation of Mandarin's business (except technical evaluation, program production, stock or equipment transportation and staff recruitment related activities). The services will include HKTC providing a team of professional purchasing and supplying personnel to Mandarin to deliver the services.

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(b)   Mandarin is required to directly make payment to suppliers and/or vendors for all purchases made by HKTC on its behalf.

(c)    The fees and expenses payable by Mandarin to HKTC shall comprise the following:

(i)    The service fee for purchasing, which is to be calculated by reference to the average staff costs and operating costs incurred by HKTC in relation to the employee headcount designated to provide the services, the service fee for transport and site acquisition, each of which is to be determined by reference to the staff costs and operating costs attributable to the proportion of employee headcount involved in providing such services to Mandarin out of the total staff costs and operating costs incurred by HKTC to provide such services to participating companies of the PCCW Group and the service fees for stores which consists of staff and operating costs, facilities charges and system support and administration charges.

(ii)   Specific charges, being actual costs incurred in providing the services and actual ordinary costs such as vehicle leasing and legal and professional fees other than staff and operating costs, other than amounts paid directly by Mandarin to suppliers and/or vendors.

(iii)  Actual incidental expenses incurred for carrying out the services other than amounts paid directly by Mandarin to suppliers and/or vendors.

(d)   HKTC is to deliver to Mandarin monthly invoices setting out the fees and expenses payable for the previous month. Mandarin shall pay all fees and expenses as specified within 30 days of the date of the relevant invoice or according to any other agreed payment terms.

(e)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

19.    Secondment of Staff Services

Agreement:	Letter agreement dated 7 April 2006

Parties:	Mandarin; and HKTL

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	For the PCCW Group to provide and assign suitable staff on secondment to the Group.

Terms:

(a)   HKTL will use its reasonable endeavours to provide Mandarin with such number of suitable staff as shall be reasonably requested by Mandarin from time to time by reasonable notice specifying the number and grade of staff required, the location at which such staff are required and the time period for which the staff are required.

(b)   Mandarin will pay HKTL charges based on the total number of actual working hours multiplied by the relevant hourly rate as set out in the agreement or such other hourly rate as may be agreed from time to time.

(c)    Under the letter agreement, fees are payable on a monthly basis, in arrears, within 30 days of receipt of the relevant invoice.

(d)   The secondees will provide their services on a full time basis to Mandarin during their respective secondment periods and will perform such duties as may from time to time be assigned by Mandarin.

(e)    HKTL is responsible for all salary, benefits and other payments required to be made to the secondees.

(f)    The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

20.    Content Management Services

Agreement:	Content Management Agreement dated 7 April 2006

Parties:	Mandarin; and PCCW Media

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:

For the PCCW Group to manage content for distribution to cellular handsets of customers of the Group and for the PCCW Group and the Group to each make available certain of their respective content for distribution through the mobile service of the other party.

Terms:

(a)   PCCW Media will provide content management services to Mandarin in relation to content and related services, including for example informational and entertainment, news and sports, music, ring tones, interactive, games, applications, promotional, advertisement and other content and services including identification and assessment of suitable content, provision of information relating to the content and contractual terms of content, sourcing content providers and negotiating with such content providers and provision of services relating to acquisition of content.

(b)   The parties may from time to time agree for certain of their respective content to be made available for distribution through the other party's mobile service.

(c)   Mandarin shall pay to PCCW Media the content management fees at a fixed fee per annum payable in arrears in 12 equal monthly installments. Such fees are determined by reference to actual costs incurred. The parties shall use their reasonable endeavours to agree the content transfer fees to be paid in relation to each content transfer. Such content transfer fees shall be determined on an arm's length basis by reference to the prevailing fees and prices at the relevant time charged by the parties, as the case may be, for the provision of the same or similar content to other independent and unaffiliated third parties. Content transfer fees shall be billed in such manner as the parties mutually agree in respect of the relevant content transfer and unless otherwise agreed, the content transfer fees shall be paid within 45 days after receipt of an invoice therefor.

LETTER FROM THE BOARD

(d)   The rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of PCCW Media under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

21.    Provision of Office Space

The following agreement supersedes and replaces the agreement relating to the provision of office space by the PCCW Group to the Group as referred to in the January Announcement and in paragraph 3(h) of the section headed "Overview" of Part B of this Letter from the Board:-
Agreement:	Licence Agreement dated 7 April 2006

Parties:	PCCW Services; and Mandarin

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	PCCW Services has agreed to licence office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong.

Terms:

(a)   PCCW Services has agreed to provide office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong. Mandarin is required to pay a deposit representing 2 months licence fee payable to secure the performance of its obligations under the agreement. The licence fee payable by Mandarin to PCCW Services under the agreement shall be payable in advance on a monthly basis. The consideration payable was determined on a cost allocation basis, based on the estimated amount of space to be occupied by Mandarin.

(b)   Subject to the terms of the agreement, the rights and obligations of Mandarin under the agreement may be freely transferred to any other member of the Group. Similarly, subject to the terms of the agreement, the rights and obligations of PCCW Services under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by either party.

LETTER FROM THE BOARD

22.    Licences in respect of Telephone Exchanges

As referred to in the January Announcement, HKTC and Mandarin have entered into (i) an offer letter dated 1 September 2005 (as amended by a letter dated 10 January 2006) whereby HKTC proposes to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility (the "Yau Tong Offer Letter") and (ii) an offer letter dated 10 January 2006 whereby HKTC proposes to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space (the "Lai Chi Kok Offer Letter"). The following agreements have been entered into to supplement the arrangements referred to in the January Announcement:—
Agreement (1):	Amendment Letter amending the Yau Tong Offer Letter dated 7 April 2006 (the "Yau Tong Amendment Letter")

Parties:	HKTC; and Mandarin

Effective Date:

The Yau Tong Offer Letter was entered into on 1 September 2005. The Effective Date of the Yau Tong Amendment Letter is the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The Yau Tong Amendment Letter is conditional upon the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the proposed Annual Caps in respect of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The Yau Tong Offer Letter is a pre-existing agreement and currently effective and in force. However, it is intended that if the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the proposed Annual Caps in respect of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the Yau Tong Offer Letter would constitute a breach of the Listing Rules, the Yau Tong Offer Letter will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to grant Mandarin a licence to occupy part of HKTC's telephone exchange at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility. The Yau Tong Amendment Letter amends the Yau Tong Offer Letter by amending the term of the licence to be granted and the assignment provisions.

LETTER FROM THE BOARD

Terms:

(a)   Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of HK$90,155 per month. The fitting out administration fee is determined based on the shared costs of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) whereby Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department.

(b)   The rights and obligations of Mandarin under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) may, subject to the prior approval granted by the Director of Lands and/or the Lands Department, be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) may, subject to the prior approval granted by the Director of Lands and/or the Lands Department, be freely transferred to any other member of the PCCW Group.

(c)   At the Shareholders' Meeting, the Independent Shareholders are also asked to approve Mandarin entering into the formal licence agreement referred to above, on the terms also referred to above.

Duration:

The term of the licence to be granted under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) shall commence on the date on which the Director of Lands and/or the Lands Department has granted its approval for the licence until 3 years from the first business day after the date of the Shareholders' Meeting unless (i) terminated earlier by either party by 6 months written notice provided that no such notice shall be served during the first year from the commencement date or (ii) the Director of Lands and/or the Lands Department has revoked the approval granted or such approval has expired and no renewal or further approval is granted in relation to the remaining term of the licence or if the licence is otherwise terminated in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter).

Agreement (2):	Amendment Letter amending the Lai Chi Kok Offer Letter dated 7 April 2006 (the "Lai Chi Kok Amendment Letter")

Parties:	HKTC; and Mandarin

LETTER FROM THE BOARD

Effective Date:

The Lai Chi Kok Offer Letter was entered into on 10 January 2006. The Effective Date of the Lai Chi Kok Amendment Letter is the first business day after the date on which the condition precedent is satisfied.

Condition Precedent:

The Lai Chi Kok Amendment Letter is conditional upon the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the proposed Annual Caps in respect of Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

The Lai Chi Kok Offer Letter is a pre-existing agreement and currently effective and in force. However, it is intended that if the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the proposed Annual Caps in respect of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) are not approved by the Independent Shareholders at the Shareholders' Meeting and if the continuation of the Lai Chi Kok Offer Letter would constitute a breach of the Listing Rules, the Lai Chi Kok Offer Letter will be discontinued and/or replaced by alternative arrangements.

Rationale:

HKTC to grant Mandarin a licence to occupy a portion of the telephone exchange in Lai Chi Kok, Kowloon owned by HKTC as office space. The Lai Chi Kok Amendment Letter amends the Lai Chi Kok Offer Letter by amending the terms of the licence to be granted and the assignment provisions.

Terms:

(a)   Mandarin has a right of access to the site to enable Mandarin to design, coordinate and implement the fitting out works, in consideration for which Mandarin pays a fitting out administration fee of HK$209,576 per month. The fitting out administration fee is determined based on the shared costs of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) whereby Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department.

LETTER FROM THE BOARD

(b)  The rights and obligations of Mandarin under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) may, subject to the prior approval granted by the Director of Lands and/or the Lands Department, be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTC under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) may, subject to the prior approval granted by the Director of Lands and/or the Lands Department, be freely transferred to any other member of the PCCW Group.

(c)   At the Shareholders' Meeting, the Independent Shareholders are also asked to approve Mandarin entering into the formal licence agreement referred to above, on the terms also referred to above.

Duration:

The term of the licence to be granted under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) shall commence on the date on which the Director of Lands and/or the Lands Department has granted its approval for the licence until 3 years from the first business day after the date of the Shareholders' Meeting unless (i) terminated earlier by either party by 6 months written notice provided that no such notice shall be served during the first year from the commencement date or (ii) the Director of Lands and/or the Lands Department has revoked the approval granted or such approval has expired and no renewal or further approval is granted in relation to the remaining term of the licence or if the licence is otherwise terminated in accordance with the terms of the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter).

It is also anticipated that further agreements similar to the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) and the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) may be entered into by the Group with the PCCW Group in the future in the event the directors of the Company consider that further space is required at any telephone exchange of HKTC. Such further offer letters and/or licence agreements to be entered into will be on terms which are comparable to and no less favourable than terms obtained by the Group from independent third parties. At the Shareholders' Meeting, Independent Shareholders will be asked to approve the Group entering into those further agreements in the future if the directors of the Company consider that further space is required at any telephone exchange of HKTC, provided that the amounts payable in aggregate under the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter), the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and those further agreements shall not exceed the Annual Caps as specified below in respect of the arrangements referred to in this paragraph 22.

LETTER FROM THE BOARD

23.    Corporate Services

Agreement:	Corporate Services Agreement dated 7 April 2006

Parties:	HKTL; the Company; Mandarin; and SUNDAY 3G

Effective Date:	The first business day after the date on which the condition precedent is satisfied.

Condition Precedent:	The agreement is conditional upon the agreement and the proposed Annual Caps in respect of the agreement specified below being approved by the Independent Shareholders at the Shareholders' Meeting.

Rationale:	To achieve cost savings and improve efficiency by outsourcing the Group's corporate services functions to HKTL.

Terms:

(a)   The Company, Mandarin and SUNDAY 3G are each a service recipient for the purpose of the agreement. The services provided by HKTL will be charged to the relevant service recipient on a cost basis.

(b)    Costs and expenses specifically incurred by HKTL on behalf of a service recipient will be invoiced directly to such service recipient.

(c)    In relation to services which are shared by a service recipient which is a member of the Group with other service recipients which are members of the PCCW Group, the costs allocated to the service recipient which is a member of the Group will be calculated as follows:-

  Except for human resources services, the amount of shared costs and expenses allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the relevant shared services by a percentage which is calculated as the amount of the annual operating expenses of the relevant service recipient which is a member of the Group as a percentage of the aggregate annual operating expenses of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant services for the relevant period and having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong.

LETTER FROM THE BOARD

  In relation to human resources services, the amount allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the shared human resources services by a percentage which is calculated as the headcount of the relevant service recipient which is a member of the Group as a percentage of the aggregate headcount of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant shared human resources services for the relevant period and having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong.

  The charges are calculated by reference to each period terminating on the last day of each December or in respect of the last period the period terminating on the last day of the agreement.

(d)   Each service recipient is to pay the costs and expenses directly incurred by and directly invoiced to it and shall pay to HKTL the shared cost amount calculated in accordance with the terms of the agreement. HKTL will invoice the service recipients for the shared cost amounts monthly in arrears calculated either by reference to the estimated amount (for the first period) or by reference to the figures for the previous period (for the second, third and fourth period as set out in the agreement). HKTL shall at the end of each such period calculate the total shared costs amount for each period and in the event of any difference between (i) the amount actually billed and paid and (ii) the amount incurred, the difference shall be invoiced and paid by the relevant service recipient to HKTL and/or refunded by HKTL to the relevant service recipient as applicable.

(e)   The rights and obligations of a service recipient which is a member of the Group under the agreement may be freely transferred to any other member of the Group. Similarly, the rights and obligations of HKTL under the agreement may be freely transferred to any other member of the PCCW Group.

Duration:	The agreement commences on the Effective Date and shall continue for 3 years unless terminated earlier by not less than 6 months written notice by any party.

LETTER FROM THE BOARD

Proposed Annual Caps

The Proposed Annual Caps and relevant bases for such Annual Caps for the transactions relating to the provision of services by the PCCW Group to the Group are as follows:

Annual Caps for the Network Management Services referred to in paragraph 11 above for the year ending:

— 31 December 2006:     HK$181,000,000

— 31 December 2007:     HK$226,000,000

— 31 December 2008:     HK$256,000,000

Mandarin and Cascade are not currently party to a network management services agreement. Accordingly, the amounts of the proposed Annual Caps are based on estimates provided by the parties, taking into account and determined by reference to:

(a)    the historical costs for the Group to operate its own network;

(b)    the 3G network roll-out and the anticipated network expansion;

(c)    the new lines of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group; and

(d)    the amount paid to the PCCW Group to acquire transmission capacity including leased circuits for 2005.

Annual Caps for Call Centre Management Services referred to in paragraph 12 above for the year ending:

— 31 December 2006:     HK$57,000,000

— 31 December 2007:     HK$90,000,000

— 31 December 2008:     HK$110,000,000

The amounts of the proposed Annual Caps are based on amounts paid to date under the existing call centre management services agreement described in the January Announcement and taking into account and determined by reference to:

(a)    the historical costs for the Group to operate the call centre services on its own;

(b)    the additional system enhancement to cater for business growth and to offer higher quality of service; and

(c)    costs required to cater for the new lines of business operated by the Group as a wholesaler for both 2G and 3G products and services to the PCCW Group.

LETTER FROM THE BOARD

Annual Caps for Systems Integration and Operations Services referred to in paragraph 13 above for the year ending:

— 31 December 2006:     HK$21,200,000

— 31 December 2007:     HK$27,300,000

— 31 December 2008:     HK$27,300,000

The Annual Caps have been determined by reference to the estimated costs (including the labour costs, the supply of telecommunications lines and rack spaces) of the provision of the relevant services as specified by the Group, the respective charging rates offered to other customers of PCCW Powerbase and amounts paid to date under the systems integration and operations services agreement dated 10 January 2006 referred to in the January Announcement.

Annual Caps for the Design and Build of Mobile Switching Centres and Cell Sites Services referred to in paragraph 14 above for the year ending:

— 31 December 2006:     HK$27,000,000

— 31 December 2007:     HK$11,000,000

— 31 December 2008:     HK$1,000,000

The proposed increase in the amount of the Annual Cap reflects expected increase in 3G usage, as a result of which the Board anticipates that it may be necessary to tender for the design and build of additional switching centres and the design and build of additional cell sites. The increased Annual Caps have been determined by reference to the actual costs incurred for the Yau Tong project as stated in the January Announcement and the estimated market pricing for transactions of the same nature.

Annual Caps for the Billing/Payment Management Services referred to in paragraph 15 above for the year ending:

— 31 December 2006     HK$4,700,000

— 31 December 2007     HK$10,000,000

— 31 December 2008     HK$18,000,000

The parties are not currently engaged in transactions of the nature contemplated under the Billing Management Agreement. The Annual Caps have been determined by reference to:

(a)    the historical figures for running these services by the Group;

(b)    the estimated level of services required by the Group;

(c)    the staff and resources requirement for the services; and

(d)    the sharing of estimated costs incurred by the PCCW Group based on the estimation of (b) and (c).

LETTER FROM THE BOARD

Annual Caps for the Property Management Services referred to in paragraph 16 above for the year ending:

— 31 December 2006     HK$1,500,000

— 31 December 2007     HK$2,000,000

— 31 December 2008     HK$3,000,000

The parties are not currently engaged in transactions of the nature contemplated under the Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services. The Annual Caps have been determined by reference to:

(a)    the scope of services required by the Group;

(b)    the historical figures for running these services; and

(c)    the estimated market pricing for similar services.

Annual Caps for the Logistics Support Services referred to in paragraph 17 above for the year ending:

— 31 December 2006:     HK$12,400,000

— 31 December 2007:     HK$19,000,000

— 31 December 2008:     HK$23,000,000

The Annual Caps have been determined by reference to:

(a)     the estimated scope of services required by the Group;

(b)     the historical figures for running these services; and

(c)     the estimated market pricing for similar services.

Annual Caps for the Procurement Services referred to in paragraph 18 above for the year ending:

— 31 December 2006:     HK$10,500,000

— 31 December 2007:     HK$19,000,000

— 31 December 2008:     HK$25,000,000

The Annual Caps have been determined by reference to:

(a)    the historical figures for running these services by the Group;

(b)    the estimated level of services required by the Group;

(c)    the staff and resources requirement for the services; and

LETTER FROM THE BOARD

(d)     the sharing of estimated costs incurred by the PCCW Group based on the estimation of (b) and (c).

Annual Caps for the Secondment of Staff Services referred to in paragraph 19 above for the year ending:

— 31 December 2006:     HK$16,000,000

— 31 December 2007:     HK$20,000,000

— 31 December 2008:     HK$24,000,000

The parties are not currently engaged in transactions of the nature contemplated by this letter agreement. The Annual Caps have been determined by reference to:

(a)    the estimated services requirements by the Group based on the current distribution channels;

(b)    the proposed sales and marketing plan; and

(c)    the labour rate at cost offered by the PCCW Group.

Annual Caps for the Content Management Services referred to in paragraph 20 above for the year ending:

— 31 December 2006:     HK$20,800,000

— 31 December 2007:     HK$31,200,000

— 31 December 2008:     HK$41,600,000

The amounts of the proposed Annual Caps are based on estimates provided by the parties, taking into account and determined by reference to:

(a)    the anticipated increased acceptance of 3G products and services; and

(b)    the estimated number of channels that will be increased.

Annual Caps for the Provision of Office Space referred to in paragraph 21 above for the year ending:

— 31 December 2006:     HK$4,000,000

— 31 December 2007:     HK$5,000,000

— 31 December 2008:     HK$5,000,000

The amounts of the proposed Annual Caps are based on the space currently occupied by the Group, the future demand and the apportionment of the costs based on the estimated space occupied.

LETTER FROM THE BOARD

Annual Caps for the Licences in respect of Telephone Exchanges referred to in paragraph 22 above for the year ending:

— 31 December 2006:     HK$4,000,000

— 31 December 2007:     HK$6,000,000

— 31 December 2008:     HK$7,000,000

The amounts of the proposed Annual Caps are based on the aggregate annual fees payable for the two telephone exchanges with a contingent amount to cater for additional fees in respect of further space that may be required at any telephone exchange of HKTC if considered appropriate by the Board.

The fitting out administration fee as currently specified is determined based on the shared cost of the premises. Upon the granting by the Director of Lands and/or the Lands Department of the approval relating to the licensing of the premises, a formal licence agreement will be entered into by the parties on and in accordance with the terms of the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) or the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter) as applicable, upon which Mandarin will pay to HKTC such licence fee at a market value prescribed in or otherwise derived from the approval from the Director of Lands and/or the Lands Department. This licence fee may not be in the same amount as the fitting out administration fee currently paid and as such the proposed Annual Caps exceed the amounts currently payable under the Yau Tong Offer Letter (as amended by the Yau Tong Amendment Letter) and the Lai Chi Kok Offer Letter (as amended by the Lai Chi Kok Amendment Letter). Further, there is also a contingent amount to cater for additional fees in respect of further space that may be required at any telephone exchange of HKTC if considered appropriate by the Board.

Annual Caps for the Corporate Services referred to in paragraph 23 above for the year ending:

— 31 December 2006:     HK$24,000,000

— 31 December 2007:     HK$30,400,000

— 31 December 2008:     HK$33,200,000

The parties are currently not engaged in transactions of the nature contemplated under the Corporate Services Agreement. The amounts of the proposed Annual Caps have been determined by reference to the estimated service requirement of the Group based on its anticipated levels of business operations.

LETTER FROM THE BOARD

As expressly referred to in the descriptions of the relevant agreements set out above, many of the agreements permit the rights and obligations of members of the Group under the agreements to be transferred to any other member of the Group. This is principally to facilitate the possibility of a future internal group reorganisation. A separate resolution approving such a transfer of rights and obligations will be proposed at the Shareholders' Meeting. Also as disclosed above in the detailed descriptions of the agreements, the relevant agreements also contain a reciprocal right in favour of the relevant member of the PCCW Group and the resolution would also cover such a transfer of rights and obligations.

PART D

INFORMATION ON THE GROUP AND THE PCCW GROUP

The Group is a developer and provider of wireless communications and data services in Hong Kong and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997.

The PCCW Group is the largest telecommunications provider in Hong Kong and one of Asia's leading integrated communications companies. The principal activities of the PCCW Group (including the Group) are the provision of local, mobile and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment, and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the People's Republic of China.

PART E

RECOMMENDATIONS

Each of the Transactions (including the applicable Annual Caps) is conditional on prior approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Company has established the Independent Board Committee, consisting of the Independent Directors, to advise the Independent Shareholders of the Company as to whether the terms of the Transactions (including the applicable Annual Caps) are fair and reasonable, whether the Transactions (including the applicable Annual Caps) are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting. The Company has also appointed ING Bank N.V. as the independent financial adviser required to be appointed under Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Transactions (including the applicable Annual Caps) are fair and reasonable, whether those transactions (including the applicable Annual Caps) are in the interests of the Company and its shareholders as a whole and to advise Independent Shareholders how to vote at the Shareholders' Meeting.

A separate letter from the Independent Board Committee advising the Independent Shareholders that, in the opinion of the Independent Board Committee formed after taking into account the recommendations of the Independent Financial Adviser, the terms of the Transactions (including the applicable Annual Caps) are fair and reasonable and that those transactions (including the applicable

LETTER FROM THE BOARD

Annual Caps) are in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders to vote in favour of the resolutions to approve the Transactions (including the applicable Annual Caps) at the Shareholders' Meeting is set out on page 97 of this Circular. Shareholders' attention is drawn to the letter from the Independent Board Committee.

A separate letter from the Independent Financial Adviser, ING Bank N.V., containing its advice to the Independent Board Committee and the Independent Shareholders that, having considered the matters set out in detail in that letter, the terms of the Transactions (including the applicable Annual Caps) are fair and reasonable and are in the interests of the Company and its shareholders as a whole and advising Independent Shareholders to vote in favour of the resolutions to approve those Transactions (including the applicable Annual Caps) at the Shareholders' Meeting is set out on pages 98 to 133 of this Circular. Shareholders' attention is also drawn to the letter from ING Bank N.V., the Independent Financial Adviser.

The Board is of the view that the terms of the Transactions (including the applicable Annual Caps) are fair and reasonable and are in the interests of the Company and its shareholders as a whole and, accordingly, the Board recommends that the Company's shareholders vote in favour of the relevant resolutions to be proposed in relation to the Transactions (including the applicable Annual Caps) at the Shareholders' Meeting.

PART F

SHAREHOLDERS' MEETING

A notice convening the Shareholders' Meeting to be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong, on Wednesday, 26 April 2006 at 3:00 p.m., at which meeting resolutions will be proposed to consider and, if thought fit, approve the Transactions and the applicable Annual Caps are set out on pages 139 to 146 of this Circular. Voting on those resolutions will be conducted by way of a poll.

A proxy form for use by the Independent Shareholders at the Shareholders' Meeting is enclosed. Whether or not you are available to attend the Shareholders' Meeting in person, you are requested to complete and sign the accompanying proxy form in accordance with the instructions printed thereon and to lodge it with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Shareholders' Meeting or any adjournment thereof. Completion and return of a proxy form will not preclude you from attending and voting in person at the Shareholders' Meeting or any adjourned meeting should you so wish.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the Transactions is required to abstain from voting at the Shareholders' Meeting on the resolutions approving the Transactions and the applicable Annual Caps. Accordingly, PCCW Mobile and its associates will abstain from voting at the Shareholders' Meeting on those resolutions, in respect of the shares it holds representing approximately 79.35% of the issued share capital of the Company. All other shareholders of the Company are entitled to vote at the Shareholders' Meeting on the resolutions proposed to approve the Transactions and the applicable Annual Caps.

LETTER FROM THE BOARD

As far as the Company was aware having made all reasonable enquiries, as at the Latest Practicable Date:

(a)   PCCW Mobile controlled or was entitled to exercise control over the voting rights in respect of its shareholding in the Company;

(b)   there were no voting trust or other agreements or arrangements or understandings entered into by or binding upon PCCW Mobile and there were no obligations or entitlements of PCCW Mobile whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shareholdings in the Company to third parties, either generally or specifically in relation to a particular meeting or vote of shareholder; and

(c)   there was no discrepancy between the beneficial shareholding interests of PCCW Mobile and the number of shares in the Company which it would control, or in respect of which it would be entitled to exercise control over the voting rights at the Shareholders' Meeting.

PART G

GENERAL

A number of the agreements in respect of the Transactions will, if approved by the Independent Shareholders at the Shareholders' Meeting, continue for a period of three years and, therefore, expire in April 2009. However, the Annual Caps in respect of those agreements being sought by the Company at the Shareholders' Meeting will only apply up to 31 December 2008. The Company confirms that it will comply with the applicable requirements of Chapter 14A of the Listing Rules in relation to those agreements in respect of the period after 31 December 2008 up to the expiry date of each of the relevant agreements.

As at the date of this Circular, the Board comprises five executive directors, namely Mr. Alexander Anthony Arena (Chairman); Mr. Chan Kee Sun, Tom; Mr. Chan Wing Wa; Mr. Chow Ding Man and Ms. Hui Hon Hing, Susanna; and three independent non-executive directors, namely Messrs. John William Crawford, Henry Michael Pearson Miles and Robert John Richard Owen.

Your attention is drawn to the information set out in the appendices to this Circular.
Yours faithfully,
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

10 April 2006

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of even date with this letter issued by the Company (the "Circular") to the shareholders of the Company of which this letter forms part. Terms defined in the Circular shall have the same meaning in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to give a recommendation to the Independent Shareholders in respect of the Transactions (including the applicable Annual Caps), details of which are set out in the Letter from the Board contained in the Circular.

Having considered the terms of the Transactions (including the applicable Annual Caps) and the advice and opinion of the Independent Financial Adviser in relation thereto as set out on pages 98 to 133 of the Circular, the Independent Board Committee considers that the terms of the Transactions (including the applicable Annual Caps) taken as a whole are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the shareholders of the Company as a whole. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the resolutions to be proposed at the Shareholders' Meeting to approve the Transactions and the applicable Annual Caps.

The Independent Board Committee draws the attention of the Independent Shareholders to the Letter from the Board and the letter from the Independent Financial Adviser to the Independent Board Committee which sets out the considerations and factors taken into account in arriving at its recommendations to the Independent Board Committee, each as contained in the Circular.
Yours faithfully,
Independent Board Committee
John William Crawford	Henry Michael Pearson Miles
Independent Non-executive Director	Independent Non-executive Director
Robert John Richard Owen
Independent Non-executive Director

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter of advice from the Independent Financial Advisor to the Independent Board Committee and Independent Shareholders prepared for the purpose of incorporation into this circular.

39/F One International Finance Centre
1 Harbour View Street, Central
Hong Kong

10 April, 2006

To the Independent Board Committee and Independent Shareholders of
SUNDAY Communications Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the transactions requiring Independent Shareholders' approval (the "Transactions") contemplated under the Agreements (as defined below), the details of which are contained in a circular (the "Circular") dated 10 April 2006 to the shareholders of the Company (the "Shareholders"). This letter sets out our evaluation of the terms of the Transactions contemplated under the Agreements and our recommendations thereon, and is prepared for inclusion in the Circular. Unless otherwise defined, all terms defined in the Circular shall have the same meanings herein.

The Transactions are (1) Wholesale of secondary generation ("2G") and third generation ("3G") mobile telecommunications services to the PCCW Group; (2) 2G and 3G Content Delivery Support; (3) Distribution Services; (4) Sponsorship Program; (5) Distribution Services for Blackberry; (6) Sale of Mobile Plans; (7) Agency Services; (8) Interconnection Capacity and Charges; (9) IDD Wholesale Services; (10) Handset Purchases; (11) Network Management Services; (12) Call Centre Management Services; (13) Systems Integration and Operations Services; (14) Design and Build of Mobile Switching Centres and Cell Sites Services; (15) Billing/Payment Management Services; (16) Property Management Services; (17) Logistics Support Services; (18) Procurement Services; (19) Secondment of Staff Services; (20) Content Management Services; (21) Provision of Office Space; (22) Licences in respect of Telephone Exchanges; and (23) Corporate Services. Further details of the Transactions and the relevant agreements of the Transactions (the "Agreements") are in Part C of the "Letter from the Board" of the Circular.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PCCW Mobile holds approximately 79.35% of the issued share capital of the Company as at the date of the Circular and therefore is a substantial shareholder and a connected person (as defined in the Listing Rules) of the Company. Accordingly, members of the PCCW Group are connected persons of the Company under the Listing Rules. The three categories of the Transactions as set out in section 4 below relates to (i) the provision of telecommunications services and/or products by the Group to the PCCW Group, (ii) the purchases made by the Group from the PCCW Group and (iii) the provision of services by the PCCW Group to the Group. When aggregated on that basis, the relevant percentage ratios as defined in the Listing Rules (other than the profits ratio) applicable to the Annual Caps in respect of each category of the Transactions exceed 2.5%. Accordingly, the Transactions contemplated under the Agreements entered into between the Group and the PCCW Group constitute non-exempt continuing connected transactions pursuant to the Listing Rules and the Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under Rule 14A.35. As such, the Company will convene the Shareholders' Meeting to consider and, if thought fit, to approve the Agreements and the Transactions (including the Annual Caps). Voting will be by poll and PCCW Mobile and its associates (as defined under the Listing Rules) will abstain from voting.

ING Bank N.V. is independent from, and not connected with the Company or any of its Shareholders, Directors, or chief executive, or any of their respective associates, and is accordingly considered qualified to give independent advice to the Independent Board Committee and the Independent Shareholders.

We were neither a party to the negotiations entered into by the Company in relation to the Transactions contemplated under the Agreements, nor were we involved in the deliberations leading up to the decision of the Directors to enter into the Agreements as contemplated. We do not, by this letter, warrant the merits of the Transactions contemplated under the Agreements, other than to form an opinion, for the purpose of Chapter 14A of the Listing Rules, on whether the terms of the Transactions contemplated under the Agreements are fair and reasonable, and that the entering into of the Transactions is on normal commercial terms, in the ordinary and usual course of business, and is in the interests of the Company and the Shareholders as a whole.

In formulating our recommendation, we have relied on the statements, information and representations provided by the management of the Company. We have assumed that all such statements, information and representations contained or referred to in the Circular provided by the management of the Company and for which the Directors have collectively and individually accepted full responsibility, are true, accurate, and complete in all material respects at the time they were made and continue to be so at the date hereof.

We have also relied on our discussions with the Directors and members of the management of the Company regarding the information and representations contained in the Circular. We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the Circular. The Directors have further confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts or representations the omission of which would make any statement in the Circular, including this letter, misleading in any material respect.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We consider that we have reviewed sufficient information to reach an informed view and to justify relying on the accuracy of the information contained in the Circular to provide a reasonable basis for our advice. We are not aware of, and have no reason to suspect that, any facts or circumstances, which would render the information provided or the representations made to us untrue, inaccurate or misleading in any material respects, nor do we suspect that any material facts have been omitted or withheld from the information supplied in the Circular. We have not, however, carried out any independent verification of the information provided to us by the Company, or conducted any in-depth investigation into the business and affairs of the Group and their respective associates.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the terms of the Agreements and the Transactions (including the Annual Caps), we have considered the following principal factors and reasons:

1.     Market environment

1.1.   Market saturation

The number of cellular subscribers in Hong Kong has already surpassed the population, making it one of the most mature cellular markets in the world. Although this is partly due to multiple subscription accounts and temporary prepaid accounts of international visitors, the Hong Kong mobile market is clearly saturated. According to cellular subscriber statistics released by the Office of Telecommunications Authority of Hong Kong ("OFTA"), as at the end of December 2005, the number of cellular subscribers reached 8,544,255 representing 122.6% of the total population in Hong Kong ("cellular penetration rate"). In view of the foregoing, we believe potential future market subscriber growth in Hong Kong is limited.

1.2.   Market competition

The presence of six 2G network service providers and four licensed 3G network service providers serving a market that has one of the world's highest cellular penetration rates makes the Hong Kong market highly competitive. There are six 2G network service providers: the Group; New World PCS Limited ("New World"); China Resources Peoples Telephone Company Limited ("Peoples"); SmarTone Mobile Communications Limited ("SmarTone"); Hutchison Telecommunications International Limited ("HTIL"); and Hong Kong CSL Limited ("CSL"). In addition, out of the six 2G network service providers, four are also licensed 3G network service providers: the Group, SmarTone, HTIL, and CSL.

SUNDAY is the smallest network service provider in Hong Kong in terms of cellular subscribers with a market share of less than 10% as at the end of December 2005. In view of the highly competitive market environment of Hong Kong, characterized by a relatively high number of operators compared to other markets and high cellular penetration rate, it is uncertain whether SUNDAY will be able to maintain or increase its market share under its current business model.

Mobile operators in Hong Kong have engaged in price competition in order to win market share from other operators. Aggressive price promotions and heavy handset subsidies by operators continue to negatively impact the long-term profitability of the industry. Such pricing

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strategies resulted in a general increase in voice traffic but an overall decrease in average revenue per subscriber per month ("ARPU"). Recent promotional offers and lower tariffs as a result of price competition have decreased SUNDAY's post-paid ARPU from HK$201 in 2003 to HK$180 in 2004 and HK$169 in 2005. Although the migration towards 3G services is expected to increasingly drive higher value-added usage, including data usage, to support ARPU levels, there can be no assurance that ARPUs will improve in the future. Prices for mobile services have varied significantly in the past and future price competition could have a negative effect on the future financial performance of the Company.

1.3.   Recent merger and acquisition activity

Over the last 12 months, the market has seen increased merger and acquisition activity which appears to signal the industry is moving toward fewer, but larger operators. PCCW acquired a controlling interest in the Company in 2005 and China Mobile (Hong Kong) Limited acquired Peoples through a voluntary conditional cash offer announced in October 2005. While these two transactions did not result in a reduction in the number of competitors in the market, it represented a change in ownership and the entry of two large telecommunications providers into the Hong Kong mobile market.

In December 2005, CSL and New World announced the intention to merge their mobile operations. The transaction remains subject to OFTA approvals. However, if completed, it will represent the first consolidation in the Hong Kong mobile market, reducing the total number of network service providers from six to five. The merged entity will become the largest network service operator in Hong Kong in terms of total subscribers with a combined market share of approximately 31.6% as at the end of June 2005.

1.4.   Migration towards 3G services

Out of the four licensed 3G network service providers in Hong Kong, three have fully launched 3G services. HTIL was the first to launch its 3G service in January 2004 followed by SmarTone and CSL in December 2004. Both HTIL and SmarTone have aggressively pursued 3G subscriber acquisition since their service launch, offering their own selection of exclusive handsets with typical handset subsidies ranging from HK$1,500 to HK$3,000 per terminal. Given the highly competitive 3G mobile market, price competition continues to be intense, despite the recent merger and acquisition activity, as 3G operators rely on heavy handset subsidies to encourage subscribers to migrate to 3G services.

1.5.  Converged services

As a result of competition, telecom network service providers globally are actively seeking new growth opportunities to compensate for declining revenues in their traditional business area. With the advent of new technologies, telecom network service providers are increasingly able to provide voice, data and multimedia applications over a common core network, delivered through a range of fixed-line and wireless customer access networks and accessible from common end-user devices which are usable irrespective of whether the users are at a fixed location or on the move. The strategy for converged services relies on the assumption that an integrated "bundled" solution will allow greater cross selling of services and reduce subscriber churn by

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increasing the opportunity costs for switching network service providers. The trend towards converged services can already be seen in other telecommunication markets around the world such as the United States, the United Kingdom and Singapore where bundling of mobile services and other telecommunication services are offered.

PCCW is a leading provider of telecommunications services in Hong Kong and has developed a pay TV business. Through the Company's future proposed business model, the PCCW Group, with partnership of the Company as a wholesaler, will be the first operator to offer bundled services (i.e. fixed-line, mobile, broadband, and Pay-TV services) in Hong Kong.

2.     Current business model of the Group

The Company operates mainly in the mobile communications business (including the sales of mobile phones and wireless data services) in Hong Kong. It was granted a 2G license in September 1996 to construct and operate a digital PCS network, and began commercial operations in September 1997 with GSM 1800 mobile telephone services. As a developer and provider of wireless communications and data services, the Company pursued a business model based on providing solely mobile telecommunications services directly to retail consumers. It has established an infrastructure for a modest 2G business on this basis and offers its mobile subscribers basic airtime services, value-added services, roaming services and international long distance calling services. Since early 2000, the Company has started launching various wireless data services.

In October 2001, the Company was also granted a mobile carrier license from the Hong Kong Telecommunications Authority, to construct and operate a 3G network. It has been investing extensively to extend its range of services to encompass 3G services ever since. Build out of the Group's 3G mobile telecommunications network has been substantially completed, and on 12 June 2005, the Company launched its 3G data services. However, the number of subscribers, prior to the recent campaign launched in conjunction with PCCW, was negligible and limited only to a trial launch of the 3G data card. In terms of subscribers and revenue, the Company has historically had no meaningful 3G business, notwithstanding that it has held its 3G license since 2001 and had incurred the capital expenditure amounting to approximately HK$658 million up to 31 December, 2005 to roll out a 3G network. Since 1 January, 2006, a further amount of approximately HK$200 million had been incurred for the build out of the Group's 3G network.

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Table (1): Breakdown of Revenues, EBITDA and Net Profits

	Year ended 31 December
	2002	2003	2004	2005
	HK$m	HK$m	HK$m	HK$m

Revenue
2G revenue	1,342	1,260	1,159	1,159
% decrease (-)	-5.6%	-6.1%	-8.0%	0.1%

3G revenue	—	—	—	—
Total revenue	1,342	1,260	1,159	1,159
% decrease	-5.6%	-6.1%	-8.0%	0.1%

EBITDA
2G EBITDA	214	315	nd	nd
% increase/decrease (-)	110%	47.2%	na	na

3G EBITDA	—	—	nd	nd
% increase	nm	nm	na	na
Total EBITDA	214	315	285	102
% increase/decrease (-)	110%	47.2%	-9.5%	-64.2%

Net profit/(loss)
2G net profit/(loss)	(117)	27	nd	nd
% increase/decrease (-)	nm	nm	na	na

3G net profit/(loss)	—	—	nd	nd
% increase	nm	nm	na	na
Total net profit/(loss)	(117)	27	4	(197)
% increase/ decrease (-)	nm	nm	-85.2%	nm

Source:           Annual reports of the Company for the three years ended 31 December, 2004 and final results announcement for the year ended 31 December, 2005. 2G revenue for the year ended 31 December, 2005 was based on the Company's management accounts. There was adjustment to the 2004 results as stated in the results announcement for the year ended 31 December, 2005

Notes:              "na" denotes not available, "nd" denotes not disclosed, "nm" denotes not meaningful and "HK$m" denotes HK$ million; EBITDA denotes earnings before interest, tax, depreciation and amortisation

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The turnover of the Group decreased from HK$1,342 million for the year ended 31 December, 2002 to HK$1,260 million and HK$1,159 million for the years ended 31 December, 2003 and 2004, respectively, representing year-on-year decreases of 6.1% and 8.0%. The turnover of the Group for the year ended 31 December 2005 remained stable at HK$1,159 million.

The Group's total EBITDA for the year ended 31 December, 2004 was HK$285 million, representing a decrease of 9.5% as compared with the previous year. For the year ended 31 December, 2005, total EBITDA declined by 64.2% to HK$102 million, compared to the same period in 2004. The Group, after having achieved marginal (albeit declining) profitability for the two years ended 31 December, 2004, incurred a net loss of HK$197 million for the year ended 31 December, 2005, mainly due to increase in cost of sales and network costs primarily related to 3G.

Under the current business model, to be successful with its 3G investments, the Company would need a relatively rapid adoption of 3G services by consumers. This would, however, mean that the Group would incur heavy start-up costs required to establish a meaningful subscriber base, which we believe would be prohibitive for the Group having regard to its current financing position. We note that as at 31 December, 2005, the Group's net debt/equity ratio amounted to 230%. The ratio of the Group's net debt as at 31 December, 2005 to its EBITDA for 12 months ended 31 December, 2005 was 11.6 times. The Group's total debts as at 31 December, 2005 amounted to HK$1,215 million, of which HK$1,204 million was provided by the PCCW Group. We are of the view that, were the Group to launch its 3G services to the retail market under its current business model, it would need additional financial backing which could only come from or with the support of the PCCW Group. Furthermore, the Group would have to be prepared to incur significant losses in the short term with no certainty that the 3G rollout would ultimately be successful given Hong Kong's competitive market and earlier launch by the other 3G operators.

3.    Proposed business model under the new arrangement

As set out in the "Letter from the Board", the Directors believe that the 3G technology has been difficult to stabilize; suitably attractive handsets for consumers have been slow to emerge; and, generally, the previously held assumptions about the 3G market's development have proven to be overly optimistic, not only in Hong Kong but globally. In light of the delays to 3G take-up and taking into account the apparent trend towards consolidation in the Hong Kong mobile telecommunications market, the Board has conducted a review of the options available to the Company and has decided to leverage on the PCCW Group's premier position to develop a more robust business model in future.

Under the proposed business model:

(1)    The Group will continue with its existing 2G business, selling its 2G product offerings directly to its existing target market, which consists principally of retail consumer customers.

The Group will also commence a new line of business being the wholesale of 2G product offerings to the PCCW Group for resale to its substantial commercial customer base, to support the PCCW Group's 3G product offerings, and for bundling with various other telecommunications products and services of the PCCW Group.

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(2)   The Group will also commence another new line of business acting principally as a wholesaler of 3G products to the PCCW Group, with the PCCW Group reselling those 3G products, improved with content acquired by the PCCW Group, directly to retail and commercial customers.

(3)    The Group will outsource certain business functions to and enter into certain transactions with the PCCW Group to facilitate the implementation of the proposed business model.

The Board considers that the future of the Group's 3G mobile telecommunications business is best served by the Group adopting a wholesale business model, given that the Company can:

(i)     leverage on the PCCW Group's existing premium customer base, to grow rapidly the Group's 3G business, in respect of which a considerable amount of capital expenditure of HK$658 million had already been incurred up to 31 December, 2005 and a further amount of approximately HK$200 million has been incurred since 1 January, 2006;

(ii)    reduce costs by avoiding the additional costs (in particular, 3G subscriber acquisition costs) incurred in a retail business model; and

(iii)   leverage the PCCW Group's existing service platform, to improve service quality of the Group and to cater for increased sales volume in the future.

The Transactions contemplated under the Agreements also reflect an overall medium to longer term shift by the Group to an outsourcing model, designed amongst other things to:

(i)     enable the Group to obtain better terms from equipment and other suppliers, by combining its purchasing power with that of the PCCW Group;

(ii)    reduce the costs of, among other things, administration, network management, IT, handset purchases, distribution, billing and payment management, property management, logistics, procurement and corporate services by taking advantage of the economies of scale which can be derived from outsourcing the provision of those services to the PCCW Group (rather than maintaining the necessary infrastructure and resources to provide those services itself) or from purchasing products from third parties in conjunction with the PCCW Group, thereby benefiting from the combined purchasing power of the Group and the PCCW Group; and

(iii)    improve service quality and cater for increased sales volume.

We note that none of the wholesale and outsourcing arrangements with the PCCW Group are exclusive and the Group is free to have other wholesale and outsourcing arrangements. In fact, under the 3G licensing conditions, the Group is required to make available an aggregate of 30% of the capacity of its 3G network for use by qualified mobile virtual network operators ("MVNO") and/or content service providers ("CSP").

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4.     The Transactions

The following sets out the services and products to be provided between the Group and the PCCW Group in respect of the Transactions.

4.1.    Services and/or products to be provided by the Group to the PCCW Group

Table (2): Services and/or products to be provided by the Group to the PCCW Group
Transactions	Description of the services

1. Wholesale of 2G and 3G mobile telecommunications services

Mandarin or SUNDAY 3G will respectively sell to HKTC on a wholesale basis Mandarin's 2G mobile services and SUNDAY 3G's 3G mobile telecommunications services (including local and roaming (outbound) airtime, short messaging service, international direct dialling, global packet radio service, multi-media messaging services, valued added services ("VAS") and other services)

2. 2G and 3G content delivery support services

The content delivery support services ensure that content provided by the PCCW Group can be delivered to the ultimate consumers of the 2G and 3G services, in conjunction with the airtime acquired under the 2G and 3G wholesale mobile services

3. Distribution services

Mandarin has appointed NSL to act as one of its distributors for the distribution, promotion and sale of Mandarin services and certain consumer products in Hong Kong. The services include certain subscriber identity module ("SIM") cards, specified tariff plans and value-added services. The products include certain mobile telephone starter pack packages and recharge vouchers

4. Sponsorship program

Mandarin will make available certain of the existing mobile tariff plans of the Group and subject to agreement, future tariff plans to eligible customers of the PCCW Group in consideration of the payment of a sponsorship fee by HKTC

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Transactions	Description of the services

5. Distribution services for Blackberry	NSL and HKTC will act as distributor of Mandarin for certain Blackberry hardware and software

6. Sale of mobile plans

HKTL has agreed to acquire certain telecommunications services (comprising different packages of mobile phone services offered by the Group) from Mandarin to the intent that such services will be provided or made available to HKTL's authorised users

7. Agency services

NSL appoints Mandarin as its non-exclusive agent for sales and marketing of specified products such as PCCW broadband service, local telephone services, IDD and value-added services and customer premise equipment products

The following sets out some of the rationale for the Transactions in respect of the provision of services and/or products by the Group to the PCCW Group:

Wholesale of 2G and 3G mobile telecommunications services

(i) The entering into the 2G Wholesale Mobile Services Agreement and 3G Wholesale Mobile Services Agreement is in line with the Company's proposed business model and enables the Group to access the substantial commercial customer base of the PCCW Group, a market sector in which the Group has historically been largely inactive. As at 31 December, 2005, the PCCW Group had 1,164,000 exchanged business lines in service, accounting for 69% of the fixed business line market share. The business segment has not been the Group's target historically and the Group has generated negligible revenue from this segment in the past.

(ii) The arrangements also enable the Group to access the substantial retail customer base of the PCCW Group. As at 31 December, 2005, the PCCW Group had 1,400,000 exchange residential lines in service, accounting for 66% of the fixed residential line market share, 549,000 now TV installed, 798,000 retail consumer broadband subscribers, and 132,000 consumer narrowband subscribers. As at 31 December, 2005, the Group had approximately 738,000 subscribers, of which approximately 456,000 are post-paid ARPU subscribers.

In respect of 2G products and services, we note that the PCCW Group has undertaken not to compete with the Group by selling a standalone 2G product to retail consumer customers. The PCCW Group will be offering 2G products to the retail consumer market, only to the extent that a customer requests a subsidiary 2G product to support the principal PCCW Group 3G product, or for bundling with other products and services of the PCCW Group such as fixed line products and services and now TV.

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(iii)  The arrangements allow the Group to generate revenue from the Group's 3G mobile telecommunications network, the build out of which has been substantially completed.  Since the Group obtained its 3G licence in October 2001, a total amount of approximately HK$658 million had been incurred in the development of the Group's 3G business up to 31 December, 2005. This amount does not include the annual fees for the 3G licence paid by the Group. In 2001, the Group paid an amount of HK$250 million, equivalent to the aggregate of the first five years' annual fees for its 3G licence, to OFTA. Expenditures in relation to the rollout of the 3G network have mostly been capitalised as fixed assets in the Group's balance sheet and depreciation and amortisation of such fixed assets, which are expected to be substantial, will need to be made from 2006 onwards as the Group has now commenced its operation of 3G network.

For the remaining 10 years of the 3G licence, commencing 22 October, 2006, the fees payable shall be the higher of 5% of the turnover attributable to the provision of 3G services and the minimum annual fees indicated below for each year of the 3G licence. The total minimum annual fees over the remaining term of the 3G licence are HK$1,056,838,000.

Table (3): Minimum annual 3G licence fees payable by the Group
Number of payments	Period	Minimum Annual Fees
		(HK$'000)

6th	22 October, 2006 — 21 October, 2007	60,124
7th	22 October, 2007 — 21 October, 2008	70,249
8th	22 October, 2008 — 21 October, 2009	80,373
9th	22 October, 2009 — 21 October, 2010	90,497
10th	22 October, 2010 — 21 October, 2011	100,622
11th	22 October, 2011 — 21 October, 2012	110,746
12th	22 October, 2012 — 21 October, 2013	120,870
13th	22 October, 2013 — 21 October, 2014	130,995
14th	22 October, 2014 — 21 October, 2015	141,119
15th	22 October, 2015 — 21 October, 2016	151,243

The Group will need to pay the 3G licence fees at or above the minimum annual fees regardless of whether it generates revenue from its 3G business. We note that the 3G Wholesale Mobile Services Agreement provides for annual minimum commitment in an amount equal to the amount of annual licence fee payable by SUNDAY 3G to the OFTA in relation to the 3G licence. The 2G Wholesale Mobile Services Agreement also provides for HKTC's monthly minimum commitment of HK$500,000.

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(iv)  The Group is free to endeavour to market 2G and 3G products and services to any market segment, including both retail consumer customers and commercial customers. In particular, there are no restrictions on the Group marketing 2G services to commercial customers, although this has not been the Group's target market historically. At any time the Board considers that selling 3G products and services pursuant to a retail sale business model would be more profitable, there are no contractual restrictions on the Company proceeding to do so.

2G and 3G content delivery support service

Under the 2G Content Delivery Support Agreement and 3G Content Delivery Support Agreement, the Group shall receive, transmit, carry and deliver the analogue and/or digital transmission signals of all content delivered by or with the authority of HKTC to the 2G and 3G mobile networks operated respectively by Mandarin and SUNDAY 3G. These are part of the arrangement for the wholesale of 2G and 3G mobile telecommunications services to the PCCW Group as mentioned above so as to ensure that content provided by HKTC can be delivered to the ultimate consumers of the 2G and 3G services.

Distribution services

In the ordinary course of its business, the Group from time to time appoints distributors for the distribution, promotion and sale of its products and services. The Group first appointed the PCCW Group as distributor on 25 July, 2005 and reappointed the PCCW Group as distributor on 10 January, 2006. The Distribution Agreements are extensions of the existing agreements.

Sponsorship program

The Sponsorship Program is a joint marketing program, pursuant to which the Group and the PCCW Group will jointly market and promote the Group's products and services. Through this program, the Group can access the substantial retail consumer customer bases of the PCCW Group. As the customer bases of the PCCW Group are in general different from that of the Group, the Directors believe that the Sponsorship Program will broaden the Group's sales channel to different market segments.

Distribution services for Blackberry

Blackberry is increasingly popular in Hong Kong among professional executives. Other mobile operators, including CSL, HTIL and SmarTone have launched Blackberry services. In March 2006, the Group was granted the right to promote, market, distribute and sell certain Blackberry products and services. The arrangement enables the Group to access the PCCW Group's substantial commercial customer base which is the main user of Blackberry products.

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Sale of mobile plans

Mandarin entered into an agreement with HKTL in relation to the sale of mobile plans in January 2006. To extend the arrangement for three years, Mandarin and HKTL entered into the Corporate Customer Mobile Services Agreement.

Agency services

The arrangement enables the Group to act as agent to sell the PCCW Group's products.

4.2.   Purchases made by the Group from the PCCW Group

Table (4): Purchases made by the Group from the PCCW Group
Transactions	Description of the services

8. Interconnection capacity and charges

Interconnection capacity	HKTC to provide certain specified interconnection capacity to the Group

Flexible bandwidth	HKTC to supply to Mandarin the flexible bandwidth 1.5Mbps service solution for data transmission

Video Link circuit	Mandarin will obtain a one-way, serial-digital video transmission link from HKTC for the purpose of supporting the running of content involving video clips

Mobile interconnection	The PCCW Group will continue to provide mobile interconnection services for transmission of mobile calls via HKTC's public switched telephone network

Mobile number portability

The PCCW Group will continue to provide mobile number portability services for the purpose of correctly routing those calls from Mandarin's network to HKTC's public switched telephone network or to another personal communication services or public mobile radio telephone service network

Local access	The PCCW Group will continue to provide local access charges for the connection of Mandarin's personal communications systems network to HKTC's public switched telephone network

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Transactions	Description of the services

The offer by the PCCW Group of the mobile interconnection, mobile number portability and local access services is at rates prescribed by OFTA. The Group and the PCCW Group have entered into the 2G Interconnection Rates Agreement and the 3G Interconnection Rates Agreement in respect of these services

Miscellaneous local telephone/data services	The PCCW Group will continue to provide local data services such as ISDN and ATM and local telephone services to the Group

9. IDD wholesale services

The PCCW Group will provide to the Group direct dial international switched service for the carriage of basic voice and data on the voice-band from an interconnect gateway switch of HKTC to destinations outside Hong Kong

10. Handset purchases	NSL will purchase handsets on behalf of the Group from various handset suppliers

 The following sets out some of the rationale for the Transactions in respect of the purchases made by the Group from the PCCW Group:

International capacity and charges

Interconnection with fixed line networks is essential for the operation of the mobile operators as it will enable communication between mobile users and fixed line users. As the PCCW Group operates the largest exchange line services in Hong Kong, it has been providing interconnection, mobile interconnection, mobile number portability, local access and miscellaneous local telephone/data services to the Group prior to PCCW becoming a connected person of the Company. The interconnection agreements will allow the connection of the Group's 2G and 3G networks to HKTC's public switched telephone network. The PCCW Group is also required by applicable regulations to offer the mobile interconnection services, mobile number portability and local access services to the Group. The miscellaneous local telephone/data services provided by the PCCW Group to the Group include the provision of miscellaneous local data and telephone services. The Flexible Bandwidth 1.5Mbps Service Agreement allows the PCCW Group to supply to the Group the service solution for data transmission whilst the Video Link Circuit Agreement will enable the Group to obtain a one-way, serial-digital video transmission link from the PCCW Group for the purpose of supporting the running of content involving video clips.

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IDD wholesale services

The Group requires IDD switched services in order to provide IDD services to its customers. The PCCW Group is one of a number of providers of IDD switched service in Hong Kong.

Handset purchases

The arrangements will facilitate the combined purchasing by the Group and the PCCW Group of 2G and 3G mobile telephones, terminals, devices and related accessories, thereby enabling the Group to obtain better terms from suppliers.

By combining the purchasing powers of the Group and the PCCW Group, better terms, including bigger volume discounts, may be obtained from suppliers. We note that the PCCW Group will charge the Group on the same unit price charged by the handset suppliers plus associated delivery costs and share the volume discounts with the Group. In addition, the Group will not need to pay any handling charges to PCCW Group and has the right to select the handset models and suppliers.

4.3. Services to be provided by the PCCW Group to the Group

Table (5): Services to be provided by the PCCW Group to the Group

Transactions	Description of the services

11. Network management services

Mobile network planning and design; radio network implementation, operations and maintenance; core network, service platform and service development; switched operations and maintenance service in relation to all mobile switching centres; corporate network infrastructure services and managed cell site co-location services

12. Call centre management services

Call centre operations services, mobile service activation support for consumer sales, customer order processing, customer feedback management, mobile concierge, mobile technical support service and secretarial service support and other ancillary services

13. Systems integration and operations services	System integration and operations services including certain IT functions such as application development and maintenance, operation and technical services, hosting and managed services

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Transactions	Description of the services

14. Design and build of switching centers and cell site services	Design and build new mobile switching centres and cell sites

15. Billing/Payment management services	Services for the purpose of enabling Mandarin to issue invoices to, and collect debts from, Mandarin's customers

16. Property management services	Property, project and lease management of the Group's specified retail shops and two switching centres

17. Logistics support services	Logistics support services including printing of direct marketing materials, letters and/or bills, enveloping and mailing and mobile phone delivery

18. Procurement services	Provide purchasing and supply services such as sourcing, transport, site acquisition, stock management and system support and administration in connection with Mandarin's business

19. Secondment of staff services

As shall be reasonably requested by Mandarin from time to time, HKTC will provide Mandarin with suitable staff, primarily sales executives, sales supervisors and shop managers, to assist in the Group's retail shops

20. Content management services

Manage content for distribution to cellular handsets of customers of the Group and for the PCCW Group and the Group to each make available certain of their respective content for distribution through the mobile service of the other party

21. Provision of office space	PCCW Services will provide office space to Mandarin at PCCW Tower, TaiKoo Place, Quarry Bay, Hong Kong

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Transactions	Description of the services

22. Licences in respect of telephone exchanges

HKTC proposes to grant Mandarin licences to occupy part of HKTC's telephone exchanges at Yau Tong, Kowloon for the purpose of enabling Mandarin to provide a switching centre facility; and at Lai Chi Kok, Kowloon as office space. The grant of the licence for the telephone exchange is subject to the waiver approval of the Director of Lands

23. Corporate services

HKTC will provide corporate services functions to the Group in respect of corporate communications, investor relations, corporate security and fraud management, information and network systems security and group insurance, corporate secretariat, human resources, tax, treasury, finance, internal audit, legal and regulatory affairs

The following sets out the rationale for the provision of services by the PCCW Group to the Group:

(i)     The entering into of all the agreements as set out in the paragraph 4.3 is in line with the Company's proposed business model which includes an overall medium to longer shift by the Group to an outsourcing model.

(ii)   We note that outsourcing of services is a common feature of a broad spectrum of business sectors, including the telecommunications sector. A number of mobile communications companies also employ elements of outsourcing in their business models, in order to reduce costs and improve service quality and financial performance in the context of a fiercely competitive market. For example, in January 2005, Hutchison Telecommunications International Limited announced that it had decided to outsource certain functions such as network and IT services and maintenance. In January 2006, it further announced that Siemens would provide network management services for three years for its joint venture in Indonesia, PT Hutchison CP Telecommunications. Some companies in other business sectors have also adopted outsourcing models. For example, it is not uncommon to find companies to outsource their systems integration and operations services, billing management or other corporate functions.

(iii)   The extent of the outsourcing of the Group's services, however, reflects that the Group intends to reduce its staff significantly as it tries to improve its financial performance. As stated in the "Letter from the Board", following the implementation of the Transactions, the number of employees of the Group will be significantly reduced. 277 of the 840 employees employed by the Group as of 31 January, 2006 would continue to be employed by the Group in its retained business units, while 563 employees would transfer to the PCCW Group in

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connection with the functions to be outsourced to the PCCW Group. Of those 563, 248 transferring employees are based in Shenzhen and are principally engaged in "back office" administration and the operation of the Group's call centre which deals with customer enquiries. The Group's corporate structure after implementing the proposed business model will be as follows:

Chart (1): Organization Structure (Future)

We have been advised that the Group is expected to reduce its staff costs (some of which have been capitalised in relation to 3G network rollout) by approximately HK$92 million in 2006.

(iv)  The Group would also generate cost savings from outsourcing business functions as it would cease to incur directly the costs associated with maintaining the infrastructure and resources required to undertake those functions in-house.

Similar to handset purchases as mentioned in 4.2 above, the Directors believe that the outsourcing of procurement will allow for improved purchasing powers and thereby enable the Group to obtain better terms from suppliers and service providers.

(v)   The Directors believe that the outsourcing of certain services to the PCCW Group would also improve service quality. In telecommunications services, service quality is typically measured by call drop rate, call successful rate, service availability and number of complaints. Service quality is improved by increasing network capacity and coverage area as well as customer services capacity which all need to be increased with the anticipated growth of network usage and subscriber base as a result of 3G launch of the Group.

We note that Cascade is the outsourcing partner for the Group's network management. Cascade has experience in providing network management services for fixed line network, mobile network and IT systems in Asia. As Cascade is not an equipment provider, the Directors believe that it would be vendor neutral and provide objective advice in recommending appropriate network equipment for the Group.

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We note that PCCW Teleservices is the Group's outsourcing partner for the Group's call centre management. PCCW Teleservices currently is one of the largest call centre services providers in Hong Kong. Apart from serving the exchange lines subscribers of the PCCW Group, PCCW Teleservices is also providing call centre services to other multinational companies such as Cathay Pacific Airways Limited.

By utilising the PCCW Group's administrative and management resources, the Group could also improve its internal management process, thereby achieving better service levels for customers in the areas such as billing/payment management and delivery services. Under the secondment of staff arrangement, the Group could have staff to assist in the retail shops as and when needed basis.

As set out in the "Letter from the Board", the Agreements entered into by the Company with the PCCW Group relating to various aspects of the Group's telecommunications business are for the purpose of facilitating the implementation of the proposed business model. We are of the view that the Transactions contemplating under the Agreements are in the ordinary and usual course of the business of the Group.

5.     Terms of the Transactions

As stated in "Letter from the Board", the terms and conditions of the Transactions are on normal commercial terms, have been settled on an arm's length basis and are no less favourable to the Group than those obtainable from or offered to independent third parties.

5.1. Terms

Except for the letter of award in relation to the design and build of switching centres, each of the Agreements has a term of three years from the Effective Date, unless terminated by either party. The completion in respect of the design and build of the Yau Tong exchange is to occur on or before 31 December, 2006.

The termination notice period by either party is not less than six months for each of the Agreements, except for (i) the 3G Wholesale Mobile Services Agreement and the 3G Content Delivery Support Agreement which require not less than nine months' prior written notice by HKTC (provided that such notice shall not be issued before the expiry of the first nine months from the Effective Date) or six months' prior notice by SUNDAY 3G; and (ii) the Agreement for IT Services (for systems integration and operation services) which requires six months' written notice by either party (provided that such notice shall not be issued before the expiry of the first twelve months from the Effective Date).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.2. Pricing basis

The following sets out the pricing basis of the Transactions and the relevant benchmarks as well as the payment terms:

Table (6): Pricing basis
Item Type of service	Charging basis	Benchmark	Payment

Provision of telecommunication services and/or products by the Group to the PCCW Group

1 Wholesale of 2G and 3G mobile telecommunications services

-        Monthly usage charge for various 2G and 3G services, which are based on (i) the retail rates with volume discounts, (ii) other fees at cost with percentage markup, and (iii) agreed unit rate, and amount of usage with discounts to be applied to the level of spending with certain minimum fees. The volume discounts offered range from 5% to 25% for most services and a discount of up to 40% is offered for GPRS local services

-       Current retail rates for 2G services

-      Rate charged to mobile virtual network operators for 2G services

-      Volume discount rates are determined based on third party benchmarks. Certain of the volume discount rates for the acquisition of larger volumes are unprecedented because the Group has not previously offered such services on a wholesale basis, and therefore those volume discount rates are not based on any precedent discount offered. The net prices after the discounts, however, are still within the range of retail rates of the Group

-      The level of volume discounts are comparable to the discounts offered by MVNOs in overseas markets to subscribers for high airtime usage

Within 30 days from the date of receipt of the invoice

	- Support services fee for billing support, sales administration and after-sale support, etc, mobile number portability support, SIM card production	- At cost for all services, except at cost plus 10% mark up for SIM card production. The support services are meant to support the wholesaling of 2G and 3G airtime

	- Contribution by HKTC to the annual licence fee payable to OFTA shall be in the amount of a charge per customer or at such other rates as determined by OFTA	- OFTA regulated rates

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

2 2G and 3G content delivery support services	An annual support service fee which is a fixed fee determined by reference to costs incurred. The parties agree to review annually the level of support services fee payable under the agreement	Actual cost incurred. No mark up is charged as the services are meant to support the wholesaling of 2G and 3G telecommunications services	Within 30 days from the date of receipt of invoice at such intervals as the parties shall agree or in the absence of agreement, by equal monthly payments

3 Distribution services —commission based	Payment will be made to NSL on a commission basis which is based on fixed unit commission rate per activation and for length of subscription	The Group's commission to other distributors	Within 60 days after the issuance of the monthly sales report

Distribution —prepaid

NSL shall pay for the products at the wholesale price of the products, being at a specified percentage of the retail price. The difference between the wholesale price and the retail price shall be the commission to which NSL is entitled. A cash rebate is also paid to NSL

		The Group's wholesale price and cash rebate offered to other third party distributors	Invoice should be issued after receiving a monthly sales report and payment should be made within 30 days of the date of receipt of the invoice

4 Sponsorship program	The Group's existing mobile tariff plans with a discount of HK$50, of which HK$20 will be subsidised by the Group and HK$30 by HKTC

The Group's current rate with the PCCW Group on similar transactions. The HK$20 discount subsidised by the Group is in line with the commissions that the Group would have offered under the commission based distribution services

Each month within 30 days of receipt of the invoice

5 Distribution services for Blackberry	Charges are in accordance with rates as imposed and charged by Mandarin's supplier	Rates charged by Mandarin's supplier. No mark up is charged as the services are meant to support the wholesaling of 2G and 3G telecommunications services	Payment should be made within 30 days from the date of receipt of the invoices

6 Sale of mobile plans	Charges are in accordance with the different packages of mobile phone services provided by Mandarin	The Group's existing mobile tariff plans	Invoice shall be issued at the end of each billing cycle and be payable within 45 days of the date thereof

7 Agency services	Payment to Mandarin will be made on a commission basis	The PCCW Group's commission to other distributors	Invoice will be issued within 14 days of each calendar quarter

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

Purchase made by the Group from the PCCW Group

8 Interconnection capacity and charges

-       One off installation charges determined by the number of leased circuits and a fixed unit price

-       Relocation charges are equivalent to the installation charges

-       Recurring charges determined by the number of systems with a unit price and does not include the per minute usage charge set out in HKTC's tariff. Subject to the relevant mobile operator complying with the agreement and maintaining a minimum commitment there will be a discount adjustment ranging from specified percentages depending on the contract period

-       Variation charges are calculated by reference to percentage amount of the installation charge and cancellation charges are calculated by reference to percentage amount of installation charge and/or base rate

-       Gazetted rates published by HKTC

-       Rates and discounts offered by PCCW to other third parties taking into consideration the number of leased circuits installed, the duration of the contract and the minimum commitment for other third parties

Recurring charges are payable on a quarterly basis

Flexible bandwidth

-       One off installation charges for the initial network setup and one off additional ports, depending on the type of port

-       Recurring charge for the initial network setup and recurring charge for additional ports rental, depending on the type of port

-       Other charges such as cancellation, variation, relocation, router and/or maintenance charges

		Rates offered by PCCW to other third parties taking into consideration the number of leased circuits installed, the duration of the contract and the minimum commitment for other third parties	Recurring charges payable on a monthly basis

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

Video Link circuit

-       One off installation charge of which a specified amount is reimbursable for certain specified circuits

-       Relocation charges of which a specified amount is reimbursable

-       Recurring charges of which a specified monthly amount will be reimbursable

-       Variation as a percentage of the installation charge

		Rates offered by PCCW to other third parties taking into consideration the number of leased circuits installed, the duration of the contract and the minimum commitment for other third parties	Recurring charges payable on a monthly basis

Mobile interconnection	Charges are based on OFTA prescribed rates	OFTA prescribed rates	Invoice will be issued on a monthly basis

Mobile number portability	Charges are based on OFTA prescribed rates	OFTA prescribed rates	Invoice will be issued on a monthly basis

Local access	Charges are based on OFTA prescribed rates	OFTA prescribed rates	Invoice will be issued within 15 days after the end of each calendar month and payment should be made within 30 days after the date of receipt of the invoice

Miscellaneous local telephone or data services	Tariff rates	Tariff rates offered to third parties	Monthly or quarterly payments

9 IDD wholesale	Charges are based on the monthly usage volume multiplied by the respective per minute usage rates which are determined by reference to actual costs with a mark-up for the respective call destinations	Rates offered to SUNDAY by other providers	A monthly invoice will be issued within 15 days after the end of each calendar month and payment shall be made within 30 days after the date of the invoice

10 Handset purchase	Mandarin shall pay NSL for the products at cost, which is charged to NSL by the suppliers of the products, plus associated delivery costs	At cost	Payment shall be made within 30 days after the receipt of the relevant invoice

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

The provision of services by the PCCW Group to the Group

11 Network management	For mobile network management: - Fixed unit price per 2G or 3G cell site - Fixed unit price per 2G or 3G traffic per subscriber - Charges are subject to a monthly minimum charge	Rates offered by PCCW to other third parties	Invoice will be issued on a monthly basis and payable within 20 days from the date of receipt of the invoice

For managed cell site co-location services:

-       Case by case quote for any civil, fibre or additional work required for the services and a monthly fixed recurrent charge

-       Variation charges based on actual man hours required

-       Cancellation charge being 3 months recurrent charges plus any additional work charge

		Rates offered by PCCW to other third parties	Invoice will be issued on a monthly basis and payable within 20 days from the date of invoice

12 Call centre management	Actual cost plus a mark-up and additional expenditure required to manage changes as agreed between the parties	Rates offered by PCCW to other third parties	Invoices will be issued on a monthly basis and payable within 30 days from the date of receipt of the invoice

13 System integration and operations services

-       Fixed price fee approved by both parties

-       Approved time and materials fee for time and materials approved by both parties subject to a maximum limit which cannot be exceeded without the prior written consent of Mandarin

		Rates offered by PCCW to other third parties	Payments should be made within 30 days of receipt of an invoice

14 Design and build of mobile switching centres and cell sites	Charges are determined through a tender process	Tender pricing	Payment within 7 days of receipt of the invoice

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

15 Billing/ Payment	Actual costs incurred and allocated to the services provided, less a discount, which is based on the percentage of work completed	Shared cost	Fee is payable in 12 equal instalments in respect of each calendar month in each calendar year on or around the last business day of each month

16 Property management	Fixed management charges will be paid by Mandarin to PCPD calculated on the following basis:		Invoice should be issued within 14 days following the end of each month and payment should be settled within 14 days thereafter

-       a monthly fixed fee (i.e. with a percentage mark-up on the operating expenses actually incurred)

-       a specified percentage on the project costs of each project

-       charges calculated by reference to a unit rate which is determined on a shared-cost basis

-       Cost plus mark up. The mark up is determined by reference to charge rates of similar services in the market

-       Market rates

-       Shared cost (with members of the Group and the PCCW Group sharing the actual costs incurred)

17 Logistics support	Charges are calculated based on the number of printed items and deliveries etc at fixed rates for each item	Rates offered by PCCW to other third parties and market pricing for similar services	Invoice to be issued within 14 days following the end of each month and payment should be made within 30 days of receipt of invoice

18 Procurement	The actual costs and expenses incurred and/or attributable to the services provided. Mandarin will pay suppliers/vendors directly	Shared cost and actual expenses	Payment should be made within 30 days of the date of the relevant invoice

19 Secondment of staff	Fixed man hour rates which vary depending on different level of staff	The Company's existing manhour rates taking consideration of market rates	Fees are payable on a monthly basis, in arrears, within 30 days of the receipt of the relevant invoice

20 Content management	Fixed content management fees Content transfer fees	Actual costs incurred Shall be determined by reference to prevailing fees and prices charged to third parties for the provision of the same or similar content to third parties	Management fees are payable in 12 equal monthly instalments

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

21 Provision of office space	Monthly charge	Shared cost based on the estimated amount of space occupied by Mandarin	Payment payable in advance on the first day of each and every calendar month

22 Licences in respect of telephone exchanges

A fitting out administration fee is paid per month for access to fit out the site by Mandarin

Once a formal licence agreement is entered into by the parties, Mandarin will pay a licence fee at a market value

Administration fee will be based on shared costs of the premises Licence fee will be based on market rate as shall be approved by the Director of Lands

23 Corporate services	Costs and expenses specifically incurred by HKTL on behalf of a service recipient will be invoiced directly to such service recipient	At cost	Invoices will be issued on a monthly basis and payable within 30 days from the date of the invoice

For services which are shared by a service recipient which is a member of the Group with other service recipients which are members of the PCCW Group, the costs allocated to the service recipient which is a member of the Group will be calculated on the following basis:

-       Except for human resources services, the amount of shared costs and expenses allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the relevant shared services by a percentage which is the amount of the annual operating expenses of the relevant service recipient which is a member of the Group divided by the aggregate annual operating expenses of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant services for the relevant period subject to each service recipient having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong

Shared cost

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Item Type of service	Charging basis	Benchmark	Payment

-       In relation to human resources services, the amount allocated will be determined by multiplying the aggregate amount of costs and expenses incurred by HKTL in providing the shared human resources services by a percentage which is the headcount of the relevant service recipient which is a member of the Group divided by the aggregate headcount of all service recipients (consisting of members of the PCCW Group and members of the Group) utilising the relevant shared human resources services for the relevant period subject to each service recipient having annual operating expenses exceeding a minimum specified amount and being an operating company which conducts business in Hong Kong

The pricing basis of the services and products have been determined as follows: (i) if there are applicable OFTA regulated prices, the pricing basis is based on OFTA regulated prices; (ii) if there are no OFTA regulated prices, the pricing basis is determined by reference to prices offered to third parties by the Group or the PCCW Group or market prices, taking into consideration volume discounts; or (iii) if none of the above applies, the pricing basis is determined by reference to costs or costs plus mark ups.

Taking into consideration the above factors, we are of the opinion that the overall pricing bases of the Transactions are fair and reasonable. Details of the volume discounts and mark ups are discussed in the Table (6) above.

6.     Annual Caps

6.1.  Historical transactions with the PCCW Group

Prior to 2006, the Group had no or insignificant transactions with the PCCW Group of similar types herein, except for certain services such as the distribution services for the Group's SIM cards, specified tariff plans and value-added services (item 3 in Table (7) below), interconnection capacity and charges (item 8), IDD wholesale services (item 9) and acquisition of leased circuits (under item 11), which amounted to HK$5.8 million, HK$20 million, HK$0.6 million and HK$26 million respectively in 2005. As stated in the July Announcement, NSL entered into arrangements with Mandarin to act as one of Mandarin's distributors for the distribution, promotion and sale of Mandarin's services and certain consumer products in Hong

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Kong which expired on 31 December, 2005. In respect of interconnection capacity and charges as well as the acquisition of leased circuits, they are essential for the operation of the Group as a mobile operator. The absence or relatively small values of the Transactions historically reflect that majority of the Transactions are pursuant to the Group's new business model.

In January 2006, the Group and the PCCW Group entered into certain continuing connected transactions of the types described in paragraphs 3(a) to (l) of Part B of the "Letter from the Board" of the Circular. Those transactions to a significant extent overlap with the Transactions now being proposed for approval by the Independent Shareholders. As stated in the "Letter from the Board", the Directors now propose that the continuing connected transactions entered into in January 2006 which are referred to in paragraphs 3(a), (b), (c), (e), (g), (h) and (l) of the "Letter from the Board" will be superseded and replaced by the Transactions referred to as items 3, 1, 9, 12, 6, 21 and 17 and 18, respectively, of Table (7) below. The Directors also propose that the applicable Annual Caps for the continuing connected transactions entered into in January 2006 which are referred to in paragraphs 3(f), (j) and (k) of Part B of the "Letter from the Board" will be increased. The remaining continuing connected transactions described in paragraph 3 of Part B of the "Letter from the Board" will continue in full force and effect in accordance with their respective terms. In some cases, agreements referred to in the January Announcement will, subject to approval by the Independent Shareholders at the Shareholders' Meeting, be supplemented and/or amended as described in the "Letter from the Board".

6.2.   Key assumptions

The key assumptions for determining the Annual Caps are the projection of the subscriber numbers to be achieved by the Group and the PCCW Group, volume usage and rates charged. Volume usage assumes increased acceptance of 3G products and converged services.

It is assumed that the PCCW Group would achieve significant and increasing subscriber numbers and market share in the 3G market. It is also assumed that there will be increased acceptance of 3G products, in particular the use of 3G network for transmitting data. As a result, Annual Caps in respect of the Transactions related to 3G business, such as the wholesale of 3G mobile telecommunication services, 3G content support and content management are expected to increase through the period from 2006 to 2008.

It is also assumed there will be migration from 2G services to 3G services. As a result, the Group's 2G subscriber numbers are expected to decline. Annual Caps in respect of the Transaction relating to 2G business, such as the wholesale of 2G mobile telecommunication services and the 2G content delivery support, distribution services for pre-paid products and handset purchases are also expected to decline.

Annual Caps for the commission based distribution services, sponsorship program, distribution for Blackberry services and agency services are assumed to increase or decrease with subscriber numbers and/or volume usage or based on sales target.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual Caps of the majority of the Transactions in connection with the purchases made by the Group and services to be provided by the PCCW Group, in particular, interconnection charges and capacity, IDD wholesale services, network management, call centre management, billing/payment, logistics support, secondment of staff, agency services and content management are expected to grow with the number of subscribers and/or usage, although the growth is not strictly in proportion with the increase or decrease of such subscriber number and/or usage as there will be fixed costs in those purchases or services.

Taking into consideration the key assumptions of the Annual Caps, we are of the view that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned.

6.3. Reasons for increase or decrease of Annual Caps

The following sets out the changes in the Annual Caps and the reasons therefor:

Table (7): Annual Caps
		For the year ending 31 December
Items		2006 HK$m	2007 HK$m	2008 HK$m	Reasons for fluctuation

1. Wholesale of mobile					(a) Gradual migration from 2G
telecommunication services					to 3G

-	2G	47.0	43.0	40.0	(b) Assumed increased
					acceptance of 3G products
-	3G	571.0	1,464.0	3,457.0	and services

Increase/- decrease
					The Directors have assumed
-	2G (a)	na	-8.5%	-7.0%	30% market share in the mobile
					market by 2010 with the PCCW
-	3G (b)	na	156.4%	136.1%	Group acting as reseller

					In January 2006, the PCCW
					Group launched the "3G Trial"
					campaign. The campaign to-date
					has received over 330,000
					registered participants. By
					comparison, the Group had
					approximately 738,000
					subscribers as at 31 December,
					2005. Wholesale revenue
					generated by the Group since
					January 2006 is below HK$28
					million as the PCCW Group is
					still under the "3G Trial"

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2. 2G/3G content delivery support
-	2G	2.16	1.94	1.75	(a) Gradual migration from 2G
					to 3G
-	3G	5.04	7.2	9.0

Increase/- decrease
					(b) The content delivery support
-	2G (a)	na	-10.2%	-9.8%	services are mainly for data
					(instead of voice) traffic
-	3G (b)	na	42.9%	25.0%	with costs principally being
					staff costs, software
					development costs and
					hardware acquisition costs.
					There are certain fixed costs
					which do not necessarily
					grow proportionately with
					turnover

3. Distribution services					(a) Annual Caps reflect extended
-	commission based	51.6	60.0	65.0	sales channel with the
					PCCW Group
-	prepaid	96.0	80.0	60.0

Increase/- decrease					(b) Pre-paid products are mainly
-	commission based (a)	na	16.3%	8.3%	for the Group's 2G business.
					Annual Caps decrease in
-	pre-paid (b)	na	-16.7%	-25.0%	2007 and 2008 because of
					the assumption of the
					gradual migration from 2G
					to 3G

4. Sponsorship program		27.0	40.0	33.0	Annual Caps are based on sales
					targets for the PCCW Group for
Increase/- decrease		na	48.1%	-17.5%	each of 2006, 2007 and 2008.
					Annual Caps decrease in 2008
					as sponsorship programs have
					fixed periods

5. Distribution Services for		20.0	14.0	4.0	Decrease in Annual Caps in
Blackberry					2007 and 2008 assumes that the
Increase/- decrease		na	-30.0%	-71.4%	PCCW Group may have its own
					Blackberry services licence in
					future

6. Sale of mobile plans		6.0	8.0	10.0	Continuing migration of HKTL's
					authorised users to the Group's
Increase/- decrease		na	33.3%	25.0%	mobile plans from other
					operators

7. Agency services		6.0	12.0	24.0	Based on the sales targets
Increase/- decrease		na	100.0%	100.0%

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

8. Interconnection capacity and					(a) Data is not required to pay
charges					interconnect fees. Annual
					Caps are based on voice
-	Interconnect	12.3	14.7	16.5	traffic flow to PCCW
					network
-	Flexible bandwidth	1.1	1.2	1.0

-	Video Link	0.2	0.5	0.9	(b) Flexible bandwidth is
					installed for the Group's
-	OFTA regulated items	86	107.3	114.3	retail shops which are
					assumed to increase in 2006
-	Miscellaneous local services	9.65	11.4	13.2	and 2007. Number of retail
					shops in 2008 is assumed to
Increase/- decrease					stay at 2007 year end level

-	Interconnect (a)	na	19.5%	12.2%
					(c) Installation costs are
-	Flexible bandwidth (b)	na	9.1%	-16.7%	expected to be incurred in
					2007
-	Video Link (c)	na	150.0%	80.0%

-	OFTA regulated items (d)	na	24.8%	6.5%	(d) Annual Caps take into
					consideration increase in the
-	Miscellaneous local services (e)	na	18.1%	15.8%	Group's subscribers and
					traffic to the PCCW Group's
					fixed line telephone network

					(e) Annual Caps are based on
					assumptions of the number
					of telephone and data lines
					installed by the Group as
					well as actual and estimated
					usage of such lines

9. IDD wholesale services		18.0	20.0	22.0	IDD wholesale services have
Increase/- decrease		na	11.1%	10.0%	historically not been a major
					item for the Group. Therefore a
					moderate increase in Annual
					Caps is proposed

10. Handset purchases		300.0	200.0	100.0	Handset purchases are for the
Increase/- decrease		na	-33.3%	-50.0%	Group's 2G business. Annual
					Caps in 2007 and 2008 decrease
					because of the assumption of
					gradual migration from 2G to
					3G

11. Network management		181.0	226.0	256.0	The network management costs
Increase/- decrease		na	24.9%	13.3%	generally grow with the number
					of cell sites installed by the
					Group and the Group's
					subscriber number

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

12. Call centre management services	57.0	90.0	110.0	These comprise operating
Increase/- decrease	na	57.9%	22.2%	expenses and capital expenditure
				items. Smaller increase in 2008
				Annual Cap assumes economies
				of scale of operation and less
				increase in subscriber number

13. System integration and	21.2	27.3	27.3	Assumed increase in services
operations services				(such as servers and rack
Increase/- decrease	na	28.8%	0.0%	spaces) to support business
				growth

14. Design and build of mobile	27.0	11.0	1.0	Most of the design and build of
switching centers and cell sites				switching centres is expected to
Increase/- decrease	na	-59.3%	-90.9%	be undertaken in 2006 and 2007

15. Billing/Payment management	4.7	10.0	18.0	Annual Caps generally grow
Increase/- decrease	na	112.8%	80.0%	with the Group's turnover

16. Properties management services	1.5	2.0	3.0	Property management services
Increase/- decrease	na	33.3%	50.0%	charges are expected to increase
				by HK$0.5 million and HK$1
				million in 2007 and 2008,
				reflecting the increase of the
				Group's retail shops and
				possible rental increase

17. Logistics support	12.4	19.0	23.0	Increase in 2007 Annual Cap
				reflects the increased service
Increase/- decrease	na	53.2%	21.1%	levels as a result of business
				volume. Smaller increase in
				2008 Annual Cap is set because
				of the assumption of less
				substantial increase in
				subscriber number

18. Procurement	10.5	19.0	25.0	These generally grow with the
Increase/- decrease	na	81.0%	31.6%	Group's turnover

19 Secondment of staff	16.0	20.0	24.0	It is assumed that additional
Increase/- decrease	na	25.0%	20.0%	number of sales staff is required
				to assist in the retail shops

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

20. Content management services	20.8	31.2	41.6	Assumed increased acceptance
Increase/- decrease	na	50.0%	33.3%	of 3G products and services.
				However, there are fixed cost
				elements and therefore the
				increases in Annual Caps are
				not proportional to the increases
				of Annual Caps for 3G
				wholesale revenue

21. Provision of office space	4.0	5.0	5.0	Assumed increase in demand for
Increase/- decrease	na	25.0%	0.0%	office space in 2007 as the
				business of the Group grows

22. Licences in respect of telephone	4.0	6.0	7.0	The 2006 Annual Cap is set
exchanges				with reference to the current
Increase/- decrease	na	50.0%	16.7%	monthly fees. The increases in
				2007 and 2008 Annual Caps
				assume that further space may
				be required

23. Corporate services	24.0	30.4	33.2	The Annual Caps have been
Increase/- decrease	na	26.7%	9.2%	determined by reference to the
				estimated service requirement of
				the Group based on its
				anticipated levels of business
				operations. The increase in 2007
				and 2008 Annual Caps assume
				that the service requirement of
				the Group will grow in line with
				the business operations

Shareholders should note that the monetary caps for the provision of services and/or products by the Group to the PCCW Group should not be construed as an assurance or forecast by the Company of the future revenue of the Group. Furthermore, the Group will need to incur further capital expenditure to complete the build out of the Group's 3G mobile telecommunications network and the maintenance of the Group's 2G and 3G (after completion) telecommunications networks in the future.

The capital expenditure incurred by the Group for the financial years ended 31 December 2004 and 2005, in the respective amounts of approximately HK$301 million and HK$546 million, was incurred principally in connection with the roll out of the Group's 3G network. The Group's anticipated capital expenditure for the three calendar years covered by the Transactions, being the years ending 31 December 2006, 2007 and 2008, is expected to be mainly of a different nature, in that it is expected to principally relate to upgrades and enhancements of the Group's 3G network and its 2G/2.5G network, to cater for the anticipated increases in future capacity if the Transactions are approved and to maintain and enhance service quality.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The nature of the upgrades and enhancements required is ultimately dependent upon many factors, including the take up of the Group's services to be offered in conjunction with the PCCW Group, future changes in technology and usage patterns and other factors that may affect the Group's business or the market for mobile telecommunications services in Hong Kong generally. Therefore, it is difficult for the Directors to provide meaningful estimates of expected capital expenditure for the periods covered by the Transactions and any estimates should be treated with caution and will be subject to change. Accordingly, subject to the qualifications referred to above and based on the existing information known to the Directors at this time and current business plans, the Directors anticipate levels of capital expenditure during the period covered by the Transactions to be broadly consistent with the Group's recent historical levels.

We have considered the capital expenditures requirements of the Group in arriving at our recommendation as set out on page 133.

7.     Annual review of continuing connected transactions

Under the Listing Rules, each year the independent non-executive directors of the Company must review the Transactions and confirm in the Company's annual report and accounts that the Transactions have been entered into:

1.     In the ordinary and usual course of business of the Group;

2.    Either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

3.     In accordance with the Agreements governing the Transactions, on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

The Company will also be required to comply with all other continuing obligations under the Listing Rules, including its auditors' confirmation that the Transactions have not exceeded the Annual Caps and will re-comply with the relevant Listing Rules if any of the Annual Caps is exceeded or when the Agreements are renewed or when there is a material change to the terms of the Agreements.

RECOMMENDATION

Having analysed and considered the principal factors as set out in this letter above, we would draw your attention to the following key factors, which should be read in conjunction with and interpreted in the full context of the Circular, in arriving at our conclusion:

1.    The Company has established a modest 2G business providing mobile telecommunications services to retail customers. It is the smallest of Hong Kong's six 2G providers with less than 10% market share. The Company also has a 3G licence but, despite having spent some HK$858 million on building out its 3G infrastructure, it has yet to launch its 3G business on a meaningful basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.     With the three other 3G operators having already launched their 3G product, the Company has been left behind by its competitors. Furthermore, with its current level of indebtedness, it does not have the financial capability to compete aggressively in targeting retail customers on a standalone basis. Accordingly the Board has reviewed its options and has decided to pursue a wholesaling model for 3G which enables it to leverage on the PCCW Group's premier market position and financial strength.

3.    The Group has therefore entered into agreements with the PCCW Group under which it will continue to pursue its existing 2G retail business; it will act as a wholesaler of 2G products to the PCCW Group for resale to commercial customers and for bundling with various other telecommunications products and services of the PCCW Group; it will act as a wholesaler of 3G products to the PCCW Group for resale to retail and commercial customers; and it will outsource various functions to the PCCW Group to enable it to pursue the proposed business model most efficiently.

4.    The Transactions allow the Company to: (i) leverage on the PCCW Group's existing customer base to rapidly grow the Group's 3G business while avoiding the additional costs incurred in a retail business model; and (ii) reduce the costs of administration, technical and other services by taking advantage of the economies of scale which can be derived from purchasing those services from the PCCW Group. The Transactions will form part of the normal commercial activities of the Company in the ordinary and usual course of its business.

5.    The terms and conditions of the Transactions will be on commercial arm's length basis and no less favourable to the Group than those obtainable from or offered to independent third parties.

6.    The pricing basis of the services and products have been determined as follows: (i) if there are applicable OFTA regulated prices, the pricing basis is based on OFTA regulated prices; (ii) if there are no applicable OFTA regulated prices, the pricing basis is determined by reference to prices offered to third parties by the Group or the PCCW Group or market prices, taking into consideration volume discounts; or (iii) if none of the above applies, the pricing basis is determined by reference to costs or costs plus mark ups.

7.     The Annual Caps have been determined by reference to the expected increased acceptance of the 3G products and services and the estimated growth by the PCCW Group as reseller in the mobile market; and

8.   The Transactions will be subject to annual review by the independent non-executive directors of the Company who will confirm that the Transactions are carried out in the ordinary and usual course of business of the Company, on normal commercial terms, and in accordance with the Agreements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the above, we are of the opinion that the terms of the Transactions and the Annual Caps are fair and reasonable and that the entering into of the Transactions contemplated under the Agreements in accordance with the terms set out in the Agreements, is in the ordinary and usual course of business, on normal commercial terms, and in the interests of the Company and the Shareholders as a whole so far as the Company and the Independent Shareholders are concerned. Accordingly, we would advise the Independent Shareholders, as well as recommend the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the ordinary resolutions in respect of the Agreements and the Transactions (including the Annual Caps) to be proposed at the Shareholders' Meeting.
Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

APPENDIX I	GENERAL INFORMATION

1.     RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2.    DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO were as follows:

Interest in the Company's associated corporation, PCCW
		Number of
	Personal	underlying shares		% of issued
	interests in	of PCCW held		share
	shares of	under equity		capital of
Name of Director	PCCW	derivatives	Total	PCCW

Alexander Anthony Arena	760,000	15,800,200 (note (i))	16,560,200	0.2460%
Chan Kee Sun, Tom	44,383	325,000 (note (ii))	369,383	0.0055%
Chan Wing Wa	455	960,000 (note (ii))	960,455	0.0143%
Chow Ding Man	83,600	450,360 (note (iii))	533,960	0.0079%
Hui Hon Hing, Susanna	—	196,000 (note (ii))	196,000	0.0029%

Notes:

(i)    These interests represented Alexander Anthony Arena's beneficial interest in: (i) 200 underlying shares of PCCW held in the form of 20 American depositary receipts of PCCW which constitute listed equity derivatives; and (ii) 15,800,000 underlying shares of PCCW in respect of share options granted by PCCW to Alexander Anthony Arena as beneficial owner.

(ii)   These interests represented the interest in underlying shares of PCCW in respect of share options granted by PCCW to the relevant Director as beneficial owner.

(iii)  These interests represented Chow Ding Man's beneficial interest in: (i) 440,000 underlying shares of PCCW in respect of share options granted by PCCW to Chow Ding Man as beneficial owner; and (ii) the deemed interest in 10,360 underlying shares of PCCW in respect of share options granted by PCCW to the spouse of Chow Ding Man as beneficial owner.

APPENDIX I	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests and short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under Section 352 of the SFO.

3.    INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had, or was deemed or taken to have, an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group:
			% of issued
		Number of	share capital of
Name of shareholder	Note(s)	Shares	the Company

PCCW	(i) & (ii)	2,372,672,256	79.35%
Huawei Tech. Investment Co., Limited	(i)	296,416,000	9.91%

Notes:

(i)     PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile. Alexander Anthony Arena, the chairman of the Company, is an executive director of PCCW.

(ii)    All the interests disclosed represent long positions in the Shares. Shareholding interest is stated as at the Latest Practicable Date, based on information notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Group.

APPENDIX I	GENERAL INFORMATION

4.     DIRECTORS' SERVICE CONTRACTS AND INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

As at the Latest Practicable Date, to the best of the knowledge of the Directors, none of the Directors or proposed directors of the Company or any expert as named in this Circular had any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

5.     DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors and their respective associates were considered to have interests in any business which competes or may compete, either directly or indirectly, with the businesses of the Group or have or may have any other conflict of interests with the Group pursuant to the Listing Rules.

6.     LITIGATION

None of the Company or any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Company or any of its subsidiaries.

7.     MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited accounts of the Company were made up.

8.     QUALIFICATIONS AND CONSENT OF EXPERT

(a)    The following are the qualifications of the experts who have given their report, opinion or advice which are contained in this Circular:
Name	Qualifications

ING Bank N.V.	A registered institution under the SFO, registered for Type 1
(dealing in securities), Type 4 (advising on securities) and
Type 6 (advising on corporate finance) of the regulated
activities

(b)    As at the Latest Practicable Date, ING Bank N.V. had no shareholding interest in any member of the Group or the right to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

APPENDIX I	GENERAL INFORMATION

(c)    ING Bank N.V. has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter and references to its name in the form and context in which it appears.

9.     DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection by shareholders of the Company at the office of Richards Butler located at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours up to Monday, 24 April 2006.

(a)    each of the agreements referred to in this Circular;

(b)    the Letter from the Board, the text of which is set out on pages 4 to 96 of this Circular;

(c)    the letter from the Independent Board Committee, the text of which is set out on page 97 of this Circular;

(d)    the letter from the Independent Financial Adviser, the text of which is set out on pages 98 to 133 of this Circular;

(e)    the written consent referred to in the paragraph headed "Qualifications and Consent of Expert" in this Appendix; and

(f)    this Circular.

10.   PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 66 of the articles of association of the Company, at any general meeting of the Company a resolution put to the vote of a meeting shall be decided on a show of hands unless voting by way of a poll is required by the Listing Rules or (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (a) by the chairman of such meeting; or (b) by at least three members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or (c) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and representing not less than one tenth of the total voting rights of all members having the right to vote at the meeting; or (d) by a member or members present in person or in the case of a member being a corporation by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all shares conferring that right.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote of shareholders taken at a general meeting to approve the connected transactions pursuant to Chapter 14A of the Listing Rules and the transactions that are subject to independent shareholders' approval pursuant to the Listing Rules must be taken on a poll. The Transactions constitute continuing connected transactions of the Company which shall be subject to the approval of the Independent Shareholders. Accordingly, the chairman of

APPENDIX I	GENERAL INFORMATION

the Shareholders' Meeting will demand that the ordinary resolutions proposed to be passed at the Shareholders' Meeting will be decided by poll. The poll procedure will be scrutinised by Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company. The poll results will be published by way of announcement.

11.   MISCELLANEOUS

(a)   The Company Secretary is Hui Hon Hing, Susanna, who is a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

(b)   The Qualified Accountant of the Company is Hui Hon Hing, Susanna, who is a member of both the Hong Kong Institute of Certified Public Accountants and the American Institute of Certified Public Accountants.

(c)   The registered office of the Company is situated at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

(d)   The head office and principal place of business of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong.

(e)   The principal share registrar and transfer office of the Company is Butterfield Fund Services (Cayman) Limited, which is situated at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands, British West Indies.

(f)    The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, which is situated at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(g)    The custodian of the Company for American depositary shares of the Company is The Hongkong and Shanghai Banking Corporation Limited which is located at One Queen's Road Central, Hong Kong.

(h)    In case of inconsistency, the English text of this Circular shall prevail over the Chinese text.

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of SUNDAY Communications Limited (the "Company") will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Wednesday, 26 April 2006 at 3:00 p.m., to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:

1.     THAT the 2G Wholesale Mobile Services Agreement dated 7 April 2006 between Mandarin (as defined in the circular issued by the Company on the date hereof to its shareholders (the"Circular")) and HKTC (as defined in the Circular) (as more particularly described in paragraph 1 of Part C of the Letter from the Board (as defined in the Circular)), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

2.    THAT the 3G Wholesale Mobile Services Agreement dated 7 April 2006 between SUNDAY 3G (as defined in the Circular) and HKTC (as more particularly described in paragraph 1 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

3.    THAT the 2G Content Delivery Support Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 2 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

4.    THAT the 3G Content Delivery Support Agreement dated 7 April 2006 between SUNDAY 3G and HKTC (as more particularly described in paragraph 2 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

5.    THAT the Distribution Agreement (Commission Based) dated 7 April 2006 between Mandarin and NSL (as defined in the Circular) (as more particularly described in paragraph 3 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

6.   THAT the Distribution Agreement (Pre-Paid) dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 3 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

7.   THAT the Sponsorship Program Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 4 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

8.   THAT the Distributorship Agreement for Blackberry dated 7 April 2006 between Mandarin, NSL and HKTC (as more particularly described in paragraph 5 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

9.    THAT the Corporate Customer Mobile Services Agreement dated 7 April 2006 between Mandarin and HKTL (as defined in the Circular) (as more particularly described in paragraph 6 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

10.   THAT the Agency Agreement dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 7 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

11.   THAT the Extended Deluxe Package Agreement for Interconnect Capacity dated 12 May 2005 between Mandarin, SUNDAY 3G and HKTC (as amended by an amendment letter dated 7 April 2006) (each as more particularly described in paragraph 8(i) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement (as amended by the amendment letter) and the Annual Caps applicable to that agreement (as amended by the amendment letter) as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement (as amended by the amendment letter).

12.   THAT the Flexible Bandwidth 1.5Mbps Service Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 8(ii) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

13.   THAT the Video Link Circuit Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 8(iii) of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

14.   THAT the payment of the mobile interconnection charges, mobile number portability and local access charges by the Group (as defined in the Circular) to the PCCW Group (as defined in the Circular) in connection with the provision of mobile interconnection, mobile number portability and local access services by the PCCW Group to the Group (as more particularly described in paragraph 8(iv) of Part C of the Letter from the Board) under the Interconnection Agreement dated 12 May 2005 between SUNDAY 3G and HKTC as amended by the 3G Interconnection Rates Agreement dated 7 April 2006 between HKTC and SUNDAY 3G, the Interconnection Agreement dated 14 April 1997 as amended by an amendment agreement dated 19 January 1999, the Mobile Number Portability Service Agreement dated 19 January 1999 and the International Call Delivery Agreement dated 9 September 1999, each as amended by the 2G Interconnection Rates Agreement dated 7 April 2006 between HKTC and Mandarin, and the 2G Interconnection

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

Rates Agreement and the 3G Interconnection Rates Agreement each dated 7 April 2006 between HKTC and each of Mandarin and SUNDAY 3G, respectively (each as more particularly described in paragraph 8(iv) of Part C of the Letter from the Board), the terms of each of the foregoing agreements, the performance of the transactions contemplated under those agreements and the aggregate Annual Caps applicable to the transactions contemplated under those agreements above as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions and agreements.

15.   THAT the payment of the miscellaneous local telephone and/or data services charges by the Group to the PCCW Group in connection with the provision of local data and/or telephone services by the PCCW Group to the Group under the Letter Agreement dated 7 April 2006 in relation to Miscellaneous Local Telephone or Data Services between Mandarin and HKTC (as more particularly described in paragraph 8(v) of Part C of the Letter from the Board), the terms of that agreement, the performance of the transactions contemplated by that agreement and the aggregate Annual Caps applicable to such transactions contemplated by that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transactions and agreement.

16.   THAT the Wholesale International Switched Service Provision Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 9 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

17.   THAT the Handset Procurement Agreement dated 7 April 2006 between Mandarin and NSL (as more particularly described in paragraph 10 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

18.   THAT the Mobile Network Management Services Agreement dated 7 April 2006 between Mandarin and Cascade (as defined in the Circular) (as more particularly described in paragraph 11 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

19.   THAT the Contact Centre Services Agreement dated 7 April 2006 between Mandarin and PCCW Teleservices (as defined in the Circular) (as more particularly described in paragraph 12 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

20.   THAT the Agreement for IT Services dated 10 January 2006 and the Agreement for IT Services dated 7 April 2006, each between Mandarin and PCCW Powerbase (as defined in the Circular) (as more particularly described in paragraph 13 of Part C of the Letter from the Board), the performance of the transactions contemplated by those agreements and the aggregate Annual Caps applicable to those agreements as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreements.

21.   THAT the letter of award relating to the design and build of a mobile switching centre dated 10 January 2006 from Mandarin to Cascade (as more particularly described in paragraph 14 of Part C of the Letter from the Board), the performance of the transactions contemplated by that letter and the aggregate Annual Caps applicable to that letter and the provision of certain design and build of additional mobile switching centres and/or cell sites services by Cascade to members of the Group as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such letter.

22.   THAT the provision of certain design and build of additional mobile switching centres and/or cell sites services by Cascade to members of the Group in relation to the design and build of additional mobile switching centres and/or cell sites awarded, including without limitation any future agreements and/or letters of award entered into in relation to the award to Cascade of further work for the design and build of additional mobile switching centers and/or cell sites (as more particularly described in paragraph 14 of Part C of the Letter from the Board) up to the amount of the applicable aggregate Annual Caps described in paragraph 14 of Part C of the Letter from the Board, the performance of such transactions be and are hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the same.

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

23.   THAT the Billing Management Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 15 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

24.   THAT the Agreement for Provision of Property Management Services, Project Management Services and Lease Management Services dated 7 April 2006 between Mandarin and PCPD Facilities (as defined in the Circular) (as more particularly described in paragraph 16 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

25.   THAT the Agreement for Delivery Services for Mobile Products and Materials dated 7 April 2006 between Mandarin and Power Logistics (as defined in the Circular) (as more particularly described in paragraph 17 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

26.   THAT the Procurement Services Agreement dated 7 April 2006 between Mandarin and HKTC (as more particularly described in paragraph 18 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

27.   THAT the Letter Agreement relating to the secondment of staff dated 7 April 2006 between Mandarin and HKTL (as more particularly described in paragraph 19 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

28.   THAT the Content Management Agreement dated 7 April 2006 between Mandarin and PCCW Media (as defined in the Circular) (as more particularly described in paragraph 20 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

29.   THAT the Licence Agreement relating to the provision of office space dated 7 April 2006 between Mandarin and PCCW Services (as defined in the Circular) (as more particularly described in paragraph 21 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

30.   THAT the Yau Tong Offer Letter dated 1 September 2005 between Mandarin and HKTC (as amended by a letter dated 10 January 2006 and further amended by the Yau Tong Amendment Letter dated 7 April 2006) and the Lai Chi Kok Offer Letter dated 10 January 2006 between Mandarin and HKTC (as amended by the Lai Chi Kok Amendment Letter dated 7 April 2006) (each as more particularly described in paragraph 22 of Part C of the Letter from the Board), the performance of the transactions contemplated by those offer letters (including, without limitation, the entering into of the formal licence agreements contemplated by those offer letters) and agreements and the aggregate Annual Caps applicable to those offer letters, amendment letters, formal licence agreements and agreements, and the licensing by the Group from the PCCW Group of any further properties as contemplated by the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such offer letters, amendment letters, formal licence agreements and agreements.

31.   THAT the licensing by the Group from the PCCW Group of any further properties (as more particularly described in paragraph 22 of Part C of the Letter from the Board) up to the amount of the applicable aggregate Annual Caps described in paragraph 22 of the Letter from the Board and the performance of such transactions be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the same.

32.   THAT the Corporate Services Agreement dated 7 April 2006 between HKTL, the Company, Mandarin and SUNDAY 3G (as more particularly described in paragraph 23 of Part C of the Letter from the Board), the performance of the transactions contemplated by that agreement and the Annual Caps applicable to that agreement as set out in the Letter from the Board be and are each hereby approved and that any director of the Company be and is hereby authorized to do such further acts and things and execute such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement.

APPENDIX II	NOTICE OF SHAREHOLDERS' MEETING

33.   THAT any transfer of rights and obligations under an agreement described in the Letter from the Board from a member of the Group to another member of the Group or (as the case may be) from a member of the PCCW Group to another member of the PCCW Group in accordance with the assignment provisions of the relevant agreement set out in the Letter from the Board be and is hereby approved.

By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong
10 April 2006

Notes:

1.     A form of proxy for use at this extraordinary general meeting is enclosed herewith.

2.     A member of the Company entitled to attend and vote at this extraordinary general meeting is entitled to appoint one or more than one proxies to attend and vote instead of him/her. A proxy need not be a member of the Company.

3.     In order to be valid, the form of proxy together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited with Computershare Hong Kong Investor Services Limited, the Hong Kong branch share registrar of the Company, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding this extraordinary general meeting or any adjournment thereof.

4.     Completion and return of the form of proxy shall not preclude members of the Company from attending and voting in person at this extraordinary general meeting (or any adjourned meeting thereof) and, in such event, the form of proxy shall be deemed to be revoked.

5.     Where there are joint registered holders of any share in the Company, any one of such joint registered holders may vote at this extraordinary general meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint registered holders is present at this extraordinary general meeting personally or by proxy, the most senior shall alone be entitled to vote in respect of the relevant joint registered holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint registered holders stand on the register of members of the Company in respect of the relevant joint registered holders.

Electronic Communications

This Circular is available (in both English and Chinese) in electronic form on the Company's website at www.sunday.com. You may at any time choose to receive this Circular either in printed form or using electronic form.

If you have already chosen to rely on the version of this Circular posted on the Company's website and have difficulty in having access to the document, you will, promptly upon written request, be sent this Circular in printed form free of charge. Please send your request to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.